UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Performance Review

Dear Stockholders:

We present the Performance Commentary on the Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) for the year ended December 31, 2022, prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporate Law, together with the rules of the National Monetary Council (CMN), of Banco Central do Brasil (Bacen) and model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (Cosif) and the Securities and Exchange Commission (CVM), as they do not conflict with the rules issued by Bacen.

The Consolidated Financial Statements prepared based on the international accounting standards issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2022, will be disclosed within the legal deadline at the electronic address www.santander.com.br/ri.

1. Macroeconomic Environment

At the end of the fourth quarter of 2022, Banco Santander observed that the median projections of economic agents regarding the performance of the Brazilian economy indicate a growth in the Brazilian GDP of 3.0% in 2022 compared to the expansion of 5.0% in the previous year. The projection for 2022 is higher than that observed at the end of the third quarter and, in the Bank's assessment, was influenced by the recent publication that the actual result observed in that period was in line with the median of market expectations, despite the upward revision in the previous results of the historical series, indicating greater robustness of the Brazilian economy in 2022. It seems to us that the robustness is directly linked to the maintenance of fiscal and tax stimuli previously approved and which were implemented during the second half of the year. The economic activity data released fell short of our estimate of GDP growth in the previous quarter - we estimated an increase of 4.2% - but we believe that the frustration was directly linked to the aforementioned revision in the historical series and not to the change in the recent growth dynamics. Together with the previously mentioned stimuli, this scenario led us to change our expectation about what the expansion will be in 2022. Instead of the previous estimate of 2.6%, we are currently projecting growth of 3.0% in 2022.

In the last quarter of 2022, the Bank witnessed the interannual variation of the IPCA retreat to 5.8% compared to the 7.2% level observed at the end of the third quarter. Despite the decline, the level reached was still above the target of 3.5% determined for 2022. The Bank understands that this inflationary environment and the balance of risks were the reasons why the Central Bank of Brazil justified maintaining the basic rate at 13.75% p.a. between the end of the third quarter of 2022 and the previous quarter. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the targets established within the relevant time horizon for monetary policy, mainly after the elected government signals that it will increase the amount of public spending from next year, which could make the disinflation process slower. In this sense, the Bank projects that the Selic rate will reach 12.00% p.a. at the end of 2023 and 9.0% p.a. at the end of 2024.

Regarding the behavior of the exchange rate, Banco Santander saw the quotation of the Brazilian currency against the US dollar fluctuate between R$5.02/US$ and R$5.53/US$ in the fourth quarter and ended the period quoted at R$5.22/US$. That is, below the exchange rate of R$5.41/US$ at the end of the third quarter. The volatility demonstrated by the trajectory of the real is in line with our forecast that the exchange rate will have limited space to record significant appreciation in the coming years. In fact, we project that the exchange rate will reach R$5.40/US$ by the end of 2023 and R$5.50/US$ by the end of 2025.

The performances mentioned above took place in the midst of an international environment that the Bank judged unfavorable and which highlighted the following themes: 1) maintenance of inflationary pressures around the globe; 2) signs of a more extensive adjustment in US monetary policy; 3) intensification in the pace of normalization of monetary policy in the Euro Zone and; 4) new outbreaks of COVID-19 contamination in China, raising fears of an intense slowdown in that country's economy that would trigger a global recession of great magnitude. In the domestic environment, Santander understands that the main themes were the following: 1) conclusion of the presidential election without damage to the Brazilian institutional framework; 2) approval of a constitutional amendment authorizing the elected government to increase the amount of public expenditure not subject to the public expenditure ceiling rule as of 2023 and; 3) deterioration in economic agents' expectations regarding the beginning of the SELIC rate reduction process in 2023 (previously, they indicated the possibility of cuts at the beginning of the year and, currently, they indicate a chance for the second half of 2023).

2. Performance

Regarding financial performance, the managerial result reached R$1,689 million in the fourth quarter of 2022, with a -45.9% variation in the quarter. Managerial net income was R$12,900 million in 2022, down 21.0% compared to the same period of the previous year. Managerial return on equity was 8.35% in 4Q22 and 16.3% in 2022.

The loan portfolio reached R$489,687 million, representing growth of 5.8% compared to the same period of the previous year. Emphasis on the growth of the portfolio of individuals with a growth of 8.0% (mainly for Payroll, Real Estate and Personal Credit) and Small and Medium-Sized Companies with a growth of 7.2%. In the quarter, the portfolio grew 1.1%, with emphasis on Individuals, influenced mainly by seasonal movements at the end of the year – with emphasis on the Credit Card and payroll loan lines, mainly due to the increase in the payroll loan margin.

The gross financial margin totaled R$51,756 million in 2022, down 6.9% compared to the same period of the previous year. In 4Q22, the margin reached R$12,517 million, a decrease of -0.6% compared to 3Q22, mainly reflecting the lower result with clients in the period, which presented a decrease of -2.6%. Margin from operations with the market totaled (R$1,265) million in 4Q22, an improvement of 18.1%.

The result of loan losses reached R$23,875 million, a growth of 72.0% in relation to the previous year, justified by the increase in bad debt, mainly in credit operations to individuals. In 4Q22, the result reached (R$7,309) million, a growth of 17.7% over 3Q22.

Total service revenues fell by 0.2% in 2022, however, it shows growth of 2.2% if we normalize the exit of GetNet last year. In the fourth quarter of 2022, revenue reached R$5,075 million, representing an increase of 7.2%, influenced by Insurance (seasonal effects of life insurance policy renewal and change of registration of competence of Insurance brokerage), Cards and Adm. of Funds, Consortia and Assets.

General expenses reached R$6,049 million in 4Q22, up 6.3% in the quarter. This variation is justified by higher personnel expenses, which grew 4.8% in the quarter, impacted by the collective agreement applied to the company's salary base from September 2022, higher administrative expenses with a variation of +7.6%, mainly due to the growth in the lines of Marketing, data transmission technology and software use licenses and higher amortization and depreciation expenses, which reached 7.1% in this quarter, reflecting mainly the higher investments made in software and hardware. In 2022, expenses reached R$22,706 million, an increase of 5.7%. The efficiency ratio was 40.8% in 4Q22, an increase of 3.37 p.p. in the quarter and 1.6 p.p. in the year. We remain committed to the constant search for efficiency, with an omni-channel approach, through the integration of our platform and the industrialization of our processes.

2.1) Corporate Income

Consolidated Income Statements (R$ Millions)	12M22	12M21	annual changes %	4Q22	3Q22	quarterly changes %
Financial Income	99,768.6	99,112.2	0.7	20,055.7	37,313.3	(46.3)
Financial Expenses	(71,653.9)	(59,797.4)	19.8	(14,752.8)	(30,985.4)	(52.4)
Gross Profit From Financial Operations	28,114.7	39,314.9	(28.5)	5,302.9	6,327.9	(16.2)
Other Operating (Expenses) Income	(11,360.0)	(15,652.3)	(27.4)	(3,284.5)	(2,524.3)	30.1
Operating Income	16,754.7	23,662.6	(29.2)	2,018.4	3,803.6	(46.9)
Non-Operating Income	543.1	9.0	5,934.6	93.5	33.4	180.0
Income Before Taxes on Income and Profit Sharing	17,297.8	23,671.6	(26.9)	2,111.9	3,837.0	(45.0)
Income Tax and Social Contribution	(2,326.2)	(6,503.2)	(64.2)	189.0	(226.7)	(183.4)
Profit Sharing	(2,222.0)	(2,059.7)	7.9	(616.7)	(566.2)	8.9
Non-Controlling Interest	(179.4)	(120.9)	48.3	(75.4)	(5.3)	1,321.8
Consolidated Net Income	12,570.2	14,987.7	(16.1)	1,608.8	3,038.8	(47.1)

OPERATING RESULT BEFORE ADJUSTED TAXATION	12M22	12M21	annual variation%	4Q22	3Q22	quarterly variation%
(R$ Million)
Result before Taxation on Profit and Participation	17,297.8	23,671.6	(26.9)	2,111.9	3,837.0	(45.0)
Foreign Exchange Hedge	-	2,236.9	(100.0)	-	-	-
Operating Income Before Adjusted Taxation	17,297.8	25,908.5	(33.2)	2,111.9	3,837.0	(45.0)

INCOME TAX	12M22	12M21	annual variation%	4Q22	3Q22	quarterly variation%
(R$ Million)
Income tax and social contribution	(2,326.2)	(6,503.2)	(64.2)	189.0	(226.7)	(183.4)
Foreign Exchange Hedge	-	(2,236.9)	(100.0)	-	-	-
Adjusted Income Tax and Social Contribution	(2,326.2)	(8,740.1)	(73.4)	189.0	(226.7)	(183.4)

The return for the year based on the accounting result on average equity reached 15.63%, a reduction of 3,09 p.p compared to the same period of 2021.

a) Foreign Exchange Hedge of Grand Cayman and Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used primarily to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for trade finance abroad and working capital. To hedge the exposure of these assets to exchange variations, the Bank uses external funding and derivative instruments. In accordance with Brazilian tax rules, as of January 2021, 50% of gains or losses resulting from the impact of the appreciation or devaluation of the Real on foreign investments will be computed in the determination of taxable income and in the calculation basis of the Contribution Social Security on Net Profit (CSLL) of the corporate investor domiciled in the country, while gains or losses on bonds and derivative instruments used as hedging are 100% taxable or deductible. The purpose of these derivative instruments is to hedge net income after tax. As of 2022, in compliance with Law No. 14,031, all exchange rate changes will be computed in the IRPJ and CSLL taxable base.

The different tax treatment of such exchange differences results in volatility in the operating result and in the tax expense accounts (PIS/COFINS) and income taxes (IR/CSLL), as shown below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches (R$ Million)	12M22	12M21	annual changes%	4Q22	3Q22	quarterly changes %
Exchange Variation - Profit From Financial Operations	(2,644.0)	3,862.1	(168.5)	(1,383.4)	1,239.7	(211.6)
Derivative Financial Instruments - Profit From Financial Operations	2,773.0	(6,374.1)	(143.5)	1,450.4	(1,300.2)	(211.6)
IR/CSLL	-	2,236.9	(100.0)	-	-	-
PIS/Cofins	(129.0)	275.1	(146.9)	(67.0)	60.5	(210.7)

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	Dec/22	Dec/21	annual changes %
Current and Non-Current Assets	1,034,164.2	950,440.4	8.8
Permanent	14,353.7	12,935.5	11.0
Total Assets	1,048,517.9	963,375.9	8.8
Current and Long-Term Liabilities	965,102.7	882,996.9	9.3
Deferred Income	-	382.2	(100.0)
Non-Controlling Interest	1,353.3	1,257.2	7.6
Stockholders' Equity	82,061.9	78,739.6	4.2
Total Liabilities and Stockholders' Equity	1,048,517.9	963,375.9	8.8

2.3) Stockholders’ Equity

On December 31, 2022, Banco Santander's consolidated shareholders' equity increased by 4.2% compared to December 31, 2021.

The variation in Shareholders' Equity between December 31, 2022 and December 31, 2021 was mainly due to the net income for the year in the amount of R$12,570 million, the negative equity valuation adjustment (bonds and securities and derivative financial instruments) in the amount of R$835 million and the payment of dividends in the amount of R$2,820 million and of Interest on Equity in the amount of R$5,280 million.

For additional information, see explanatory note No. 21.

2.4) Basel Index

Bacen determines that financial institutions maintain Reference Equity (PR), PR Tier I and Core Capital compatible with the risks of their activities, higher than the minimum requirement of Required Reference Equity, represented by the sum of the credit risk installments, market risk and operational risk.

As established in CMN Resolution No. 4,958/2021, the PR requirement is at 11.50%, including 8.00% of Minimum Reference Equity, plus 2.50% of Capital Conservation Additional and 1.00% of Additional Systemic. The Tier I PR is 9.50% and the Minimum Principal Capital is 8.00%.

According to the rules established by CMN Resolution No. 4,955/2021, the calculation of capital ratios is calculated on a consolidated basis based on information from the Prudential Conglomerate, whose definition is established by CMN Resolution No. 4,950/2021, as shown below:

Basel Index%	Dec/22	Dec/21
Reference Equity Level I	75,943.7	76,969.9
Principal Capital	69,229.0	69,919.9
Supplementary Capital	6,714.7	7,050.1
Reference Equity Level II	13,109.8	12,591.3
Regulatory Capital (Tier I and II)	89,053.5	89,561.3
Credit Risk	559,230.6	527,119.3
Market Risk	19,332.1	15,122.2
Operational Risk	60,073.2	58,499.8
Total RWA	638,635.9	600,741.3
Basel Level I Ratio	11.89	12.81
Basel Principal Capital	10.84	11.64
Basel Regulatory Capital	13.94	14.91

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio referring to for the exercise ended December 31, 2022, of the main subsidiaries of Banco Santander:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	60,654.0	41,886.9	1,761.0	54,804.7	100%
Santander Leasing S.A. Arrendamento Mercantil	15,523.0	11,096.3	568.0	2,863.1	100%
Santander Corretora de Seguros, Investimento e Serviços S.A.	12,974.1	4,586.7	1,413.0	-	100%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,497.5	800.6	124.9	-	100%

The financial statements of the above Subsidiaries were prepared in accordance with the accounting practices adopted in Brazil, established by the Corporation Law, together with the rules of the CMN, Bacen and the document model provided for in the Accounting Plan of Cosif Institutions, of CVM, which do not conflict with the rules issued by Bacen, without the elimination of operations with affiliates.

3. Corporate Restructuring

During the exercise ended in December 31, 2022 and the year ended December 31, 2021, several corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with Banco Santander's business plan.

For additional information, see the explanatory note to the financial statements No. 31.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

The Governance structure of Banco Santander Brasil is made up of the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, which are: Audit, Risks and Compliance, Sustainability, Compensation and Appointment and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and resolutions of the Board of Directors, see the electronic address www.santander.com.br/ri.

6. Risk Management

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the risk management structure and (GIRC) coming into force from the same year. The resolution highlights the need to implement a integrated risk and capital management, integrated stress testing program definition and Risk Appetite statement (RAS - Risk Appetite Statement), creation of a Risk Committee, definition of the policy for the disclosure of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy.

Banco Santander takes the necessary actions on a continuous and progressive basis, with a view to complying with the resolution. were not relevant impacts arising from this standard were identified.

For more information, see note 30 to this publication.

Capital Management Structure

Banco Santander's capital management structure relies on robust governance, which supports the processes related to this topic and establishes the attributions of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Capital and Risk Management Structure, available at www.santander.com.br/ri.

Internal Audit

Internal Audit reports directly to the Board of Directors, and the Audit Committee is responsible for its supervision.

Internal Audit is a permanent function, independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of processes and internal control, risk management (current or emerging) and governance systems, thus contributing to the protection of the value of the organization, its solvency and reputation. Internal Audit has a quality certificate issued by the Instituto dos Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent to Banco Santander's activity, the Internal Audit has a set of internally developed tools that are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be performed, are periodically reviewed.

The Audit Committee and the Board of Directors favorably analyzed and approved the Audit work plan Internal for the year 2022.

7. People

At the Bank, we continue to take care of our people. After all, they are the ones who think, design, develop, interact and build what the Bank wants to be. This is why the Bank invests in each of its 52,603 employees here in Brazil.

In terms of Health, we have implemented a series of actions to promote the Well-Being and Physical and Emotional Health of our people, especially at this time of resumption after COVID-19, always following the guidelines of health and health bodies.

For the development of our people, the Corporate University – the Santander Academy, works for a strong culture, transversal, providing that everyone, online and in person, can improve what they already know and explore new possibilities. From mandatory certifications for certain roles to Digital Leadership courses, the most important thing is to get out of comfort zone and invest in yourself by expanding your knowledge and repertoire.

The Bank supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring alignment between everyone through recurring conversations and frank, career guidance and special moments to reward the growth of teams.

Banco Santander values a diverse environment, where every competence and every difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Backgrounds, Experiences and Generations and the LGBTQIA+ pillar. Another good example is the Talent Show. In it, Santander makes room for getting to know the most different performances and exploring the universe of skills that exist in the Bank, allowing interaction and fraternization between colleagues.

In the sphere of Customers, we remain focused on offering the best products and services, in a Simple, Personal and Fair way.

In this context, in October and November, we had Todos na Same Página, which is an initiative created in 2021 and which takes place 3 to 4 times a year. For these meetings, we encourage the reading of a book and provide a debate between our CEO and the entire organization. In the last presentations, we debated the books “As Cartas de Bezos” and “Pequeno Anti-racista Manual”, with the participation of 57 thousand spectators (total).

At the beginning of October, we had Santander Week, which took place in all Santander units around the world. This year, our activities were designed with a focus on one of our Corporate Behaviors, Think Customer. There were several activities designed to improve the experience of our customers. In addition, we again had Amigo de Valor, which supports public policies aimed at guaranteeing the rights of children and adolescents and allows the allocation of part of the income tax due directly to the Child and Adolescent Direct Funds.

Also in October we had our second Blood Donation Campaign of the year, with excellent support from our employees.

8. Sustainable Development

Our purpose is to contribute to the progress of people and businesses. At the same time, we want to support the construction of a fairer and more sustainable Brazil. We have a clear strategy for our environmental aspirations (to be a reference in sustainable business), social aspirations (working so that everyone has opportunities) and governance aspirations (having the best ESG management practices).

ENVIRONMENTAL

•         In 2022, we enabled R$ 32.2 billion in sustainable businesses, supporting the transition to a low-carbon, resilient and inclusive economy. Among the highlights are:

o We maintained leadership in the CBIO market, which we helped create in 2020, with a 54.4% market share.

o In Sustainable Agro, which considers lines that encourage low-carbon agriculture and solar energy, we disbursed R$ 394 million.

•         In November, during COP27, Itaú, Marfrig, Santander, Suzano, Rabobank and Vale launched the Biomas company, whose objective is to restore, conserve and preserve 4 million hectares of forests in the Amazon, Caatinga, Atlantic Forest and Cerrado biomes. The alliance plans to reduce approximately 900 million tons of carbon equivalent from the atmosphere over a period of two decades.

•         We participated in the launch of the Bioeconomy Business Innovation Platform in the Amazon, with the aim of training 3,000 talents and creating 200 startups in three years. The initiative is led by Fundação CERTI and counts on the co-participation and investments of the banks of Plano Amazônia (Bradesco, Itaú Unibanco and Santander) and Fundo Vale.

•         Regarding the environmental management of our activities, we achieved our commitment to have 100% of our internal consumption coming from renewable energies.

SOCIAL

•       We held the 20th edition of the Amigo de Valor program. Since 2002, the program has already benefited more than 1.6 million children and adolescents in 293 municipalities in Brazil, mobilizing more than R$ 180 million made by customers and employees.

•       Since 2002, through Prospera Microfinanças, we have also supported micro-entrepreneurs in their businesses, and we have a portfolio of R$2.7 billion, 1,388 agents and 885,000 active customers.

•       We also highlight our social action, in which we have already helped 190,000 people this year, through our blood donation and volunteer programs.

•       In addition, for 25 years, we have also invested in education, through Santander Universities, with 103,000 scholarships granted in 2022.

•       We continue to work so that everyone has opportunities, focusing on productive inclusion and reinforcing our contribution to the development of society. We reiterate the importance of the theme in philanthropic events and became founding members of the Alliance for Productive Inclusion, whose objective is to promote, through training, the inclusion of the low-income population in the labor market.

•       We are also increasingly investing in the structuring of endowments – endowment or philanthropic funds – in which it is possible to guarantee a long-term financial sustainability structure for non-profit institutions and organizations, such as universities and hospitals. In 2022 we reached R$51 million AUM in this line.

•       We continue with the objective of increasing female representation in leadership positions. In 2022, the number of women in leadership positions reached 33.3%, an increase of 1.9 p.p. compared to the previous year.

•       We also developed actions to increase the representation of black people in the organization and ended the year with 30% of black employees in the organization, which

•         represents a growth of 2.7 p.p compared to the previous year.

GOVERNANCE

•       Our governance includes ESG in our culture, present in our daily lives, in which we develop internal training and include ESG criteria in executive compensation, which address the themes of diversity, financial empowerment and green financing.

•       Our Board of Directors has 36% independent members and 27% women. The Executive Committee has 33% of women.

•       In December/22 we sponsored the 5th edition of the Global Citizen Forum to discuss the ESG agenda, which received the CEO and secretary general of the United Nations Global Compact, Sanda Ojiambo, the economist and co-founder of SYSTEMIQ, Jeremy Oppenheim and Paul Polman, activist climate and egalitarianism.

•       As a result of our work, we were recognized by the following organizations:

Euromoney Awards, in the ESG category;

ISE – Corporate Sustainability Index, from B3;

ICO2 - Carbon Efficient Index, from B3.

9. Effects of the Pandemic - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that could adversely affect its results. Since the beginning of the pandemic in Brazil, Committees were set up to monitor the effects of the spread and its consequences, with actions to mitigate the impacts of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken in 2022, stand out: (a) incentive and monitoring of the vaccination rate of employees; (b) protocol of testing of contacts, regardless of the presence of symptoms, and of suspected cases; (c) safe return of the highest risk group to face-to-face work and maintenance in a remote environment for those with special medical conditions.

Even with the fall of the state of public emergency and the relaxation of distancing measures, contamination rates and the severity of the cases continue to be monitored by the Administration until there is greater technical certainty as to the impact of the disease on a global level.

10. Russia vs Ukraine Conflict

The recent conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

Banco Santander Brasil Management has been following up and monitoring the situation and, to date, no relevant direct or indirect impacts have been identified, for the current scenario.

11. Independent Audit

Banco Santander's policy, including its subsidiaries, in contracting services not related to The audit of the Financial Statements by its independent auditors is based on Brazilian and international standards audit procedures, which preserve the auditor's independence. This rationale provides for the following: (i) the auditor must not audit its own work, (ii) the auditor must not exercise managerial functions for his/her client, (iii) the auditor must not promote the interests of its client, and (iv) the need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander informs that in the exercise ended December 31, 2022, PricewaterhouseCoopers did not provide services unrelated to the independent audit of the Financial Statements of Banco Santander and its subsidiaries.

Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include the evaluation of the work performed, covering any service that is not an audit independent of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of services professionals not related to the audit of the Financial Statements by their independent auditors during the exercise ended on December 31, 2022, did not affect the independence and objectivity in the conduct of the external audit examinations carried out at Banco Santander and other entities of the Group, since the above mentioned principles were observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 02/01/2023)

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying parent company financial statements of Banco Santander (Brasil) S.A. ("Bank"), which comprise the balance sheet as at December 31, 2022 and the statements of income, comprehensive income, changes in stockholder's equity and cash flows for the year and six-month period then ended, as well as the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2022 and the consolidated statements of income, comprehensive income, changes in stockholder's equity and cash flows for the year and six-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and of Banco Santander (Brasil) S.A. and its subsidiaries as at December 31, 2022, and the Bank's financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment,

were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context
of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for expected losses associated with credit risk (Notes 3(g) and 8)

The estimation of the allowance for expected losses associated with credit risk involves a high level of judgment by management. The establishment of the allowance for expected losses associated with credit risk involves the assessment of several assumptions and internal and external factors, including default levels and guarantees of the portfolios, renegotiation policy, and the current and prospective economic scenarios.

This judgment considers several assumptions in the determination of the allowances. The allowance for expected losses associated with credit risk is recorded in accordance with the regulatory requirements of the National Monetary Council (CMN) and the Brazilian Central Bank (BACEN), especially CMN Resolution 2,682, and is based on the analyses of outstanding receivables (overdue and not yet due), according to the internal policies that consider the establishment of credit ratings (risk classification). Likewise, it considers the expectation of realization of the loan portfolio, in addition to the minimum amount required by current legislation, based on past experience, current scenario and future expectations, specific portfolio risks, and management's assessment of risks in recording the allowance.

Accordingly, we focused again on this area in our audit.

We updated our understanding and tested the internal controls that are significant in the calculation and recognition of the allowance for expected losses associated with credit risk, mainly including the following processes: (i) approval of the credit policy; (ii) credit analysis; (iii) credit granting and renegotiated transactions; (iv) attribution of rating considering the risk of the recoverable value of transactions; (v) processing and recording of provisions; (vi) reconciliation of accounting balances with the analytical position; and (vii) preparation of the notes to the financial statements.

We have tested the integrity of the database used to calculate the allowance for expected losses associated with credit risk, in addition to tests to verify the application of the calculation methodology for this allowance in relation to the ratings assigned, the assumptions adopted, as well as the comparison of the account balances with the analytical reports.

We consider that the criteria and assumptions that management adopted to determine and record the allowance for loan losses are consistent with the information examined in our audit.

Provisions for contingent liabilities (Notes 3(q) and 20)

The Bank and its subsidiaries are parties in legal and administrative tax, labor, and civil proceedings arising from the normal course of their business.

In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation.

The decision to recognize a contingent liability and the measurement bases require the judgment of the Bank's management, which is periodically reassessed, including when preparing the financial statements, and considering new events. In these circumstances, we focused again on this area in our audit.

We updated our understanding and we tested the relevant internal controls over the identification and recording of contingent liabilities (tax, civil, and labor) and the disclosures in accompanying notes, including, among others, the internal controls related to the calculation model used to account for the provisions for labor and civil contingencies that are carried out under the historical average loss criteria for actions that are considered as common and similar in nature.

We tested the application of the mathematical models of historical average loss calculation, when applicable, related to labor and civil contingencies. We also tested the ongoing proceedings at the base date of the financial statements.

We performed confirmation procedures with the law firms responsible for the most significant judicial and administrative proceedings to confirm the assessment of the prognosis, also considering the new events that occurred during the six-month period and year, the completeness of the information, and the correct amount of the provisions.

We consider that the criteria and assumptions that management adopted to determine and record the provisions for contingent liabilities are consistent with the information examined in our audit.

Information technology environment (Note 30(a))

The Bank has a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed daily in its several systems.

The risks inherent to information technology, associated with deficiencies in processes and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the financial statements. Therefore, we decided to focus again on this area in our audit.

With the assistance of our system experts, we updated our evaluation of the design and tested the operating effectiveness of the controls related to the management of the information technology environment, including the compensating controls established, when applicable.

The procedures carried out involved the combination of the control tests, and, when applicable, the testing of compensating controls, as well as the testing of the key processes related to information security, the development and maintenance of systems, and the operation of computers related to the infrastructure that supports the Bank's business.

As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures in relation to the financial statements.

Other matters

Statements of Value Added

The parent company and consolidated Statements of Value Added for the year ended December 31, 2022, prepared under the responsibility of the Bank's management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the Bank's and Consolidated's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared, in all material respects, in accordance with the criteria established in the

Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Bank and its subsidiaries.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•       Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•       Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Banco Santander (Brasil) S.A.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 2, 2023

Balance Sheet

			Bank		Consolidated
	Notes	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Assets
Current and Non-Current		975,112,903	943,498,535	1,034,164,223	950,440,434
Cash	4	14,352,187	16,361,758	14,420,204	16,386,974
Financial Instruments		864,134,892	831,517,370	906,281,308	825,669,331
Interbank Investments	5	112,661,785	119,060,757	69,677,251	33,629,318
Securities and Derivative Financial Instruments	6	185,906,957	208,187,175	206,243,602	227,705,982
Derivative Financial Instruments	6.b	26,616,650	28,940,898	21,115,580	21,089,724
Lending Operations	8	343,372,638	317,359,419	411,414,378	383,479,674
Others Assets Instruments	10	195,576,862	157,969,121	197,830,497	159,764,633
Leasing Operations		-	-	2,920,719	2,695,952
Provisions for Expected Losses Associated with Credit Risk	8.e	(30,316,513)	(23,373,567)	(34,453,117)	(27,131,294)
Other Assets	12	83,793,648	81,872,412	95,746,229	90,366,201
Tax Assets		43,148,689	37,120,562	49,248,880	42,453,270
Permanent		87,327,465	37,318,209	14,353,734	12,935,536
Investments		75,300,048	25,980,085	946,540	428,488
Investments in Associates and Subsidiaries	14.b	75,296,430	25,958,916	942,789	408,693
Other Investments		3,618	21,169	3,751	19,795
Fixed Assets	15	5,712,275	6,066,686	6,115,053	6,384,348
Real Estate for Use		2,425,172	2,463,155	2,711,940	2,752,082
Other Fixed Assets in Use		13,604,297	13,292,159	13,923,997	13,528,400
(Accumulated Depreciation)		(10,317,194)	(9,688,628)	(10,520,884)	(9,896,134)
Intangible	16	6,315,142	5,271,438	7,292,141	6,122,700
Goodwill on Acquisition of Subsidiaries		27,220,515	27,220,515	28,292,002	28,155,084
Other Intangible Assets		12,311,516	10,793,517	12,810,586	11,145,052
(Accumulated Amortizations)		(33,216,889)	(32,742,594)	(33,810,447)	(33,177,436)
Total Assets		1,062,440,368	980,816,744	1,048,517,957	963,375,970

The accompanying notes from Management are an integral part of these financial statements.

			Bank		Consolidated
	Notes	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Liabilities
Current and Non-Current		980,474,763	901,612,172	965,102,724	882,996,907
Deposits and Other Financial Instruments		911,803,579	833,122,298	878,362,685	797,977,110
Deposits	17	421,913,140	406,882,409	420,928,829	403,639,687
Money Market Funding	17	116,968,926	100,870,087	109,760,924	95,648,600
Local Borrowings	17	67,675,096	79,728,750	67,750,660	79,733,666
Domestic Onlendings - Official Institutions	17	13,970,462	11,853,084	13,970,462	11,853,084
Funds from Acceptance and Issuance of Securities	17	147,875,535	115,842,979	127,409,086	95,380,860
Derivative Financial Instruments	6.b	25,897,770	32,155,339	19,858,420	24,647,231
Other Financial Liabilities	18.a	117,502,650	85,789,650	118,684,304	87,073,982
Other Liabilities	19	64,354,508	65,519,235	79,417,513	79,936,952
Provision for Tax Risks and Legal Obligations	20.b	4,141,393	4,312,234	6,722,249	6,748,684
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits	20.b	4,257,374	5,033,675	4,594,202	5,325,716
Other Provisions	19	2,621,910	2,459,361	7,659,620	6,767,112
Others	19	53,333,831	53,713,965	60,441,442	61,095,441
Tax Liabilities	11.c	4,316,676	2,970,639	7,322,526	5,082,845

Deferred Income		-	360,501	-	382,255

Stockholders' Equity	21	81,965,605	78,844,071	82,061,914	78,739,563
Capital	21.a	55,000,000	55,000,000	55,000,000	55,000,000
Capital Reserves	21.c	436,314	387,537	444,969	400,701
Profit Reserves	21.c	32,253,028	27,954,392	32,025,155	27,445,196
Adjustment to Fair Value		(4,504,421)	(3,784,819)	(4,188,894)	(3,393,295)
(-) Treasury Shares	21.d	(1,219,316)	(713,039)	(1,219,316)	(713,039)

Non Controlling Interest	21.e	-	-	1,353,319	1,257,244

Total Stockholders' Equity		81,965,605	78,844,071	83,415,233	79,996,808

Total Liabilities and Stockholders' Equity		1,062,440,368	980,816,744	1,048,517,957	963,375,970

The accompanying notes from Management are an integral part of these financial statements.

Statement of Income

				Bank			Consolidated
	Notes	01/07 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021	01/07 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Income Related to Financial Operations		51,646,679	89,128,977	89,510,090	57,369,002	99,768,622	99,112,242
Loan Operations		33,076,625	62,676,931	49,671,784	39,927,927	76,031,354	61,171,882
Leasing Operations		-	-	-	206,446	367,955	251,098
Results of Securities Transactions	6.a.V	17,545,390	27,036,056	28,372,573	16,505,558	22,796,130	25,419,994
Results with Derivatives Transactions		(1,709,039)	(6,587,976)	7,617,437	(2,024,251)	(5,467,652)	8,411,746
Results of Foreign Exchange Operations		(1,393,000)	(1,212,149)	1,434,356	(1,393,000)	(1,212,149)	1,432,696
Results of Compulsory Deposits		4,126,703	7,216,115	2,413,940	4,146,322	7,252,984	2,424,826
Expenses on Financial Operations		(45,997,690)	(71,178,111)	(56,931,567)	(45,738,179)	(71,653,934)	(59,797,367)
Funding Operations Market	17.c	(34,581,648)	(55,201,831)	(34,550,727)	(32,325,288)	(52,015,683)	(34,635,027)
Results of Borrowings and Onlendings Operations		393,192	4,561,017	(9,424,889)	357,505	4,504,570	(9,430,355)
Results of Operations of Sale or Transfer of Financial Assets		(38,681)	282,527	(375,913)	114,929	663,004	(375,877)
Provision for Associated Expected Losses	8.e	(11,770,553)	(20,819,824)	(12,580,038)	(13,885,325)	(24,805,825)	(15,356,108)
Gross Income Related to Financial Operations		5,648,989	17,950,866	32,578,523	11,630,823	28,114,688	39,314,875

Other Operating Revenues (Expenses)		(2,248,635)	(5,579,734)	(11,420,476)	(5,808,799)	(11,360,005)	(15,652,312)
Banking Service Fees	23	5,617,072	11,055,499	10,816,722	7,141,022	13,986,993	14,007,589
Income Related to Bank Charges	23	2,267,954	4,591,871	4,686,933	2,667,935	5,321,070	5,355,587
Personnel Expenses	24	(3,136,882)	(6,270,788)	(6,027,467)	(4,020,617)	(7,864,380)	(7,131,154)
Other Administrative Expenses	25	(6,881,119)	(13,059,814)	(13,194,063)	(6,700,036)	(12,948,807)	(13,530,465)
Tax Expenses		(1,664,903)	(3,536,857)	(3,371,632)	(2,465,578)	(5,012,122)	(4,531,027)
Investments in Affiliates and Subsidiaries	14.b	3,523,166	5,977,331	3,676,647	71,565	114,965	69,396
Other Operating Revenues	26	4,302,314	7,625,877	2,978,645	6,554,330	12,545,348	4,921,425
Other Operating Expenses	27	(6,276,237)	(11,962,853)	(10,986,261)	(9,057,420)	(17,503,072)	(14,813,663)
Operating Income		3,400,354	12,371,132	21,158,047	5,822,024	16,754,683	23,662,563

Non-Operating Income	28	114,747	517,476	58,835	126,842	543,114	9,000

Income Before Taxes on Income and Profit Sharing		3,515,101	12,888,608	21,216,882	5,948,866	17,297,797	23,671,563
Income Tax and Social Contribution	11.d	2,057,156	1,408,032	(4,360,778)	(37,766)	(2,326,237)	(6,503,225)
Provision for Income Tax		367,901	(68,908)	(1,132,791)	(636,919)	(2,109,804)	(2,628,111)
Provision for Social Contribution Tax		287,901	(37,967)	(1,029,090)	(293,760)	(1,159,044)	(2,025,626)
Deferred Tax Credits		1,401,354	1,514,907	(2,198,897)	892,913	942,611	(1,849,488)
Profit Sharing		(990,117)	(1,938,115)	(1,860,596)	(1,182,960)	(2,222,015)	(2,059,673)
Non Controlling Interest	21.e	-	-	-	(80,638)	(179,354)	(120,949)
Net Income		4,582,140	12,358,525	14,995,508	4,647,502	12,570,191	14,987,716

Number of Shares (Thousands)	21.a	7,498,531	7,498,531	7,498,531
$)		611.07	1,648.13	1,999.79

The accompanying notes from Management are an integral part of these financial statements.

Statement of Comprehensive Income

			Bank			Consolidated
	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Profit for the Period	4,582,140	12,358,525	14,995,508	4,647,502	12,570,191	14,987,716
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	558,715	(759,367)	(3,581,648)	585,289	(835,364)	(3,597,444)
Available-for-sale financial assets	346,185	(454,581)	(2,613,797)	372,759	(530,578)	(2,629,593)
Available-for-sale financial assets	586,435	(691,839)	(4,202,188)	688,924	(903,793)	(4,711,126)
Related Companies	79,872	(40,698)	(482,361)	-	-	-
Taxes	(320,122)	277,956	2,070,752	(316,165)	373,215	2,081,533

Cash flow hedges	212,530	(304,786)	(967,851)	212,530	(304,786)	(967,851)
Cash flow hedges	(28,442)	(777,455)	(1,615,600)	199,004	(674,524)	(1,740,909)
Related Companies	227,446	102,931	(125,309)	-	-	-
Taxes	13,526	369,738	773,058	13,526	369,738	773,058

Other Comprehensive Income that won't be reclassified for Net income:	(96,277)	39,765	254,056	(96,277)	39,765	254,056
Defined Benefits plan	(96,277)	39,765	254,056	(96,277)	39,765	254,056
Defined Benefits plan	(108,344)	213,739	575,560	(108,344)	213,739	575,560
Taxes	12,067	(173,974)	(321,504)	12,067	(173,974)	(321,504)

Comprehensive Income for the Period	5,044,578	11,638,923	11,667,916	5,136,514	11,774,592	11,644,328
Attributable to parent company				5,055,876	11,595,238	11,523,379
Attributable to non-controlling interests				80,638	179,354	120,949
Total				5,136,514	11,774,592	11,644,328

The accompanying notes from Management are an integral part of these financial statements.

Statements of Changes in Stockholders' Equity – Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Total

Balances as of december 31, 2020		57,000,000	302,665	4,520,872	18,607,926	2,596,867	124,185	(3,178,279)	-	(791,358)	79,182,878
Employee Benefit Plans		-	-	-	-	-	-	254,056	-	-	254,056
Treasury Shares	21.d	-	-	-	-	-	-	-	-	78,319	78,319
Result of Treasury Shares		-	40,821	-	-	-	-	-	-	-	40,821
Reservations for Share - Based Payment		-	44,051	-	-	-	-	-	-	-	44,051
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(2,985,148)	(596,500)	-	-	-	(3,581,648)
Spin-off	21.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)
Prescribed Dividends		-	-	-	6,530	-	-	-	-	-	6,530
Net Income		-	-	-	-	-	-	-	14,995,508	-	14,995,508
Allocations:
Legal Reserve	21.c	-	-	749,775	-	-	-	-	(749,775)	-	-
Dividends	21.b	-	-	-	(200,000)	-	-	-	(5,800,000)	-	(6,000,000)
Interest on Capital	21.b	-	-	-	-	-	-	-	(3,649,000)	-	(3,649,000)
Reserve for Dividend Equalization	21.c	-	-	-	4,796,733	-	-	-	(4,796,733)	-	-
Balances as of december 31, 2021		55,000,000	387,537	5,270,647	22,683,745	(388,281)	(472,315)	(2,924,223)	-	(713,039)	78,844,071
Exercise Mutations		(2,000,000)	84,872	749,775	4,075,819	(2,985,148)	(596,500)	254,056	-	78,319	(338,808)

Balances as of december 31, 2021		55,000,000	387,537	5,270,647	22,683,745	(388,281)	(472,315)	(2,924,223)	-	(713,039)	78,844,071
Employee Benefit Plans		-	-	-	-	-	-	39,765	-	-	39,765
Treasury Shares	21.d	-	-	-	-	-	-	-	-	(506,277)	(506,277)
Result of Treasury Shares		-	68,894	-	-	-	-	-	-	-	68,894
Reservations for Share - Based Payment		-	(20,117)	-	-	-	-	-	-	-	(20,117)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(821,599)	62,232	-	-	-	(759,367)
Prescribed Dividends		-	-	-	40,111	-	-	-	-	-	40,111
Net Income		-	-	-	-	-	-	-	12,358,525	-	12,358,525
Allocations:
Legal Reserve	21.c	-	-	617,926	-	-	-	-	(617,926)	-	-
Dividends	21.b	-	-	-	(1,300,000)	-	-	-	(1,520,000)	-	(2,820,000)
Interest on Capital	21.b	-	-	-	-	-	-	-	(5,280,000)	-	(5,280,000)
Reserve for Dividend Equalization	21.c	-	-	-	4,940,599	-	-	-	(4,940,599)	-	-
Balances as of december 31, 2022		55,000,000	436,314	5,888,573	26,364,455	(1,209,880)	(410,083)	(2,884,458)	-	(1,219,316)	81,965,605
Exercise Mutations		-	48,777	617,926	3,680,710	(821,599)	62,232	39,765	-	(506,277)	3,121,534

				Profit Reserves			Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization		Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Total

Balances as of june 30, 2022		55,000,000	374,218	5,659,466	25,401,818		(1,461,279)	(717,399)	(2,788,181)	-	(1,123,063)	80,345,580
Employee Benefit Plans		-	-	-	-		-	-	(96,277)	-	-	(96,277)
Treasury Shares	21.d	-	-	-	-		-	-	-	-	(96,253)	(96,253)
Result of Treasury Shares		-	50,398	-	-		-	-	-	-	-	50,398
Reservations for Share - Based Payment		-	11,698	-	-		-	-	-	-	-	11,698
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-		251,399	307,316	-	-	-	558,715
Prescribed Dividends		-	-	-	9,604		-	-	-	-	-	9,604
Net Income		-	-	-	-	-	-	-	-	4,582,140	-	4,582,140
Allocations:
Legal Reserve	21.c	-	-	229,107	-		-	-	-	(229,107)	-	-
Dividends	21.b	-	-	-	-		-	-	-	(820,000)	-	(820,000)
Interest on Capital	21.b	-	-	-	-		-	-	-	(2,580,000)	-	(2,580,000)
Reserve for Dividend Equalization	21.c	-	-	-	953,033		-	-	-	(953,033)	-	-
Balances as of december 31, 2022		55,000,000	436,314	5,888,573	26,364,455		(1,209,880)	(410,083)	(2,884,458)	-	(1,219,316)	81,965,605
Semester Mutations		-	62,096	229,107	962,637		251,399	307,316	(96,277)	-	(96,253)	1,620,025

Management's explanatory notes are an integral part of the financial statements.

Statements of Changes in Stockholders' Equity – Consolidated

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of december 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	-	(791,358)	78,968,183	1,150,708	80,118,891
Employee Benefit Plans		-	-	-	-	-	-	254,057	-	-	254,057	-	254,057
Treasury Shares	21.d	-	40,821	-	-	-	-	-	-	78,319	119,140	-	119,140
Reservations for Share - Based Payment		-	61,567	-	-	-	-	-	-	-	61,567	-	61,567
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(3,000,945)	(596,500)	-	-	-	(3,597,445)	-	(3,597,445)
Spin-off	21.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)	-	(2,527,444)
Prescribed Dividends		-	-	-	6,530	-	-	-	-	-	6,530	-	6,530
Net Income		-	-	-	-	-	-	-	14,987,716	-	14,987,716	-	14,987,716
Allocations:
Legal Reserve	21.c	-	-	749,386	-	-	-	-	(749,386)	-	-	-	-
Dividends	21.b	-	-	-	(200,000)	-	-	-	(5,800,000)	-	(6,000,000)	-	(6,000,000)
Provision of Interest on Capital	21.b	-	-	-	-	-	-	-	(3,649,000)	-	(3,649,000)	-	(3,649,000)
Reserve for Dividend Equalization	21.c	-	-	-	5,298,525	-	-	-	(5,298,525)	-	-	-	-
Unrealized Profit		-	-	-	(509,195)	-	-	-	509,195	-	-	-	-
Non Controlling Interest Results	21.e	-	-	-	-	-	-	-	-	-	-	120,949	120,949
Others		-	-	-	116,260	-	-	-	-	-	116,260	(14,412)	101,848
Balances as of december 31, 2021		55,000,000	400,701	5,270,258	22,174,938	3,242	(472,314)	(2,924,223)	-	(713,039)	78,739,563	1,257,245	79,996,809
Exercise Mutations		(2,000,000)	102,388	749,386	4,184,675	(3,000,945)	(596,500)	254,057	-	78,319	(228,620)	106,537	(122,083)

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of december 31, 2021		55,000,000	400,701	5,270,258	22,174,938	3,242	(472,314)	(2,924,223)	-	(713,039)	78,739,563	1,257,245	79,996,808
Employee Benefit Plans		-	-	-	-	-	-	39,765	-	-	39,765	-	39,765
Treasury Shares	21.d	-	-	-	-	-	-	-	-	(506,277)	(506,277)	-	(506,277)
Result of Treasury Shares		-	68,894	-	-	-	-	-	-	-	68,894	-	68,894
Reservations for Share - Based Payment		-	(24,626)	-	-	-	-	-	-	-	(24,626)	-	(24,626)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(897,596)	62,232	-	-	-	(835,364)	-	(835,364)
Prescribed Dividends		-	-	-	40,111	-	-	-	-	-	40,111	-	40,111
Net Income		-	-	-	-	-	-	-	12,570,191	-	12,570,191	-	12,570,191
Allocations:
Legal Reserve	21.c	-	-	628,510	-	-	-	-	(628,510)	-	-	-	-
Dividends	21.b	-	-	-	(1,300,000)	-	-	-	(1,520,000)	-	(2,820,000)	-	(2,820,000)
Interest on Capital	21.b	-	-	-	-	-	-	-	(5,280,000)	-	(5,280,000)	-	(5,280,000)
Reserve for Dividend Equalization	21.c	-	-	-	5,141,681	-	-	-	(5,141,681)	-	-	-	-
Unrealized Profit		-	-	-	61,866	-	-	-	-	-	61,866	-	61,866
Non Controlling Interest Results	21.e	-	-	-	-	-	-	-	-	-	-	179,354	179,354
Others		-	-	-	7,791	-	-	-	-	-	7,791	(83,280)	(75,489)
Balances as of december 31, 2022		55,000,000	444,969	5,898,768	26,126,387	(894,354)	(410,082)	(2,884,458)	-	(1,219,316)	82,061,914	1,353,319	83,415,233
Exercise Mutations		-	44,268	628,510	3,951,449	(897,596)	62,232	39,765	-	(506,277)	3,322,351	96,074	3,418,425

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of june 30, 2022		55,000,000	381,332	5,666,392	25,088,471	(1,172,327)	(717,398)	(2,788,181)	-	(1,123,063)	80,335,226	1,398,928	81,734,154
Employee Benefit Plans		-	-	-	-	-	-	(96,277)	-	-	(96,277)	-	(96,277)
Treasury Shares	21.d	-	(18,496)	-	-	-	-	-	-	(96,253)	(114,749)	-	(114,749)
Result of Treasury Shares		-	68,894	-	-	-	-	-	-	-	68,894	-	68,894
Reservations for Share - Based Payment		-	13,239	-	-	-	-	-	-	-	13,239	-	13,239
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	277,973	307,316	-	-	-	585,289	-	585,289
Prescribed Dividends		-	-	-	9,601	-	-	-	-	-	9,601	-	9,601
Net Income		-	-	-	-	-	-	-	4,647,502	-	4,647,502	-	4,647,502
Allocations:
Legal Reserve	21.c	-	-	232,376	-	-	-	-	(232,376)	-	-	-	-
Dividends	21.b	-	-	-	-	-	-	-	(820,000)	-	(820,000)	-	(820,000)
Interest on Capital	21.b	-	-	-	-	-	-	-	(2,580,000)	-	(2,580,000)	-	(2,580,000)
Reserve for Dividend Equalization	21.c	-	-	-	1,015,126	-	-	-	(1,015,126)	-	-	-	-
Unrealized Profit		-	-	-	(6,194)	-	-	-	-	-	(6,194)	-	(6,194)
Non Controlling Interest Results	21.e	-	-	-	-	-	-	-	-	-	-	80,638	80,638
Others		-	-	-	19,383	-	-	-	-	-	19,383	(126,247)	(106,864)
Balances as of december 31, 2022		55,000,000	444,969	5,898,768	26,126,387	(894,354)	(410,082)	(2,884,458)	-	(1,219,316)	82,061,914	1,353,319	83,415,233
Semester Mutations		-	63,637	232,376	1,037,916	277,973	307,316	(96,277)	-	(96,253)	1,726,688	(45,609)	1,681,079

Management's explanatory notes are an integral part of the financial statements.

Statement of Cash Flows

			Bank			Consolidated
		07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
	Notes
Operational Activities
Net Income		4,582,140	12,358,525	14,995,508	4,647,502	12,570,191	14,987,716
Adjustment to Net Income		20,685,566	35,098,026	40,387,971	26,686,862	45,721,774	46,989,812
Provision for Expected Losses Associated with Credit Risk	8.e	11,770,553	20,819,824	12,580,038	13,885,325	24,805,825	15,356,108
Provision for Legal Proceedings and Administrative and Legal Obligations	20.c	484,613	1,164,154	1,349,302	595,755	1,477,583	1,586,786
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	20.c	218,524	610,135	611,011	306,457	768,783	669,909
Deferred Tax		(1,229,655)	(1,074,194)	3,005,190	(932,836)	(909,375)	2,728,832
Investments in Affiliates and Subsidiaries	14.b	(3,523,166)	(5,977,331)	(3,676,647)	(71,565)	(114,965)	(69,396)
Depreciation and Amortization	25	1,470,019	2,853,434	3,637,533	1,582,639	3,057,385	3,822,494
Recognition (Reversal) Allowance for Non-financial Assets Held for Sale	28	(400)	(4,357)	19,309	(19,037)	(38,171)	25,953
Net Income on Non-financial Assets Held for Sale	28	(31,225)	(81,853)	81,439	(16,260)	(48,731)	68,882
Net Income on Investments	28	(400,517)	(400,517)	-	(400,517)	(400,517)	(59)
Monetary Adjustment of Escrow Deposits	26	(291,309)	(536,237)	(331,513)	(387,262)	(688,576)	(437,885)
Net Income on Financial Guarantees		98,992	88,709	69,548	98,992	88,709	69,548
Recoverable Taxes	26	(493,075)	(673,292)	(197,801)	(543,253)	(819,970)	(219,257)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		983	-	-	983	-	-
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		12,563,322	18,240,349	23,236,338	12,563,322	18,240,349	23,236,338
Others		47,907	69,202	4,224	24,119	303,445	151,559
Changes on Assets and Liabilities		24,824,828	(2,939,140)	(42,934,954)	(12,407,447)	(59,291,663)	(45,314,772)
Decrease (Increase) in Interbank Investments		28,575,630	24,878,316	33,110,288	(10,392,763)	(17,793,431)	43,845,300
Decrease (Increase) in Securities and Derivative Financial Instruments		10,792,763	17,021,437	2,681,298	10,633,573	15,027,140	(866,917)
Decrease (Increase) in Lending and Leasing Operations		(27,249,437)	(38,782,310)	(47,440,659)	(31,097,114)	(44,590,911)	(57,529,326)
Decrease (Increase) in Others - Provisions for Expected Losses Associated with Credit Risk		(41,024)	(523,362)	(469,012)	(89,653)	(544,529)	(461,635)
Decrease (Increase) in Deposits on Central Bank of Brazil		(7,046,129)	(4,575,336)	(10,022,362)	(7,029,081)	(4,520,344)	(10,179,967)
Decrease (Increase) in Other Financial Assets		(146,559,112)	(11,761,689)	62,407,067	(146,935,555)	(12,190,876)	61,136,160
Decrease (Increase) in Prepaid Expenses		429,735	(434,445)	209,318	401,468	(505,160)	305,639
Decrease (Increase) in Other Assets		(3,768,169)	(688,063)	(5,676,353)	(3,533,840)	(1,843,378)	6,795,561
Decrease (Increase) in Current Tax Assets		(1,346,211)	(2,330,644)	(1,530,289)	(840,905)	(2,502,678)	(1,142,828)
Net Change on Other Interbank and Interbranch Accounts		1,376,607	(2,115,554)	(1,548,498)	1,377,435	(2,094,019)	13,358,138
Increase (Decrease) in Deposits		5,972,041	15,030,731	14,410,928	5,821,640	17,289,142	13,587,889
Increase (Decrease) in Money Market Funding		12,604,721	16,098,839	(59,101,373)	19,655,945	14,112,324	(59,348,417)
Increase (Decrease) in Borrowings		(1,863,201)	(5,439,226)	25,748,805	(1,810,863)	(5,368,578)	25,713,921
Increase (Decrease) in Other Financial Liabilities		119,331,385	(16,318,872)	(93,789,615)	119,125,924	(16,421,551)	(93,562,346)
Increase (Decrease) in Other Liabilities		33,714,872	7,317,805	38,044,299	32,147,293	2,972,065	12,899,169
Increase (Decrease) in Current Tax Liabilities		(99,643)	375,107	2,554,006	1,281,700	3,373,933	4,778,126
Increase (Decrease) in Change in Deferred Income		-	(360,501)	46,518	-	(382,255)	26,729
Paid Tax		-	(331,373)	(2,569,320)	(1,122,651)	(3,308,557)	(4,669,968)
Net Cash Provided by (Used in) Operational Activities		50,092,534	44,517,411	12,448,525	18,926,917	(999,698)	16,662,756
Investing Activities
Capital Increase in Equity in Affiliates and Subsidiaries		(37,511,010)	(48,111,010)	-	-	-	-
Acquisition of Residual Minority Interest in Subsidiary		156,187	(208,921)	(908,100)	335,589	(59,727)	(31,671)
Acquisition of Other Investments		-	(33)	(3,487)	(71)	(1,653)	(2,059)
Purchase of Fixed Assets		(630,172)	(996,109)	(1,075,927)	(572,406)	(1,013,513)	(1,127,830)
Purchase and Disposal of Intangible Assets		(2,181,825)	(2,664,234)	(20,352)	(2,301,098)	(2,963,311)	(904,173)
Net Cash Received on Sale/Reduction of Investments		-	-	13,345	-	-	13,344
Disposal of Interests in Affiliates and Subsidiaries		4,229,837	4,268,328	876,904	12,414	12,414	-
Dividends and Interest on Capital Received		3,381	288,712	335,084	133,362	173,910	179,079
Disposal of Non-Financial Assets Held for Sale		193,301	511,740	431,904	306,525	634,045	489,810
Disposal of Fixed Assets		(381,436)	133,420	(21,304)	(500,013)	38,224	613,808
Net Cash Provided by (Used in) Investing Activities		(36,121,737)	(46,778,107)	(371,933)	(2,585,698)	(3,179,611)	(769,692)
Financing Activities
Purchase of Own Share	21.d	(96,253)	(506,277)	78,319	(96,253)	(506,277)	78,319
Issuance of Long - Term Emissions		22,724,948	62,604,962	99,229,585	17,926,629	64,907,278	96,662,999
Long - Term Payments		(33,386,778)	(36,098,379)	(96,732,607)	(30,465,152)	(36,464,930)	(98,017,056)
Dividends and Interest on Capital Paid		(2,997,514)	(7,269,837)	(9,545,424)	(3,253,612)	(7,556,433)	(9,995,696)
Increase (decrease) in Minority Interest		-	-	-	25,609	87,403	29,394
Net Cash Provided by (Used in) Financing Activities		(13,755,597)	18,730,469	(6,970,127)	(15,862,779)	20,467,041	(11,242,040)
Exchange Variation on Cash and Cash Equivalents		(983)	-	-	(983)	-	-
Increase (Decrease) in Cash and Cash Equivalents		214,217	16,469,773	5,106,465	477,457	16,287,732	4,651,024
Cash and Cash Equivalents at the Beginning of period	4	50,553,192	34,297,636	29,191,171	49,460,614	33,650,339	28,999,315
Cash and Cash Equivalents at the End of period	4	50,767,409	50,767,409	34,297,636	49,938,071	49,938,071	33,650,339

Management's explanatory notes form an integral part of the financial statements.

Statement of Value Added

						Bank				Consolidated
		07/01 to 12/31/2022	01/01 to 12/31/2022		01/01 to 12/31/2021		07/01 to 12/31/2022	01/01 to 12/31/2022		01/01 to 12/31/2021
	Notes
Income Related to Financial Operations		51,646,679	89,128,977		89,510,090		57,369,002	99,768,622		99,112,242
Income Related to Bank Charges and Banking Service Fees	23	7,885,026	15,647,370		15,503,655		9,808,957	19,308,063		19,363,176
Allowance for Loans Losses	8.e	(11,770,553)	(20,819,824)		(12,580,038)		(13,885,325)	(24,805,825)		(15,356,108)
Other Revenues and Expenses		(1,859,176)	(3,819,500)		(7,948,781)		(2,376,248)	(4,414,610)		(9,883,238)
Financial Expenses		(33,115,042)	(50,141,532)		(46,626,121)		(30,214,068)	(46,206,109)		(45,118,066)
Third-party Input		(4,971,027)	(9,323,932)		(8,698,621)		(4,670,928)	(8,996,891)		(8,843,286)
Materials, Energy and Others		(137,494)	(319,032)		(291,900)		(144,892)	(339,799)		(311,736)
Third-Party Services	25	(1,524,129)	(2,687,335)		(2,282,474)		(1,305,810)	(2,456,734)		(2,472,714)
Assessment of Recoverable Value		(15,037)	(15,037)		(14,899)		(15,037)	(15,037)		(14,899)
Others		(3,294,367)	(6,302,528)		(6,109,348)		(3,205,189)	(6,185,321)		(6,043,937)
Gross Added Value		7,815,907	20,671,559		29,160,184		16,031,390	34,653,250		39,274,719
Retentions		-					-
Depreciation and Amortization	25	(1,470,019)	(2,853,434)		(3,637,533)		(1,582,639)	(3,057,385)		(3,822,494)
Added Value Produced Net		6,345,888	17,818,125		25,522,651		14,448,751	31,595,865		35,452,225
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	14.b	3,523,166	5,977,331		3,676,647		71,565	114,965		69,396
Added Value to Distribute		9,869,054	23,795,456		29,199,298		14,520,316	31,710,830		35,521,621
Added Value Distribution		-					-
Employee		4,172,104	7,825,764	32.9%	6,901,462	23.6%	4,648,057	8,987,983	28.3%	9,190,827	25.9%
Compensation	24	1,809,015	3,719,934		3,397,120		2,247,616	4,476,345		3,886,537
Benefits	24	642,992	1,234,120		1,203,198		850,673	1,642,099		1,500,931
Government Severance Indemnity Funds for Employees - FGTS		668,085	864,850		433,955		246,114	494,736		-
Others		1,052,012	2,006,860		1,867,189		1,303,654	2,374,803		3,803,359
Taxes and Contributions		674,737	2,728,719	11.5%	6,444,419	22.1%	4,697,651	9,078,771	28.6%	10,357,445	29.2%
Federal		(1,490,985)	203,172		5,693,848		1,406,283	5,327,789		9,416,146
State		527	807		630		8,965	9,392		813
Municipal		2,165,195	2,524,740		749,941		3,282,403	3,741,590		940,486
Compensation of Third-Party Capital - Rental	25	440,073	882,448	3.7%	857,909	2.9%	446,469	894,531	2.8%	864,685	2.4%
Remuneration of Interest on Capital		4,582,140	12,358,525	51.9%	14,995,508	51.4%	4,728,140	12,749,545	40.3%	15,108,665	42.5%
Dividends	21.b	820,000	2,820,000		6,000,000		820,000	2,820,000		6,000,000
Interest on Equity	21.b	2,580,000	5,280,000		3,649,000		2,580,000	5,280,000		3,649,000
Profit Reinvestment		1,182,140	4,258,525		5,346,508		1,408,778	4,828,899		5,580,614
Participation Results of Non-Controlling Stockholders	21.e	-	-		-		(80,638)	(179,354)		(120,949)
Total		9,869,054	23,795,456	100.0%	29,199,298	100.0%	14,520,317	31,710,830	100.0%	35,521,621	100.0%

1.       General Information

Banco Santander (Brasil) S.A. (Banco Santander or Banco), controlled directly and indirectly by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, headquartered at Avenida Presidente Juscelino Kubitschek, 2041, Cj. 281, Block A, Cond. JK Tower - Vila Nova Conceição - São Paulo - SP. Banco Santander operates as a multiple-service bank and carries out its operations through the commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through subsidiaries, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer finance, digital platforms, benefit management, management and recovery of non-performing loans, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a set of institutions that operate in an integrated manner in the financial market. The benefits and costs corresponding to the services provided are absorbed and shared between them and are carried out in the normal course of business and under commutative conditions.

2.       Presentation of Financial Statements

The individual and consolidated financial statements of Banco Santander, which include its branches abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, together with the norms of the National Monetary Council (CMN), of the Central Bank of Brazil (BACEN) and model of the document provided for in the Accounting Plan for Institutions of the National Financial System (COSIF), of the Securities and Exchange Commission (CVM), in that they do not conflict with the standards issued by BACEN and show all the relevant information specific to the financial statements, which are consistent with those used by Management in its management.

The following regulations came into effect on January 1, 2022:

•         CMN Resolution No. 4,817/2020, which deals with criteria for measurement and accounting recognition of investments in affiliates, subsidiaries and joint ventures. Banco Santander has already adopted the established procedure.

•         CMN Resolution No. 4,924/2021, which provides for the general principles for accounting recognition, measurement, bookkeeping and disclosure. Among the main changes is the adoption of technical pronouncements by the Accounting Pronouncements Committee (CPC): (i) CPC 00 (R2) – Conceptual Framework for Financial Reporting; (ii) CPC 01 (R1) – Impairment of Assets; (iii) CPC 23 – Accounting Policies, Change of Estimate and Error Correction; (iv) CPC 46 – Fair Value Measurement; and (v) CPC 47 – Revenue from Contract with Customer. Banco Santander already adopts these technical pronouncements.

•         CMN Resolution No. 4,967/2021, which determines criteria for recognition, measurement and accounting disclosure of investment properties and non-financial assets acquired for the purpose of future sale and generation of profits based on changes in their market prices. Banco Santander already adopts the established procedures.

CMN Resolution No. 4,966/2021, establishes the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedging relationships (hedge accounting), harmonizing the COSIF accounting criteria with the requirements of the international standard IFRS 9 as of January 1, 2025. Among the main changes are the classification of financial instruments, recognition of interest in case of delay, calculation of the contractual effective rate, write-off and recognition of the provision and classification of operations with problems credit.

Law No. 14,467/2022 changed the tax treatment applicable to losses incurred in receiving credits arising from the activities of financial institutions and other institutions authorized to operate by BACEN. The main alteration is in the deduction of losses incurred in determining the Taxable Income and the CSLL calculation base. This law will come into effect from January 1, 2025.

The adoption of CMN Resolution No. 4,966/2021, Law No. 14,467/2022 and other related regulations, including the reformulation of the list of COSIF accounts, are included in Banco Santander's Implementation Plan.

The Implementation Plan for the aforementioned regulations at Banco Santander is divided into three pillars:

(i) Organization and Governance: Forums and Committees made up of different hierarchical levels dedicated to defining and monitoring implementation;

(ii) Processes and Systems: Mapping impacts and implementing changes in processes and systems; and

(iii) Models and Criteria: Review and update of models and criteria used in accounting estimates.

The Implementation Plan schedule is being phased over the period from 2023 to the end of the 2024 fiscal year, and it still depends on accessory rules to be issued by BACEN for full implementation. The impacts on the Financial Statements will be disclosed in a timely manner after the complete definition of the regulatory framework.

CMN Resolution No. 4,975/2021, establishes compliance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 06 (R2) - Leases, in the recognition, measurement, presentation and disclosure of leasing operations from 1 January 2025. Banco Santander is evaluating the impacts and necessary changes to comply with this standard.

BCB Normative Instruction No. 319/2022 revokes, as of January 1, 2023, Circular Letter No. 3,429/2010, which established rules for the accounting record of tax obligations under judicial discussion, bringing convergence to the international standard IAS 37, whose counterpart in Brazil is CPC 25 – Provisions, Contingent Liabilities and Contingent Assets. Banco Santander is assessing the impacts of this regulation.

The individual and consolidated financial statements include the Bank and its subsidiaries and the investment funds indicated in Note 14, where the Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

In the preparation of the individual and consolidated financial statements, equity interests, relevant balances receivable and payable, revenues and expenses arising from transactions between branches in the country, branch abroad and subsidiaries, unrealized results between these companies and highlighted the participation of minority shareholders in shareholders' equity and income.

The preparation of the financial statements requires the adoption of estimates by Management, impacting certain assets and liabilities, disclosures about provisions and contingent liabilities and revenues and expenses in the periods shown. Since Management's judgment involves estimates referring to the probability of occurrence of future events, the actual amounts may differ from these estimates, the main ones being the provision for expected losses associated with credit risk, realization of deferred tax assets, provision for lawsuits, civil, tax and labor, pension plan and the fair value of financial assets.

The Board of Directors authorized the issue of individual and consolidated financial statements for the period ended December 31, 2022, at the meeting held on February 1, 2023.

The Consolidated Financial Statements prepared based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2022, will be disclosed, within the legal period, at the electronic address www.santander.com.br/ri.

3.       Significant Accounting Policies

a) Calculation of Result

The accounting system for calculating results is on an accrual basis and considers earnings, charges and monetary or exchange rates, calculated at official indices or rates, on a daily pro rata basis on assets and liabilities restated up to the balance sheet date.

b) Functional Currency

Functional Currency and Presentation Currency

Pursuant to CMN Resolution No. 4524/2016, the financial statements are presented in Reais, the functional currency and presentation of Banco Santander and its subsidiaries, including its subsidiary and branches abroad.

The assets and liabilities of the branches and subsidiary abroad are translated into Real as follows:

•          Assets and liabilities are translated at the exchange rate on the balance sheet date; and

•          Income and expenses are translated at the average monthly exchange rate.

c) Cash and Cash Equivalents

For purposes of demonstrating cash flows, cash equivalents correspond to the balances of interbank investments of liquidity with immediate convertibility, subject to an insignificant risk of change in value and with an original term equal to or less than ninety days.

d) Interbank Liquidity Applications and Remunerated Credits Linked to Bacen

They are stated at realizable and/or liability values, including income, charges and monetary variations or exchange rates earned and/or incurred up to the balance sheet date, calculated on a daily pro rata basis.

d.1) Committed Operations

Sale with Repurchase Agreement

Own fixed income securities used to back repo operations are highlighted in specific asset accounts (linked securities) on the transaction date, at the restated average book value, by type and maturity of the security. The difference between repurchase and sale values represent the expense of the operation.

The Bank also uses third-party guarantees to raise funds in sales operations with a repurchase agreement, such as Funding is recorded as a funded position.

Purchase with Reseller Commitment

Financing granted backed by fixed-income securities (from third parties) is recorded in the bank position at the amount of liquidation. The difference between the resale and purchase values represents the income from the operation. Titles purchased with resale commitments are transferred to the financed position when used to support sales operations with repurchase commitment.

Repo Operations Carried Out with Free Movement Agreement

For operations with a free movement clause, at the time of the final sale of the securities acquired with a commitment to resale, the liability relating to the obligation to return the security shall be valued at the market value of the security.

e) Bonds and Securities

The securities portfolio is shown, in accordance with Central Bank Circular No. 3,068/2001, by the following criteria for accounting registration and evaluation:

I - securities for trading;

II - securities available for sale; and

III - securities held to maturity.

The securities acquired for the purpose of being actively and frequently traded are registered in the securities for trading category, and in the securities held to maturity category, those for which the Bank has the intention and financial capacity to hold them in its portfolio until maturity. Due date. The securities available for sale category includes securities that do not fit into categories I and III. Bonds and securities classified in categories I and II are stated at acquisition cost plus income earned up to the balance sheet date, calculated on a pro rata basis, adjusted to market value (fair value), including appreciation or devaluation resulting from such adjustment in return:

(1) the appropriate income or expense account, net of tax effects, in the statement of income for the period, when related to securities and securities classified in the securities held for trading category; and

(2) from the separate account of shareholders' equity, net of tax effects, when related to classified securities in the titles available for sale category. Adjustments to market value (fair value) made on the sale of these securities are transferred to income for the period.

Bonds and securities classified in the held-to-maturity category are stated at acquisition cost plus income earned up to the balance sheet date, calculated on a pro rata basis.

Permanent losses in the realizable value of bonds and securities classified in the available securities categories for sale and securities held to maturity are recognized in profit or loss for the period.

f) Derivative Financial Instruments

According to Central Bank Circular No. 3.082/2002, derivative financial instruments are classified according to the Management's intention to use them as a hedging instrument or not. Operations carried out at the request of customers, on their own account, or that do not meet the accounting hedge criteria, mainly derivatives used in the management of global risk exposure, are accounted for at market value, with gains and losses realized and not realized, recognized in income for the period.

Derivative financial instruments designated as part of a risk protection structure (hedge) can be classified as:

I - market risk hedge; and

II - cash flow hedge.

Derivative financial instruments intended for hedging and the respective hedged objects are adjusted to market value, observed the following:

(1) for those classified in category I, the appreciation or depreciation is recorded against the appropriate account of income or expense, net of tax effects, in income for the period; and

(2) for those classified in category II, the appreciation or depreciation of the effective portion is recorded against the account detached from shareholders' equity, net of tax effects.

Some hybrid financial instruments are composed of a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately in relation to the contract to which they are linked.

Since the Bank does not hold investments abroad in a functional currency other than the real, there are no investment hedge operations.

g) Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

The credit portfolio includes credit operations, leasing operations, advances on exchange contracts and other credits with credit granting characteristics. It is stated at its present value, considering the indices, interest rate and agreed charges, calculated on a daily pro rata basis until the balance sheet date. For operations overdue after 60 days, recognition in revenue will only occur when they are actually received.

Normally, the Bank writes-off credits for loss when they are overdue for more than 360 days. In the case of long-term credit operations (over 3 years) they are written off when they complete 540 days in arrears. The credit operation written off for loss is registered in a memorandum account for a minimum period of 5 years and until all collection procedures have been exhausted.

Credit assignments without risk retention result in the write-off of the financial assets that are the object of the transaction, which are now kept in a memorandum account. The result of the assignment is fully recognized upon its realization.

As determined by CMN Resolution No. 3,533/2008, all credit assignments with substantial risk retention now have their results recognized for the remaining terms of the operations, and the financial assets subject to the assignment remain recorded as credit operations and the amount received as obligations for sale or transfer of financial assets.

Provisions for credit operations are based on the analysis of outstanding credit operations (overdue and falling due), on past experience, future expectations and specific risks of the portfolios and on the Management's risk assessment policy in the constitution of provisions, as established by the CMN Resolution No. 2,682/1999.

CMN Resolution No. 4,855/2020, which came into force on January 1, 2021, determines that, for the criteria for provision of operations carried out within the scope of programs instituted with the purpose of facing the effects of the COVID-19 pandemic on economy, in which there is sharing of resources or risks between the Federal Government and the participating institutions or guarantee provided by the Federal Government, the percentages defined in CMN Resolution No. credit card is held by the institution. In cases of transfer to loss, the amount taken to clearing accounts must be 100% of the transaction balance.

g.1) Credit Operation Restructuring

CMN Resolution No. 4,803/2020, subsequently amended by CMN Resolution No. 4,855/2020 mentioned above, allowed Financial Institutions to reclassify to the level in which they were classified on February 29, 2020, operations renegotiated between March 1st and March 31st December 2020, not including those operations with a delay equal to or greater than fifteen days on February 29, 2020 and which show evidence of inability to honor the obligation under the new conditions agreed.

h) Non-Financial Assets Held for Sale and Other Securities and Assets

Non-financial assets held for sale include the carrying amount of individual items, disposal groups or items that make part of a business unit earmarked for disposal (discontinued operations), the sale of which in its current condition is highly probable and expected to occur within one year.

Other values and assets refer mainly to non-financial assets, basically consisting of real estate and vehicles received in settlement of financial instruments of difficult or doubtful solution not intended for own use.

Non-financial assets held for sale and other securities and assets are recorded and valued at the lower of; the value net carrying amount and fair value less selling expenses, at the date they are classified in this category and are not depreciated.

i) Prepaid Expenses

Applications of resources in advance payments are accounted for, whose benefits or provision of services will occur in following years and are appropriated to income, according to the term of the respective contracts.

i.1) Commissions Paid to Banking Correspondents

Pursuant to CMN Resolution No. 4,935/2021 and Bacen Circular No. 3,693/2013, commissions paid to intermediary agents of the origination of new credit operations are limited to the maximum percentages of (i) 6% of the value of the new operation originated and (ii) 3% of the value of the operation subject to portability.

Said commissions must be fully recognized as an expense when incurred.

j) Investments

Investments in affiliated and controlled companies are initially recognized at acquisition cost, and subsequently evaluated using the equity method and the results are recognized as a result of interests in affiliated and controlled. Other investments are stated at cost, reduced to recoverable value, when applicable.

Change in the Scope of Consolidation – Consists of the disposal, acquisition or change of control of a certain investment.

k) Fixed Assets for Use

It is stated at acquisition cost, net of the respective accumulated depreciation and is subject to the assessment of the recoverable value in annual periods.

Depreciation of property, plant and equipment is carried out using the straight-line method, based on the following annual rates: buildings - 4%, installations, furniture, use equipment and security and communications systems - 10%, data processing systems and vehicles - 20% and improvements in third-party properties - 10% or until the expiration of the lease contract.

l) Intangible

Goodwill on the acquisition of subsidiaries and affiliates is amortized over 10 years, subject to expected results future and is subject to an impairment assessment on annual periods or more frequently if conditions or circumstances indicate the possibility of loss of value.

Payroll acquisition rights are accounted for at the amounts paid on the acquisition of payroll rights.payment services for wages, earnings, wages, salaries, retirements, pensions and the like, of public entities or private, and amortized according to the effectiveness of the respective contracts.

Software acquisition and development expenses are amortized over a maximum period of 5 years.

m) Technical Provisions Related to Pension Plan and Capitalization Activities

Technical provisions are constituted and calculated in accordance with the determinations and criteria established in the regulations of the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep).

Pension Plan Technical Provisions

Technical provisions are constituted mainly according to the criteria below:

• Mathematical Provisions for Benefits to be Granted and Granted (PMBaC and PMBC)

The PMBaC is constituted from the contributions collected through the capitalization financial system. The PMBC represents the obligations assumed in the form of continued income plans, being constituted through actuarial calculations for the plans of traditional types.

• Complementary Provision for Coverage (PCC)

The PCC must be constituted when insufficient technical provisions are observed as a result of carrying out the Test of Adequacy of Liabilities (TAP).

Capitalization Technical Provisions

Technical provisions are constituted according to the criteria below:

• Mathematical provision for redemption results from the accumulation of applicable percentages on payments made, capitalized at the interest rate provided for in the plan and restated through the Basic Referential Rate (TR);

• Provision for early redemption of securities is set up from cancellation due to non-payment or request for redemption of the security, based on the value of the mathematical redemption provision constituted at the time of cancellation of the security and the provision for redemption of overdue securities is set up after the expiration of the security;

• Provision for draws to be carried out is set up based on a percentage of the installment paid and aims to cover draws to which the titles will compete, but which have not yet been realized. The provision for draws payable is constituted for securities drawn, but not yet paid; and

• Provision for administrative expenses is intended to reflect the present value of future expenses of securities capitalization whose effectiveness extends after the date of its incorporation.

n) Employee Benefit Plan

The post-employment benefit plans comprise the commitments assumed by the Bank to: (i) complement the benefits of the public pension system; and (ii) medical assistance, in case of retirement, permanent disability or death for those eligible employees and their direct beneficiaries.

Defined Contribution Plan

Defined contribution plan is the post-employment benefit plan through which the Bank and its subsidiaries as entities sponsors pay fixed contributions to a pension fund during the duration of the employee's employment contract. beneficiary employee, having no legal or constructive obligation to pay additional contributions if the fund has no assets sufficient to honor all benefits relating to services provided in the current period and in prior periods.

Contributions made in this regard are recognized as personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is a post-employment benefit plan other than a defined contribution plan and are presented in Note 29. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with the employees, assuming the potential actuarial risk that the benefits will cost more than estimated.

Banco Santander applies Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 33 (R1) which establishes the full recognition in a liability account when unrecognized actuarial losses (actuarial deficit) occur, in corresponding entry to a separate equity account (other equity valuation adjustments).

Main Definitions

- The present value of a defined benefit obligation is the present value without deducting any plan assets, expected future payments required to settle the obligation arising from the employee's service in the current and past.

- Deficit or surplus is: (a) the present value of the defined benefit obligation; less (b) the fair value of the plan assets.

- The sponsoring entity may recognize plan assets in the balance sheet when they meet the following characteristics: (i) the fund assets are sufficient to meet all employee benefit obligations of the plan or entity sponsor; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for benefits already paid to employees.

- Actuarial gains and losses are changes in the present value of the defined benefit obligation resulting from: (a) adjustments by experience (effects of differences between actuarial assumptions adopted and what actually occurred); and (b) effects of changes on actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from the service provided by the employed in the current period.

- Past service cost is the change in the present value of the defined benefit obligation for service provided by employees in prior periods resulting from a change in the plan or a reduction in the number of employees covered.

Post-employment benefits are recognized in income under other operating expenses - actuarial losses - retirement plans retirement (Note 27) and personnel expenses (Note 24).

Defined benefit plans are recorded based on an actuarial study, carried out annually by an external entity of specialized consultancy and approved by Management, at the end of each financial year, effective for the subsequent period.

o) Share-Based Compensation

The Bank has long-term compensation plans with vesting conditions. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the term; (2) performance conditions, the number of shares to be delivered to each participant will be determined according to the result of the measurement of a parameter of the Bank's performance: comparison of the Total Shareholder Return (TSR) of the Santander Conglomerate with the RTA of the main the Group's global competitors and (3) market conditions, as some parameters are conditioned to market value of the Bank's shares. The Bank measures the fair value of services provided by reference to the fair value of equity instruments granted on the grant date, taking into account market conditions for each plan when estimating fair value.

Settlement in Shares

The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the date of the concession, taking into account the market conditions for each plan when estimating the fair value. With the aim of recognizing personnel expenses against capital reserves over the term, how services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the period of term, based on the best estimate of the estimate for the number of equity instruments expected to be granted.

Cash Settlement

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This procedure consists of capturing the valuation of shares between the date of grant and settlement. The Bank reassesses the fair value of the liability at the end of each reporting period, any changes in this amount are recognized in profit or loss for the period. In order to recognize personnel expenses against the provisions in “salaries payable” throughout the effective period, reflecting how the services are received, the Bank records the total liability that represents the best estimate of the amount of appreciation right of the shares that will be acquired at the end of the effective period and recognizes the value of services received during the effective period, based on the best available estimate. Periodically, the Bank reviews its estimate of the number of share appreciation rights that will be acquired at the end of the grace period.

Variable Compensation Referenced in Shares

In addition to administrators, all employees in risk management positions receive at least 40% of their remuneration variable deferred for at least three years and 50% of the total variable remuneration in shares (SANB11), subject to permanence of the participant in the Group during the whole term of the plan.

The plan is subject to the application of Malus and Clawback clauses, according to which the deferred portions of the variable remuneration may be reduced, canceled or returned in cases of non-compliance with internal rules and exposure to excessive risks.

The fair value of the shares is calculated by the average of the final daily quotation of the shares in the last 15 (fifteen) trading sessions immediately prior to the first business day of the granting month.

p) Funding, Issues and Other Liabilities

Fundraising instruments are initially recognized at fair value, which is basically considered to be the transaction price. They are subsequently measured at amortized cost (accrual) with the inherent expenses recognized as a financial cost (Note 17).

Among the criteria for initial recognition of liabilities, mention should be made of those instruments of a compound nature, which are classified as such, given the existence of a debt instrument (liability) and an embedded equity component (derivative).

The registration of a compound instrument consists of the conjugation of (i) a main instrument, which is recognized as a liability of the entity (debt) and (ii) a component of equity (common share convertibility derivative).

Pursuant to COSIF, hybrid capital and debt instruments represent obligations of financial institutions issuers and must be registered in specific liability accounts and updated according to the rates agreed and adjusted by the exchange variation effect, when denominated in foreign currency. All remuneration relating to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) must be accounted for as expenses for the period, on an accrual basis.

In relation to the equity component, it is registered at the initial moment due to its fair value, if applicable. different from zero.

Details regarding the issuance of compound instruments are described in Note 17.

q) Provisions, Contingent Liabilities, Contingent Assets and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings of a tax, labor and civil nature, arising from the normal course of its activities.

Provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object of dispute is its legality or constitutionality, which, regardless of the assessment of the probability of loss, have their amounts fully recognized in the financial statements.

Provisions are reassessed at the end of each reporting period to reflect the best current estimate and may be total or partially reversed, reduced or may even be complemented, when there is a change in risk in relation to exits resources and obligations pertaining to the process, including the decay of legal deadlines, the final and unappealable decision of the processes, among others.

Judicial and administrative provisions are set up when the risk of losing the judicial or administrative action is assessed as likely and the amounts involved are measurable with sufficient certainty, based on the nature, complexity, and history actions and the opinion of internal and external legal counsel and the best information available. For processes where the risk of loss is possible, provisions are not set up and the information is disclosed in the explanatory notes (Note 20.e) and for proceedings whose risk of loss is remote, no disclosure is made.

Contingent assets are not recognized in the accounting, except when there are real guarantees or favorable court decisions regarding which no more resources fit, characterizing the gain as practically certain. Contingent assets with probable success, when they exist, they are only disclosed in the financial statements.

In the case of final and unappealable decisions favorable to Banco Santander, the counterparty has the right, if legal requirements are met specific, to file a rescission action within a period determined by current legislation. Termination actions are considered new actions and will be evaluated for purposes of contingent liabilities if, and when, filed.

r) Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS)

PIS (0.65%) and COFINS (4.00%) are calculated on revenues from the legal entity's main activity or object. To the Financial institutions may deduct funding expenses when determining the calculation basis. PIS expenses and COFINS are recorded in tax expenses. For non-financial companies, the rates are 1.65% for PIS and 7.6% for COFINS.

s) Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The IRPJ charge is calculated at the rate of 15%, plus an additional 10%, applied on profit, after adjustments have been made determined by tax legislation. CSLL is calculated at the rate of 15% for financial institutions and legal entities of private insurance and capitalization insurance and 9% for other companies, levied on profit, after considering adjustments determined by tax legislation. The CSLL rate, for banks of any kind, is 20% under the terms of article 32 of the Constitutional Amendment 103/2019.

The CSLL rate for banks of any kind, financial institutions, private insurance companies and capitalization (legal entities in the financial sector) was increased by 1% for the base period between August 1, 2022 and December 31, 2022, pursuant to MP 1,115/2022.

Deferred tax credits and liabilities are basically calculated on temporary differences between the accounting result and tax, on tax losses, negative basis of social contribution and adjustments to the market value of bonds and securities and derivative financial instruments. Recognition of deferred tax credits and liabilities is carried out at the rates applicable to the period in which the realization of the asset and/or settlement of the liability is estimated.

In accordance with the provisions of current regulations, tax credits are recorded to the extent that it is considered probable its recovery based on the generation of future taxable income. The expectation of realization of tax credits, as demonstrated in Note 11, is based on projections of future results and based on a technical study.

t) Interest on Equity

Interest on Equity is recognized in liabilities from the moment it is declared or proposed, as CMN Resolution No. 4,872/20.

u) Impairment of Assets

Financial and non-financial assets are evaluated at the end of each period, with the aim of identifying evidence of devaluation in its book value. If there is any indication, the entity shall estimate the recoverable amount of the asset and such a loss should be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value, net of selling expenses, and its value in use.

v) Participation of Minority Shareholders

The participation of non-controlling shareholders (minorities) is recorded in a separate equity account of the entity parent company in the consolidated financial statements.

w) Financial Guarantees Provided

According to CMN Resolution No. 4,512/2016, losses associated with the probability of future disbursements linked to guarantees financial services provided are assessed in accordance with recognized models and practices of credit risk management and based on consistent, verifiable information and criteria. The provision must be sufficient to cover probable losses throughout the term of the guarantee provided and are evaluated periodically.

x) Recurring/Non-Recurring Results

According to BCB Resolution No. 2/2020, non-current income for the year is one that:

I - is not related or is incidentally related to the typical activities of the institution; and

II - is not expected to occur frequently in future years.

The nature and financial effect of events considered non-recurring are shown in Note 32.h.

y) Subsequent Events

Corresponds to the event that occurred between the base date of the financial statements and the date on which the issuance of these was authorized demonstrations and are composed of:

• Events that give rise to adjustments: are those that show conditions that already existed on the base date of the statements financial; and

• Events that do not give rise to adjustments: are those that show conditions that did not exist on the base date of the statements financial.

4.       Cash and Cash Equivalents

			Bank
	12/31/2022	12/31/2021	12/31/2020
Cash	14,352,187	16,361,758	19,522,250
Interbank Investments	36,415,222	17,935,878	9,668,922
Money Market Investments	27,344,519	15,055,356	7,348,568
Interbank Deposits	1,241,815	1,655,705	1,131,436
Foreign Currency Investments	7,828,888	1,224,817	1,188,917
Total	50,767,409	34,297,636	29,191,171

			Consolidated
	12/31/2022	12/31/2021	12/31/2020
Cash	14,420,204	16,386,974	19,512,315
Interbank Investments	35,517,867	17,263,365	9,487,000
Money Market Investments	27,344,519	15,055,356	7,306,408
Interbank Deposits	344,460	983,192	991,675
Foreign Currency Investments	7,828,888	1,224,817	1,188,917
Total	49,938,071	33,650,339	28,999,315

The information relating to December 31, 2020 is presented to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Statements of Cash Flows.

5.       Interbank Investments

					Bank
				12/31/2022	12/31/2021
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	57,000,534	-	-	57,000,534	25,883,579
Own Portfolio	2,758,972	-	-	2,758,972	7,066,196
Financial Treasury Bills - LFT	1,889,322	-	-	1,889,322	706,245
National Treasury Bills - LTN	149,081	-	-	149,081	1,556,526
National Treasury Notes - NTN	720,569	-	-	720,569	4,803,425
Third-party Portfolio	32,092,796	-	-	32,092,796	6,638,709
Financial Treasury Bills - LTN	2,372,461	-	-	2,372,461	500,173
National Treasury Bills - NTN	7,796,629	-	-	7,796,629	4,644,361
National Treasury Notes - LFT	21,923,706	-	-	21,923,706	1,494,175
Sold Position	22,148,766	-	-	22,148,766	12,178,674
Financial Treasury Bills - LTN	9,646,253	-	-	9,646,253	2,772,317
National Treasury Bills - NTN	12,502,513	-	-	12,502,513	8,792,071
National Treasury Notes - LFT	-	-	-	-	614,286
Interbank Deposits	2,645,467	31,339,759	13,847,137	47,832,363	91,952,361
Foreign Currency Investments	7,828,888	-	-	7,828,888	1,224,817
Total	67,474,889	31,339,759	13,847,137	112,661,785	119,060,757

					Consolidated
				12/31/2022	12/31/2021
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	56,983,136	60,596	-	57,043,732	25,912,368
Own Portfolio	2,741,574	60,596	-	2,802,170	7,094,986
Financial Treasury Bills - LFT	1,889,322	-	-	1,889,322	706,245
National Treasury Bills - LTN	161,981	-	-	161,981	1,585,316
National Treasury Notes - NTN	690,271	60,596	-	750,867	4,803,425
Third-party Portfolio	32,092,796	-	-	32,092,796	6,638,709
Financial Treasury Bills - LTN	2,372,461	-	-	2,372,461	500,173
National Treasury Bills - NTN	7,796,629	-	-	7,796,629	4,644,361
National Treasury Notes - LFT	21,923,706	-	-	21,923,706	1,494,175
Sold Position	22,148,766	-	-	22,148,766	12,178,673
Financial Treasury Bills - LTN	9,646,253	-	-	9,646,253	2,772,317
National Treasury Bills - NTN	12,502,513	-	-	12,502,513	8,792,071
National Treasury Notes - LFT	-	-	-	-	614,285
Interbank Deposits	749,444	2,323,976	1,731,211	4,804,631	6,492,133
Foreign Currency Investments	7,828,888	-	-	7,828,888	1,224,817
Total	65,561,468	2,384,572	1,731,211	69,677,251	33,629,318

6.     Securities and Derivatives Financial Instruments

a)     Securities

I) By Category

					Bank					Consolidated
				12/31/2022	12/31/2021				12/31/2022	12/31/2021
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	56,613,580	(349,161)	-	56,264,419	43,030,702	66,076,432	310,913	-	66,387,345	54,550,213
Government Securities	52,316,756	(242,010)	-	52,074,746	41,914,956	60,187,489	418,064	-	60,605,553	51,360,528
Private Securities	4,296,824	(107,151)	-	4,189,673	1,115,746	5,888,943	(107,151)	-	5,781,792	3,189,685
Available-for-Sale Securities	103,680,860	-	206,961	103,887,821	149,877,343	114,725,927	-	(624,387)	114,101,540	157,876,639
Government Securities	53,074,118	-	(923,044)	52,151,074	113,510,140	62,958,764	-	(1,705,960)	61,252,804	122,306,684
Private Securities	50,606,742	-	1,130,005	51,736,747	36,367,203	51,767,163	-	1,081,573	52,848,736	35,569,955
Held-to-Maturity Securities	25,754,717	-	-	25,754,717	15,279,130	25,754,717	-	-	25,754,717	15,279,130
Government Securities	25,613,581	-	-	25,613,581	13,871,974	25,613,581	-	-	25,613,581	13,871,974
Private Securities	141,136	-	-	141,136	1,407,156	141,136	-	-	141,136	1,407,156
Total Securities	186,049,157	(349,161)	206,961	185,906,957	208,187,175	206,557,076	310,913	(624,387)	206,243,602	227,705,982

II) Trading Securities

										Bank
			12/31/2022	12/31/2021	By Maturity					12/31/2022
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	52,316,756	(242,010)	52,074,746	41,914,956	-	9,655,677	5,620,745	8,096,283	28,702,041	52,074,746
Financial Treasury Bills - LFT	1,950,887	804	1,951,691	3,341,790	-	293,967	345,464	223,541	1,088,719	1,951,691
National Treasury Bills - NTN	38,460,510	(306,329)	38,154,181	12,531,398	-	4,947,948	5,039,651	4,498,513	23,668,069	38,154,181
National Treasury Notes - LTN	11,844,602	64,753	11,909,355	24,340,120	-	4,370,432	229,930	3,365,983	3,943,010	11,909,355
Agricultural Debt Securities - TDA	19,555	(251)	19,304	23,972	-	3,525	5,700	8,243	1,836	19,304
Brazilian Foreign Debt Notes	392	18	410	1,673,785	-	-	-	3	407	410
North American Foreign Debt Notes	40,810	(1,005)	39,805	-	-	39,805	-	-	-	39,805
Debentures	-	-	-	3,891	-	-	-	-	-	-
Private Securities	4,296,824	(107,151)	4,189,673	1,115,746	705,541	202,289	7,492	45,407	3,228,944	4,189,673
Shares	33,276	(7,694)	25,582	13,692	25,582	-	-	-	-	25,582
Agribusiness Receivables Certificates - CRA	931,393	(20,982)	910,411	11,502	-	-	2,800	15,750	891,861	910,411
Certificates of Real Estate Receivables - CRI	906,696	(15,381)	891,315	57,603	-	-	3,437	1,442	886,436	891,315
Investment Fund Shares	664,949	15,010	679,959	400,331	679,959	-	-	-	-	679,959
Agricultural Deposit Certificate - WA	197,030	5,259	202,289	-	-	202,289	-	-	-	202,289
Debentures	1,563,480	(83,363)	1,480,117	632,618	-	-	1,255	28,215	1,450,647	1,480,117
Total	56,613,580	(349,161)	56,264,419	43,030,702	705,541	9,857,966	5,628,237	8,141,690	31,930,985	56,264,419

										Consolidated
			12/31/2022	12/31/2021	By Maturity					12/31/2022
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	60,187,489	418,064	60,605,553	51,360,528	-	10,783,054	7,382,622	9,447,136	32,992,741	60,605,553
Financial Treasury Bills - LTN	11,994,773	81,495	12,076,268	12,531,398	-	4,537,344	229,930	3,365,983	3,943,011	12,076,268
National Treasury Bills - LFT	7,492,878	761,195	8,254,073	10,566,700	-	1,254,432	2,107,341	1,574,394	3,317,906	8,254,073
National Treasury Notes - NTN	40,639,081	(423,388)	40,215,693	26,560,782	-	4,947,948	5,039,651	4,498,513	25,729,581	40,215,693
Agricultural Debt Securities - TDA	19,555	(251)	19,304	23,972	-	3,525	5,700	8,243	1,836	19,304
Brazilian Foreign Debt Bonds	392	18	410	1,673,785	-	-	-	3	407	410
North American Foreign Debt Notes	40,810	(1,005)	39,805	-	-	39,805	-	-	-	39,805
Debentures	-	-	-	3,891	-	-	-	-	-	-
Private Securities	5,888,943	(107,151)	5,781,792	3,189,685	2,248,649	202,289	7,492	45,407	3,277,955	5,781,792
Shares	1,444,942	(7,694)	1,437,248	1,502,576	1,437,248	-	-	-	-	1,437,248
Bank Deposit Certificates - CDB	4	-	4	-	4	-	-	-	-	4
Agribusiness Receivables Certificates - CRA	931,393	(20,982)	910,411	11,502	-	-	2,800	15,750	891,861	910,411
Certificates of Real Estate Receivables - CRI	906,696	(15,381)	891,315	57,603	-	-	3,437	1,442	886,436	891,315
Investment Fund Shares	845,398	15,010	860,408	438,074	811,397	-	-	-	49,011	860,408
Debentures	1,563,480	(83,363)	1,480,117	1,076,252	-	-	1,255	28,215	1,450,647	1,480,117
Agricultural Deposit Certificate - WA	197,030	5,259	202,289	-	-	202,289	-	-	-	202,289
Bills of Exchange	-	-	-	103,678	-	-	-	-	-	-
Total	66,076,432	310,913	66,387,345	54,550,213	2,248,649	10,985,343	7,390,114	9,492,543	36,270,696	66,387,345

III) Available-for-Sale Securities

											Bank
				12/31/2022	12/31/2021	By Maturity					12/31/2022
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	53,074,118	-	(923,044)	52,151,074	113,510,140	-	10,592,306	1,097,625	9,446,704	31,014,439	52,151,074
Treasury Certificates - CFT	-	-	-	-	742	-	-	-	-	-	-
Securitized Credit	11	-	(11)	-	-	-	-	-	-	-	-
Financial Treasury Bills - LFT	29,438,619	-	37,645	29,476,264	38,317,693	-	8,230,304	4,569	5,995,726	15,245,665	29,476,264
National Treasury Bills - LTN (1)	6,906,987	-	144,363	7,051,350	16,532,828	-	-	-	-	7,051,350	7,051,350
National Treasury Notes - NTN	12,238,513	-	(1,103,162)	11,135,351	38,448,233	-	-	-	3,164,327	7,971,024	11,135,351
Brazilian Foreign Debt Bonds	1,033,051	-	-	1,033,051	2,274,913	-	-	-	286,651	746,400	1,033,051
Spanish Foreign Debt Bonds	1,055,489	-	37,567	1,093,056	15,606,719	-	-	1,093,056	-	-	1,093,056
Mexican Foreign Debt Bonds	-	-	-	-	2,329,011	-	-	-	-	-	-
North American Foreign Debt Notes	2,401,448	-	(39,446)	2,362,002	-	-	2,362,002	-	-	-	2,362,002
Private Securities	50,606,742	-	1,130,005	51,736,747	36,367,203	1,625,898	3,237,645	10,346,648	18,805,106	17,721,450	51,736,747
Shares	320	-	(273)	47	49	47	-	-	-	-	47
Rural Product Note - CPR	17,236,883	-	(249,086)	16,987,797	9,597,656	-	2,171,387	7,092,897	4,970,379	2,753,134	16,987,797
Certificates of Agribusiness Receivables - CRA	187,289	-	19,306	206,595	151,514	-	-	-	134,400	72,195	206,595
Certificates of Real Estate Receivables - CRI	2,506	-	(828)	1,678	2,784	-	-	-	-	1,678	1,678
Investment Funds	1,625,851	-	-	1,625,851	1,637,742	1,625,851	-	-	-	-	1,625,851
Investment Fund Real Estate	-	-	-	-	169,064	-	-	-	-	-	-
Debentures	25,838,772	-	1,243,889	27,082,661	19,306,649	-	986,263	2,052,200	9,542,410	14,501,788	27,082,661
Eurobonds	3,189,107	-	135,930	3,325,037	3,553,157	-	-	-	3,325,037	-	3,325,037
Financial Bills - LF	-	-	-	-	273,905	-	-	-	-	-	-
Commercial Note	299,940	-	(161)	299,779	-	-	-	-	61,405	238,374	299,779
Promissory Notes - NP	2,226,074	-	(18,772)	2,207,302	1,674,683	-	79,995	1,201,551	771,475	154,281	2,207,302
Total	103,680,860	-	206,961	103,887,821	149,877,343	1,625,898	13,829,951	11,444,273	28,251,810	48,735,889	103,887,821

											Consolidated
				12/31/2022	12/31/2021	By Maturity					12/31/2022
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	62,958,764	-	(1,705,960)	61,252,804	122,306,684	-	11,252,697	4,911,455	11,580,198	33,508,454	61,252,804
Treasury Certificates - CFT	-	-	-	-	742	-	-	-	-	-	-
Securitized Credit	11	-	(11)	-	-	-	-	-	-	-	-
Financial Treasury Bills - LFT	34,333,271	-	37,771	34,371,042	41,036,255	-	8,529,762	3,021,669	7,107,697	15,711,914	34,371,042
National Treasury Bills - LTN (1)	8,553,868	-	94,052	8,647,920	19,384,448	-	99,948	796,730	699,892	7,051,350	8,647,920
National Treasury Notes - NTN	15,581,626	-	(1,835,893)	13,745,733	41,674,596	-	260,985	-	3,485,958	9,998,790	13,745,733
Brazilian Foreign Debt Bonds	1,033,051	-	-	1,033,051	2,274,913	-	-	-	286,651	746,400	1,033,051
Spanish Foreign Debt Bonds	1,055,489	-	37,567	1,093,056	15,606,719	-	-	1,093,056	-	-	1,093,056
Mexican Foreign Debt Bonds	-	-	-	-	2,329,011	-	-	-	-	-	-
North American Foreign Debt Notes	2,401,448		(39,446)	2,362,002	-	-	2,362,002	-	-	-	2,362,002
Private Securities	51,767,163	-	1,081,573	52,848,736	35,569,955	1,223,546	3,240,307	10,965,272	18,805,830	18,613,781	52,848,736
Shares	320	-	(273)	47	51	47	-	-	-	-	47
Rural Product Note - CPR	17,236,883	-	(249,086)	16,987,797	9,597,655	-	2,171,387	7,092,897	4,970,379	2,753,134	16,987,797
Certificates of Agribusiness Receivables - CRA	187,289	-	19,306	206,595	151,514	-	-	-	134,400	72,195	206,595
Certificates of Real Estate Receivables - CRI	2,506	-	(828)	1,678	2,784	-	-	-	-	1,678	1,678
Investment Fund Shares	1,226,580	-	(3,081)	1,223,499	1,306,605	1,223,499	-	-	-	-	1,223,499
Investment Fund Real Estate	-	-	-	-	31,384	-	-	-	-	-	-
Debentures	27,394,728	-	1,198,538	28,593,266	18,976,693	-	986,263	2,670,527	9,542,410	15,394,066	28,593,266
Eurobonds	3,189,107	-	135,930	3,325,037	3,553,157	-	-	-	3,325,037	-	3,325,037
Financial Bills - LF	-	-	-	-	273,905	-	-	-	-	-	-
Commercial Note	299,940	-	(161)	299,779	-	-	-	-	61,405	238,374	299,779
Promissory Notes - NP	2,226,074	-	(18,772)	2,207,302	1,674,683	-	79,995	1,201,551	771,475	154,281	2,207,302
Bank Deposit Certificates - CDB	3,736	-	-	3,736	1,524	-	2,662	297	724	53	3,736
Bill of exchange	-	-	-	-	-	-	-	-	-	-	-
Total	114,725,927	-	(624,387)	114,101,540	157,876,639	1,223,546	14,493,004	15,876,727	30,386,028	52,122,235	114,101,540

IV) Held-to-Maturity Securities

							Bank
				By Maturity			12/31/2022

	Amortized Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	12/31/2022	12/31/2021					Total
Government Securities	25,613,581	13,871,974	654,998	4,041,146	18,761,265	2,156,172	25,613,581
National Treasury Bills - LTN	9,834,070	-	-	-	9,834,070	-	9,834,070
National Treasury Notes - NTN	4,641,025	4,822,599	-	-	4,456,638	184,387	4,641,025
Certified Titles of Salary Variation - CVS	7,016	-	-	-	-	7,016	7,016
Mexican Foreign Debt Bonds	2,597,257	-	-	2,597,257	-	-	2,597,257
Brazilian Foreign Debt Bonds	8,534,213	9,049,375	654,998	1,443,889	4,470,557	1,964,769	8,534,213
Private Securities	141,136	1,407,156	141,136	-	-	-	141,136
Certificates of Agribusiness Receivables - CRA	141,136	1,407,156	141,136	-	-	-	141,136
Total	25,754,717	15,279,130	796,134	4,041,146	18,761,265	2,156,172	25,754,717

							Consolidated
				By Maturity			12/31/2022

	Amortized Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	09/30/2022	12/31/2021					Total
Government Securities	25,613,581	13,871,974	654,998	4,041,146	18,761,265	2,156,172	25,613,581
National Treasury Bills - LTN	9,834,070	-	-	-	9,834,070	-	9,834,070
National Treasury Notes - NTN	4,641,025	4,822,599	-	-	4,456,638	184,387	4,641,025
Certified Titles of Salary Variation - CVS	7,016	-	-	-	-	7,016	7,016
Mexican Foreign Debt Bonds	2,597,257	-	-	2,597,257	-	-	2,597,257
Brazilian Foreign Debt Bonds	8,534,213	9,049,375	654,998	1,443,889	4,470,557	1,964,769	8,534,213
Private Securities	141,136	1,407,156	141,136	-	-	-	141,136
Certificates of Agribusiness Receivables - CRA	141,136	1,407,156	141,136	-	-	-	141,136
Total	25,754,717	15,279,130	796,134	4,041,146	18,761,265	2,156,172	25,754,717

(1) The market value of securities held to maturity is R$25,555,686 - (12/31/2021 - R$14,993,443).

For the year ended December 31, 2022, there were no disposals of federal public securities and other securities classified in the category of securities held to maturity.

In the second quarter of 2022, in accordance with the best corporate governance practices, Management approved the change in the classification of bonds and securities, from available for sale to held to maturity. This decision is based on a response to external changes brought about by the approval of Law 14,031/22 and with the aim of adapting the new conditions for better interest rate risk management, since it is assessed that the Bank has the economic and financial capacity to keep the pre-fixed government securities LTNs, which until then were used to protect the interest rate risk of financial instruments related to hedging the exchange variation of investments abroad.

Thus, on June 30, 2022, the Federal Public Securities - LTNs maturing in 2024, in the amount of R$ 11 billion, were reclassified from available for sale to held to maturity, with no impact on results. The gross mark-to-market amount recorded in Equity Valuation Adjustments accounts, within Shareholders' Equity, on the reclassification date was R$ 1,057 million and will be amortized against the income from financial intermediation accounts for the remaining term of the securities.

In the fourth quarter of 2022, the total amount of Federal Public Securities – LTNs reclassified from available for sale to held to maturity is R$9.7 billion. The gross amount of the mark-to-market recorded in Equity Valuation Adjustments accounts, within Shareholders' Equity, on December 31, 2022 is R$704 million and will be amortized against the income from financial intermediation accounts for the remaining term of the securities.

Pursuant to Bacen Circular 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified in the category securities held to maturity.

The market value of bonds and securities is determined considering the average price of organized markets and their estimated cash flow, discounted to present value in accordance with the corresponding applicable interest curves, considered as representative of market conditions at the time of calculating the swings.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021

Income From Fixed-Income Securities (1)	14,465,969	20,286,715	12,936,884	21,223,970
Income From Interbank Investments	12,284,090	8,524,332	7,045,307	4,135,608
Income From Variable-Income Securities	24,051	(32,324)	(115,471)	249,211
Financial Income of Pension and Capitalization	-	-	195,393	235,376
Provision for Impairment Losses (2)	(286,866)	(163,842)	(282,299)	(159,275)
Others (3)	548,812	(242,308)	3,016,316	(264,896)
Total	27,036,056	28,372,573	22,796,130	25,419,994

(1) Includes exchange variation expense in the amount of R$ 4,483,793 - Bank and Consolidated (2021 - income of R$ 12,801,341 Bank and Consolidated).

(2) Corresponds to the record of permanent loss, referring to securities classified as available for sale.

(3) Includes income from exchange variation and net appreciation of investment and equity fund quotas in the amount of R$ 174,661 - in the Bank and Consolidated (2021 - expense from exchange variation and net appreciation of investment and equity fund quotas in the amounting to R$264,895 in the Bank and Consolidated).

b) Derivatives Financial Instruments

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rates, liquidity gaps, among other practices that allow for the control and monitoring of risks that may affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving derivative instruments, to optimize the risk-benefit ratio even in highly volatile situations.

The fair value of derivative financial instruments is determined through quoted market prices. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on quoted market prices for exchange-traded derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For derivatives that do not have prices directly disclosed by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, yield curves and market volatilities are extracted, which serve as input data for the models.

I) Summary of Derivative Financial Instruments

Swap operations are presented by the balances of receivables and payables differentials.

Below, the composition of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, shown at market value:

				Bank				Consolidated
	12/31/2022		12/31/2021		12/31/2022		12/31/2021
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap - Differential Receivable	17,768,111	17,578,445	14,499,987	16,194,023	12,675,000	11,869,067	7,641,355	8,538,705
Options to Exercise Awards	1,509,352	1,913,527	1,548,530	2,202,234	1,419,279	1,900,543	1,370,541	2,256,244
Term Contract and Other Contracts	7,339,187	6,405,798	12,892,381	13,759,082	7,021,301	6,088,810	12,077,828	13,852,282
Total	26,616,650	25,897,770	28,940,898	32,155,339	21,115,580	19,858,420	21,089,724	24,647,231

Current	8,945,613	9,962,502	15,273,412	14,479,201	7,578,711	8,789,451	7,279,673	6,956,577
Non Current	17,671,037	15,935,268	13,667,486	17,676,138	13,536,869	11,068,969	13,810,051	17,690,654

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			12/31/2022			12/31/2021

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	790,052,522	(3,785,377)	189,666	837,762,019	(1,804,602)	(1,694,036)
Assets	403,668,537	11,858,268	17,768,111	418,137,448	13,189,437	14,499,987
CDI (Interbank Deposit Rates)	85,500,232	3,624,970	5,069,441	66,837,268	318,541	1,826,150
Fixed Interest Rate - Real	196,812,785	6,773,307	4,514,583	231,741,021	9,269,271	8,932,246
Indexed to Price and Interest Rates	182,645	22,536	14,225	2,089,110	799,550	298,439
Foreign Currency	117,040,455	1,292,203	4,764,609	91,837,446	2,775,313	3,205,330
Others	4,132,420	145,252	3,405,253	25,632,603	26,763	237,822
Liabilities	386,383,985	(15,643,645)	(17,578,445)	419,624,570	(14,994,039)	(16,194,023)
CDI (Interbank Deposit Rates)	79,780,798	(4,157,113)	(4,422,601)	321,402,883	(4,171,481)	(12,350,345)
Fixed Interest Rate - Real	210,607,382	(8,512,624)	(5,642,885)	48,874,762	(6,760,576)	(2,408,062)
Indexed to Price and Interest Rates	626,129	(166,138)	(87,692)	22,827,336	(28,407)	(1,142,945)
Foreign Currency	91,303,383	(2,804,302)	(7,417,302)	887,129	(4,006,955)	(54,849)
Others	4,066,293	(3,468)	(7,965)	25,632,461	(26,621)	(237,822)
Options	1,076,620,925	(877,100)	(404,175)	1,130,172,099	(610,691)	(653,704)
Purchased Position	531,340,968	2,243,354	1,509,352	564,829,758	1,225,532	1,548,530
Call Option - Foreign Currency	10,629,479	440,097	214,722	9,898,179	271,464	382,237
Put Option - Foreign Currency	4,474,015	122,896	124,163	4,094,316	140,280	187,123
Call Option - Other	23,359,128	674,574	666,283	31,248,540	444,648	673,616
Interbank Market	21,269,115	608,913	644,503	28,499,055	444,446	673,202
Others (2)	2,090,013	65,661	21,780	2,749,485	203	414
Put Option - Other	492,878,346	1,005,787	504,184	519,588,723	369,140	305,553
Interbank Market	492,656,916	980,433	481,959	519,588,723	369,140	305,553
Others (2)	221,430	25,354	22,225	-	-	-
Sold Position	545,279,957	(3,120,454)	(1,913,527)	565,342,341	(1,836,224)	(2,202,234)
Call Option - Foreign Currency	6,763,742	(292,212)	(163,446)	4,111,016	(170,553)	(152,348)
Put Option - Foreign Currency	8,885,700	(409,758)	(508,505)	4,017,161	(348,715)	(287,825)
Call Option - Other	33,887,081	(1,590,130)	(829,386)	33,383,234	(719,460)	(872,335)
Interbank Market	24,424,072	(575,451)	(357,588)	31,730,928	(713,773)	(858,586)
Others (2)	9,463,009	(1,014,679)	(471,798)	1,652,305	(5,687)	(13,749)
Put Option - Other	495,743,434	(828,354)	(412,190)	523,830,930	(597,497)	(889,726)
Interbank Market	495,564,542	(804,467)	(392,287)	523,830,930	(597,497)	(889,726)
Others (2)	178,892	(23,887)	(19,903)	-	-	-
Futures Contracts	224,273,874	-	-	287,984,278	-	-
Purchased Position	200,395,819	-	-	148,237,279	-	-
Exchange Coupon (DDI)	77,727,137	-	-	85,931,389	-	-
Interest Rates (DI1 and DIA)	94,674,369	-	-	28,491,764	-	-
Foreign Currency	27,444,003	-	-	33,797,350	-	-
Indexes (3)	412,275	-	-	16,776	-	-
Treasury Bonds/Notes	138,035	-	-	-	-	-
Sold Position	23,878,055	-	-	139,746,999	-	-
Exchange Coupon (DDI)	17,259,936	-	-	60,606,204	-	-
Interest Rates (DI1 and DIA)	3,396,252	-	-	53,267,620	-	-
Foreign Currency	1,327,928	-	-	25,678,296	-	-
Indexes (3)	1,764,015	-	-	194,879	-	-
Treasury Bonds/Notes	129,924	-	-	-	-	-
Forward Contracts and Others	142,207,037	1,394,796	933,389	174,435,332	2,836,843	(866,701)
Purchased Commitment	88,742,561	2,292,188	7,339,187	96,509,221	5,345,415	12,892,381
Currencies	72,789,786	1,938,956	7,058,547	83,752,185	2,738,485	10,306,159
Others	15,952,775	353,232	280,640	12,757,036	2,606,930	2,586,222
Sell Commitment	53,464,476	(897,392)	(6,405,798)	77,926,111	(2,508,572)	(13,759,082)
Currencies	52,121,080	(847,425)	(6,347,639)	71,611,500	(1,141,826)	(12,586,625)
Others	1,343,396	(49,967)	(58,159)	6,314,611	(1,366,746)	(1,172,457)

						Consolidated
			12/31/2022			12/31/2021

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	799,572,132	(3,785,377)	805,933	841,676,369	(1,804,602)	(897,350)
Assets	408,428,342	11,858,268	12,675,000	422,001,798	13,189,437	7,641,355
CDI (Interbank Deposit Rates)	85,500,232	3,624,970	5,069,441	66,837,268	318,541	(778,177)
Fixed Interest Rate - Real	196,812,785	6,773,307	3,962,714	235,605,371	9,269,271	6,412,471
Indexed to Price and Interest Rates	182,645	22,536	14,225	2,089,110	799,550	(234,488)
Foreign Currency	117,040,455	1,292,203	4,764,609	91,837,446	2,775,313	2,003,728
Others	8,892,225	145,252	(1,135,989)	25,632,603	26,763	237,822
Liabilities	391,143,790	(15,643,645)	(11,869,067)	419,674,570	(14,994,039)	(8,538,705)
CDI (Interbank Deposit Rates)	79,780,798	(4,157,113)	(4,422,600)	321,402,883	(4,171,481)	(12,327,484)
Fixed Interest Rate - Real	210,607,382	(8,512,624)	(4,457,596)	48,874,762	(6,760,576)	2,467,425
Indexed to Price and Interest Rates	626,129	(166,138)	(87,692)	22,827,336	(28,407)	(728,677)
Foreign Currency	91,303,383	(2,804,302)	(3,998,998)	937,129	(4,006,955)	2,287,852
Others	8,826,098	(3,468)	1,097,819	25,632,461	(26,621)	(237,822)
Options	1,114,888,547	(877,100)	(481,264)	1,130,172,099	(610,691)	(885,703)
Purchased Position	564,623,093	2,243,354	1,419,279	564,829,758	1,225,532	1,370,541
Call Option - Foreign Currency	10,629,479	440,097	214,722	9,898,179	271,464	382,237
Put Option - Foreign Currency	4,474,015	122,896	124,163	4,094,316	140,280	187,123
Call Option - Other	58,762,219	674,574	577,487	31,248,540	444,648	495,628
Interbank Market	56,672,206	608,913	555,707	28,499,055	444,446	495,214
Others (2)	2,090,013	65,661	21,780	2,749,485	203	414
Put Option - Other	490,757,380	1,005,787	502,907	519,588,723	369,140	305,553
Interbank Market	490,535,950	980,433	480,682	519,588,723	369,140	305,553
Others (2)	221,430	25,354	22,225	-	-	-
Sold Position	550,265,454	(3,120,454)	(1,900,543)	565,342,341	(1,836,224)	(2,256,244)
Call Option - Foreign Currency	6,763,742	(292,212)	(165,919)	4,111,016	(170,553)	(152,348)
Put Option - Foreign Currency	8,885,700	(409,758)	(508,584)	4,017,161	(348,715)	(287,825)
Call Option - Other	42,840,737	(1,590,130)	(821,508)	33,383,234	(719,460)	(872,335)
Interbank Market	33,377,728	(575,451)	(349,710)	31,730,928	(713,773)	(858,586)
Others (2)	9,463,009	(1,014,679)	(471,798)	1,652,305	(5,687)	(13,749)
Put Option - Other	491,775,275	(828,354)	(404,532)	523,830,930	(597,497)	(943,736)
Interbank Market	491,596,383	(804,467)	(384,629)	523,830,930	(597,497)	(943,736)
Others (2)	178,892	(23,887)	(19,903)	-	-	-
Futures Contracts	224,309,295	-	-	287,984,278	-	-
Purchased Position	200,465,938	-	-	148,237,279	-	-
Exchange Coupon (DDI)	77,727,137	-	-	85,931,389	-	-
Interest Rates (DI1 and DIA)	94,674,369	-	-	28,491,764	-	-
Foreign Currency	27,444,003	-	-	33,797,350	-	-
Indexes (3)	482,394	-	-	16,776	-	-
Treasury Bonds/Notes	138,035	-	-	-	-	-
Sold Position	23,843,357	-	-	139,746,999	-	-
Exchange Coupon (DDI)	17,259,936	-	-	60,606,204	-	-
Interest Rates (DI1 and DIA)	3,337,596	-	-	53,267,620	-	-
Foreign Currency	1,327,928	-	-	25,678,296	-	-
Indexes (3)	1,787,973	-	-	194,879	-	-
Treasury Bonds/Notes	129,924	-	-	-	-	-
Forward Contracts and Others	142,207,037	1,394,796	932,491	174,435,332	2,836,843	(1,774,454)
Purchased Commitment	88,742,561	2,292,188	7,021,301	96,509,221	5,345,415	12,077,828
Currencies	72,789,786	1,938,956	7,058,547	83,752,185	2,738,485	9,491,606
Others	15,952,775	353,232	(37,246)	12,757,036	2,606,930	2,586,222
Sell Commitment	53,464,476	(897,392)	(6,088,810)	77,926,111	(2,508,572)	(13,852,282)
Currencies	52,121,080	(847,425)	(6,347,639)	71,611,500	(1,141,826)	(12,679,825)
Others	1,343,396	(49,967)	258,829	6,314,611	(1,366,746)	(1,172,457)
(1) Nominal value of updated contracts.

(2) Includes index options, primarily options involving US Treasury, equities and equity indices.

(3) Includes Bovespa and S&P indices.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Notional
					By Counterparty			By Maturity		Trading Market
				12/31/2022	12/31/2021			12/31/2022		12/31/2022
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	38,927,315	252,497,951	112,243,271	403,668,537	418,137,448	47,687,239	58,897,164	297,084,134	45,969,236	357,699,301
Options	69,919,242	742,316	1,005,959,367	1,076,620,925	1,130,172,099	632,194,437	320,970,425	123,456,063	1,002,730,257	73,890,668
Futures Contracts	1,525,199	-	222,748,675	224,273,874	287,984,278	145,245,540	22,700,853	56,327,481	224,273,874	-
Forward Contracts and Others	52,770,158	72,055,923	17,380,956	142,207,037	174,435,332	71,019,368	42,862,128	28,325,541	6,790,867	135,416,170

										Consolidated
										Notional
					By Counterparty			By Maturity		Trading Market
				12/31/2022	12/31/2021			12/31/2022		12/31/2022
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	38,927,315	252,497,951	117,003,076	408,428,342	422,001,798	52,447,044	58,897,164	297,084,134	45,969,236	362,459,106
Options	69,919,242	742,316	1,044,226,989	1,114,888,547	1,130,172,099	632,690,834	357,162,816	125,034,897	1,040,997,879	73,890,668
Futures Contracts	1,525,199	-	222,784,096	224,309,295	287,984,278	145,320,316	22,626,385	56,362,594	224,309,295	-
Forward Contracts and Others	52,770,158	72,055,923	17,380,956	142,207,037	174,435,332	71,019,368	42,862,128	28,325,541	6,790,867	135,416,170

(1)    Includes operations that have B3 S.A. as counterparty. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges.

(2)    Includes amounts traded on B3.

(3)    Comprises transactions that are included in registration chambers, in accordance with Bacen regulations.

IV) Hedge Accounting

The effectiveness calculated for the hedge portfolio complies with the provisions of Bacen Circular No. 3082/2002. The following accounting hedge structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of structures to protect against variations in market risk, in receipts and payments of interest related to assets and liabilities recognized.

The market risk hedge management methodology adopted by the Bank segregates transactions by risk factor (ex.: Real/Dollar exchange rate risk, pre-fixed interest rate risk in Reais, risk dollar exchange coupon, inflation risk, interest rate risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared with pre-established internal limits.

To protect the variation of market risk in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency Swaps + Coupon versus % CDI and Pre-Reais Interest Rate or contracts Dollar futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with the object of loan operations in foreign currency.

• The Bank has a portfolio of assets indexed to the Euro and traded in the Offshore branch. In the operation, the value of the asset in Euro will be converted into Dollar at the rate of the exchange contract for entering the operation. After the conversion, the principal amount of the operation, already expressed in dollars, will be corrected by a floating or pre-fixed rate. Assets will be hedged with Swap Cross Currency in order to transfer the risk in Euro to LIBOR + Coupon.

• The Bank has risk to the IPCA index generated by debentures in the available-for-sale securities portfolio. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a Hedge Accounting structure.

• The Bank has pre-fixed interest rate risk on liabilities through issuance of real estate letters of credit (LCI). To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting structure.

• The Bank has risk to the IPCA index generated by the issuance of Guaranteed Real Estate Bills. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a Hedge Accounting structure.

In market risk hedges, the results, both on hedging instruments and on objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes in exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

•         It contracts fixed asset swaps indexed to Dollar and liabilities in foreign currency and designates them as a hedging instrument in a Cash Flow Hedge structure, with the objective of foreign currency loan operations negotiated with third parties through offshore agencies and Brazilian foreign debt securities held to maturity.

•         It contracts Dollar futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in the available-for-sale securities portfolio.

•         Banco RCI Brasil S.A. has hedge operations whose purpose is funding with financial bills (LF), bills of exchange (LC) and interbank deposit certificates (CDI) indexed to CDI and uses interest rate swaps to make funding pre-fixed and have predictability about future cash flows.

In cash flow hedges, the effective portion of the change in the value of the hedging instrument is temporarily recognized in equity under the heading of equity valuation adjustments until the forecast transactions occur, at which point this portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of December 31, 2022 and December 31, 2021, no results were recorded for the ineffective portion.

								Bank
				12/31/2022				12/31/2021
Strategies	Accounting Value		Notional		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	436,812	485,842	461,499	437,702	84,937	82,563	559,396	551,710
Credit Operations Hedge	436,812	485,842	461,499	437,702	84,937	82,563	559,396	551,710
Futures Contracts	28,707,196	29,882,753	26,977,846	26,020,454	46,351,128	41,430,054	45,202,938	41,437,967
Credit Operations Hedge	13,597,509	12,137,751	10,529,915	11,451,502	2,738,830	2,836,150	2,521,938	2,850,589
Securities Hedge	3,178,926	3,971,751	3,787,939	3,971,751	43,612,299	38,593,904	42,680,999	38,587,378
Funding Hedge	11,930,761	13,773,251	12,659,992	10,597,201	-	-	-	-

Cash Flow Hedge
Futures Contracts	45,179,629	43,021,219	42,568,476	42,617,519	119,760,298	110,316,582	128,673,067	110,932,644
Credit Operations Hedge	14,899,280	14,094,417	12,251,307	14,039,535	30,167,942	27,965,018	28,659,545	28,542,862
Securities Hedge	20,288,248	17,475,300	18,375,905	17,126,826	79,293,570	71,320,756	89,837,000	71,320,781
Funding Hedge	9,992,101	11,451,502	11,941,264	11,451,158	10,298,786	11,030,809	10,176,522	11,069,000

								Consolidated
				12/31/2022				12/31/2021
Strategies	Accounting Value		Notional		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	436,812	485,842	461,499	437,702	84,937	82,563	559,396	551,710
Credit Operations Hedge	436,812	485,842	461,499	437,702	84,937	82,563	559,396	551,710
Futures Contracts	28,707,196	29,882,753	26,977,846	26,020,454	46,351,128	41,430,054	45,202,938	41,437,967
Credit Operations Hedge	13,597,509	12,137,751	10,529,915	11,451,502	2,738,830	2,836,150	2,521,938	2,850,589
Securities Hedge	3,178,926	3,971,751	3,787,939	3,971,751	43,612,299	38,593,904	42,680,999	38,587,378
Funding Hedge	11,930,761	13,773,251	12,659,992	10,597,201	-	-	-	-

Cash Flow Hedge
Swap Contracts	5,403,474	4,759,805	5,403,474	4,759,805	4,799,882	3,922,255	5,904,442	3,864,350
Funding Hedge	5,403,474	4,759,805	5,403,474	4,759,805	4,799,882	3,922,255	5,904,442	3,864,350
Futures Contracts	45,179,629	43,021,219	42,568,476	42,617,519	119,760,298	110,316,582	128,673,067	110,932,644
Credit Operations Hedge	14,899,280	14,094,417	12,251,307	14,039,535	30,167,942	27,965,018	28,659,545	28,542,862
Securities Hedge	20,288,248	17,475,300	18,375,905	17,126,826	79,293,570	71,320,756	89,837,000	71,320,781
Funding Hedge	9,992,101	11,451,502	11,941,264	11,451,158	10,298,786	11,030,809	10,176,522	11,069,000

(*) The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we show the liability position of the respective instruments. For structures whose instruments are futures, we show the notional balance, recorded in a memorandum account.

(1) Credit values refer to active operations and debt operations to passive operations.

				Bank					Consolidated
			12/31/2022	12/31/2021				12/31/2022	12/31/2021
	From 3 to	Over			Up to	From 3 to	Over
Strategies	12 Months	12 Months	Total	Total	3 Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Swap Contracts	-	437,702	437,702	84,767	-	-	437,702	437,702	84,767
Credit Operations Hedge	-	437,702	437,702	84,767	-	-	437,702	437,702	84,767
Futures Contracts	1,277,231	24,743,223	26,020,454	41,437,967	-	1,277,231	24,743,223	26,020,454	41,437,967
Credit Operations Hedge	-	11,451,502	11,451,502	2,850,589	-	-	11,451,502	11,451,502	2,850,589
Securities Hedge	1,277,231	2,694,520	3,971,751	38,587,378	-	1,277,231	2,694,520	3,971,751	38,587,378
Funding Hedge	-	10,597,201	10,597,201	-	-	-	10,597,201	10,597,201	-

Cash Flow Hedge
Swap Contracts	-	-	-	-	353,800	741,193	3,664,812	4,759,805	3,728,462
Funding Hedge	-	-	-	-	353,800	741,193	3,664,812	4,759,805	3,728,462
Futures Contracts	620,296	41,997,223	42,617,519	110,932,644	-	620,296	41,997,223	42,617,519	110,932,644
Credit Operations Hedge	-	14,039,535	14,039,535	28,542,862	-	-	14,039,535	14,039,535	28,542,862
Securities Hedge	620,296	16,506,530	17,126,826	71,320,781	-	620,296	16,506,530	17,126,826	71,320,781
Funding Hedge	-	11,451,158	11,451,158	11,069,000	-	-	11,451,158	11,451,158	11,069,000

In the Bank and in the Consolidated, the effect of the mark-to-market of swap contracts and future assets corresponds to a credit in the amount of R$80,847 (12/31/2021 - R$193,793) and is recorded in equity, net of tax effects , of which R$80,509 will be paid against revenue over the next twelve months.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives for the purpose of managing counterparty risk and meeting the demands of its customers, carrying out operations to buy and sell protection through credit default swaps and total return swaps, primarily related to bonds with Brazilian sovereign risk.

Total Return Swaps - TRS

These are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, in the event of a credit event, usually the buyer of the protection has the right to receive from the protection seller the equivalent of the difference between the discounted value and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps - CDS

They are credit derivatives where, in the event of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives remuneration for selling the protection.

Below, the composition of the Credit Derivatives portfolio shown by its notional value and effect on the calculation of Required Shareholders' Equity (PLE).

				Bank/Consolidated
				Valor Nominal
		12/31/2022		12/31/2021
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,725,358	-	3,984,392	-
Total	3,725,358	-	3,984,392	-

		12/31/2022		12/31/2021
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,725,358	3,725,358	3,984,392	3,984,392
Per Risk Classification: Below Investment Grade	3,725,358	3,725,358	3,984,392	3,984,392
Per Reference Entity: Brazilian Government	3,725,358	3,725,358	3,984,392	3,984,392

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Financial Literature of the Treasury - LFT	13,623,247	28,481,618	18,269,122	31,305,549
National Treasury Bills - LTN	1,694,357	1,015,470	3,291,246	3,751,223
National Treasury Notes - NTN	7,900,510	4,551,507	10,904,676	7,725,538
Total	23,218,114	34,048,594	32,465,044	42,782,310

7.       Interbank Accounts

The balance of the interfinancial relationships item is composed of earmarked credits represented mainly by deposits made with Bacen to fulfill the requirements of the compulsory on demand deposits, savings deposits and time deposits and for payments and receipts to be settled, represented by checks and other papers sent to the clearing and payment transactions (active and passive position).

8.       Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

a) Loan Portfolio

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Lending Operations	343,372,638	317,359,419	411,414,378	383,479,674
Loans and Discounted Titles	219,131,829	209,544,801	222,068,396	211,026,403
Financing	50,362,934	39,635,785	115,468,107	104,274,438
Rural and Agroindustrial - Financing	15,608,384	13,409,499	15,608,384	13,409,499
Real Estate Financing	58,269,491	54,769,334	58,269,491	54,769,334
Leasing Operations	-	-	2,920,719	2,695,952
Advances on Foreign Exchange Contracts (1)	6,019,522	6,380,642	6,019,522	6,380,642
Other Receivables (2)	66,001,113	66,841,237	69,398,431	70,101,593
Credits for Avals and Sureties Honored (Note 10.a.)	366,567	169,942	587,156	471,385
Income Receivable from Advances Granted and Financed Imports (Note 9)	125,214	131,244	125,214	131,244
Other Receivables – Other	65,509,332	66,540,051	68,686,061	69,498,964
Total	415,393,273	390,581,298	489,753,050	462,657,861

(1) Advances on foreign exchange contracts are classified as a reduction of other obligations.

(2) Debtors for purchase of securities and assets and securities and credits receivable (Note 12).

Sale or Transfer of Financial Assets

Pursuant to CMN Resolution No. 3,533/2008 and subsequent amendments, credit assignment operations with substantial retention of risks and benefits, started on January 1, 2012 to remain recorded in the loan portfolio. for operations assignment of credit carried out until December 31, 2011, regardless of the retention or substantial transfer of risks and benefits, the financial assets were written off from the record of the original transaction and the result was determined in the assignment appropriated to the period result.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and in the Consolidated, during the year ended December 31, 2022, credit assignment operations were carried out without co-obligation in the amount of R$9,598,823 - (12/31/2021 - R$13,255,965), being R$1,395,670 in Active Portfolio, generating a positive result of R$134,280 (12/31/2021 – R$195,649) and R$8,203,153 in Loss Portfolio. These amounts referred to operations, substantially, of loans and discounted securities, with no values of this amount with a Group company.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with co-obligation related to real estate financing in the amount of R$688,821, whose maturities will occur until October 2041. On December 31, 2022, the present value of assigned operations is R$32,647 - (12/31/2021- R$40,790).

These assignment operations were carried out with a co-obligation clause, with the compulsory repurchase being foreseen in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability, pursuant to CMN Resolution No. 3,401/2006; and

- Intervention contracts.

The value of the compulsory repurchase will be calculated by the debit balance of the credit duly updated on the date of the respective repurchase.

From the date of assignment, cash flows from assigned operations will be paid directly to the assigning entity.

b) Loan Portfolio by Maturity

b.1) Credit and Leasing Operations

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Overdue	10,010,890	8,046,212	11,365,501	9,111,771
Due to:
Up to 3 Months	51,112,801	48,840,796	60,419,997	57,901,539
From 3 to 12 Months	80,033,981	73,115,136	103,396,133	95,338,039
Over 12 Months	202,214,966	187,357,275	239,153,466	223,824,277
Total	343,372,638	317,359,419	414,335,097	386,175,626

b.2) Other Credits and Advances

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Overdue	379,244	558,326	471,443	740,219
Due to:
Up to 3 Months	44,440,153	46,699,791	45,553,123	47,788,649
From 3 to 12 Months	22,097,675	21,271,124	23,894,467	22,939,799
Over 12 Months	5,103,563	4,692,638	5,498,920	5,013,568
Total	72,020,635	73,221,879	75,417,953	76,482,235

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Private Sector	414,136,260	389,584,358	488,495,452	461,660,021
Industry	77,071,821	66,175,356	78,400,599	67,326,360
Commercial	49,695,023	46,914,290	55,942,928	52,116,991
Financial Institutions	1,964,768	1,409,948	1,490,891	1,139,660
Services and Other (1)	57,372,140	64,288,268	64,765,459	70,874,163
Individuals	222,713,048	206,057,453	282,525,830	265,381,454
Credit Cards	47,890,503	45,804,859	47,890,503	45,804,859
Mortgage Loans	56,263,363	52,992,797	56,263,363	52,992,797
Payroll Loans	58,550,295	52,303,502	58,550,295	52,303,502
Financing and Vehicles Lease	995,712	1,703,858	56,645,490	56,514,921
Others (2)	59,013,175	53,252,437	63,176,179	57,765,375
Agricultural	5,319,460	4,739,043	5,369,745	4,821,393
Public Sector	1,257,013	996,940	1,257,598	997,840
State	88,423	331,735	88,423	331,735
Municipal	1,168,590	665,205	1,169,175	666,105
Total	415,393,273	390,581,298	489,753,050	462,657,861

(1) Includes real estate credit activities to construction companies/developers (business plan), transportation, health and personal services, among others.

(2) Includes personal credit, overdraft, among others.

d) Loan Portfolio and Provision for Expected Losses Associated with Credit Risk Distributed by Corresponding Risk Levels

													Bank
							12/31/2022						12/31/2021
	%	Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	182,891,334	-	182,891,334	-	-	-	180,139,073	-	180,139,073	-	-	-
A	0.5%	111,655,015	-	111,655,015	558,275	6	558,281	104,992,054	-	104,992,054	524,960	2	524,962
B	1.0%	33,944,746	2,713,488	36,658,234	366,582	209	366,791	35,871,587	2,253,434	38,125,021	381,250	167	381,417
C	3.0%	28,690,898	2,437,240	31,128,138	933,844	1,831	935,675	29,029,189	2,798,938	31,828,127	954,844	1,899	956,743
D	10.0%	13,414,768	3,670,370	17,085,138	1,708,514	104,986	1,813,500	10,439,757	3,063,622	13,503,379	1,350,338	2,206,475	3,556,813
E	30.0%	7,184,838	3,145,705	10,330,543	3,099,163	119,771	3,218,934	2,346,953	2,301,009	4,647,962	1,394,389	757,194	2,151,583
F	50.0%	2,633,480	2,645,496	5,278,976	2,639,488	862,240	3,501,728	1,828,300	1,831,787	3,660,087	1,830,043	582,385	2,412,428
G	70.0%	2,721,163	2,546,902	5,268,065	3,687,645	1,202,336	4,889,981	1,865,631	1,570,929	3,436,560	2,405,590	643,556	3,049,146
H	100.0%	4,663,505	10,368,118	15,031,623	15,031,623	-	15,031,623	3,375,689	6,964,787	10,340,476	10,340,475	-	10,340,475
Total		387,799,747	27,527,319	415,327,066	28,025,134	2,291,379	30,316,513	369,888,233	20,784,506	390,672,739	19,181,889	4,191,678	23,373,567
Current							9,003,810						6,208,228
Long-Term							21,312,703						17,165,339

													Consolidated
							12/31/2022						12/31/2021
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	200,385,215	-	200,385,215	-	-	-	199,635,521	-	199,635,521	-	-	-
A	0.5%	148,370,146	3,081	148,373,227	741,866	6	741,872	138,688,667	2,090	138,690,757	693,454	-	693,454
B	1.0%	41,821,551	4,552,974	46,374,525	463,745	209	463,954	44,189,990	3,890,801	48,080,791	480,808	167	480,975
C	3.0%	30,787,777	4,154,955	34,942,732	1,048,282	1,831	1,050,113	31,313,221	4,196,290	35,509,511	1,065,285	1,899	1,067,184
D	10.0%	14,209,145	4,683,498	18,892,643	1,889,264	104,991	1,994,255	11,009,408	3,847,376	14,856,784	1,485,678	2,245,960	3,731,638
E	30.0%	7,385,922	3,857,417	11,243,339	3,373,002	119,771	3,492,773	2,633,675	2,896,095	5,529,770	1,658,931	887,864	2,546,795
F	50.0%	2,920,740	3,244,118	6,164,858	3,082,429	862,240	3,944,669	1,936,705	2,275,793	4,212,498	2,106,249	690,148	2,796,397
G	70.0%	2,807,941	3,015,922	5,823,863	4,076,704	1,202,336	5,279,040	2,031,334	1,916,832	3,948,166	2,763,716	765,637	3,529,353
H	100.0%	5,021,018	12,465,423	17,486,441	17,486,441	-	17,486,441	3,690,054	8,595,444	12,285,498	12,285,498	-	12,285,498
Total		453,709,455	35,977,388	489,686,843	32,161,733	2,291,384	34,453,117	435,128,575	27,620,721	462,749,296	22,539,619	4,591,675	27,131,294
Current							10,656,597						7,706,994
Long-Term							23,796,520						19,424,300

(1) Includes installments falling due and overdue.

(2) The additional provision is set up based mainly on the expected realization of the loan portfolio, in addition to the minimum required by current regulations.

(3) In the Bank and in the Consolidated, the total loan portfolio includes the amount of R$ 66,207 - (12/31/2021 – R$ 91,435), referring to the adjustment to market value of the loan operations that are subject to protection, recorded in accordance with article 5 of Bacen Circular Letter 3624 of December 26, 2013 and which are not included in the note on risk levels.

Emergency Employment Support Program (PESE)

Pursuant to CMN Resolution No. 4,846/20, we demonstrate below the operations related to the Emergency Support Program a Jobs (PESE), classified by risk level and together with the amount of the provision constituted for each risk level:

					Bank/Consolidated
			12/31/2022		12/31/2021
Risk Level	% Minimun Allowance Required	Assets	Allowance (1) Required	Assets	Allowance Required (1)
AA	0.0%	5,990	-	9,132	-
A	0.5%	152,344	114	401,095	301
B	1.0%	62,462	94	276,818	415
C	3.0%	91,149	410	285,783	1,286
D	10.0%	82,236	1,234	165,099	2,476
E	30.0%	7,974	359	15,153	682
F	50.0%	4,398	330	19,682	1,476
G	70.0%	4,212	442	15,714	1,650
H	100.0%	285,143	8,487	120,077	18,011
Total		695,908	11,470	1,308,553	26,297

(1) Balance of the provision constituted on the portion of the credit risked by Banco Santander (Brasil) S.A.

e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Opening Balance	23,373,567	21,835,445	27,131,294	25,067,489
Allowances Recognized	20,819,824	12,580,038	24,805,825	15,356,108
Write-offs	(13,876,878)	(11,041,916)	(17,484,002)	(13,292,303)
Closing Balance	30,316,513	23,373,567	34,453,117	27,131,294
Recoveries Credits	2,382,789	3,005,852	3,010,301	3,422,116

f) Renegotiated Credits

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Renegotiated Credits	32,020,885	20,005,822	36,922,114	23,634,268
Allowance for Loan Losses	(16,382,264)	(10,100,946)	(18,050,001)	(11,120,588)
Percentage of Coverage on Renegotiated Credits	51.2%	50.5%	48.9%	47.1%

g) Loan Portfolio Concentration

				Consolidated
		12/31/2022		12/31/2021
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	7,664,790	1.2%	6,767,732	1.4%
10 Largest	45,301,948	7.1%	40,864,829	7.5%
20 Largest	67,455,138	10.6%	60,535,018	11.2%
50 Largest	106,339,412	16.7%	93,411,357	17.6%
100 Largest	140,646,054	22.1%	124,364,929	23.1%

(1) Includes as installments of credit to be released for builders/developers.

(2) Refers to the position of debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to derivatives credit risk.

9. Exchange Portfolio

	Bank/Consolidated
	12/31/2022	12/31/2021
Assets
Rights to Foreign Exchange Sold	59,206,385	25,885,822
Exchange Purchased Pending Settlement	37,956,916	38,311,762
Advances in Local Currency	(428,837)	(138,651)
Income Receivable from Advances and Importing Financing (Note 8.a)	125,214	131,244
Currency and Documents Term Foreign Currency	-	2,752
Total	96,859,678	64,192,929
Liabilities
Exchange Sold Pending Settlement	70,558,496	34,822,053
Foreign Exchange Purchased	26,956,254	29,117,239
Advances on Foreign Exchange Contracts (Note 8.a)	(6,019,522)	(6,380,642)
Others	129	141
Total	91,495,357	57,558,791

Memorandum Accounts
Outstanding Import Credits – Foreign Currency	1,192,865	2,433,568
Confirmed Export Credits – Foreign Currency	42,803	288,822

10. Other Financial Assets

a)  Other Financial Assets

		Bank
	12/31/2022	12/31/2021
	Total	Total
Exchange Portfolio	96,859,678	64,192,929
Trading and Intermediation of Values	3,026,543	5,625,242
Interbank Accounts	95,324,074	87,981,008
Credits for Avals and Sureties Honored (Note 8.a.)	366,567	169,942
Total	195,576,862	157,969,121

Current	188,955,414	149,591,910
Non-Current	6,621,448	8,377,211

		Consolidated
	12/31/2022	12/31/2021
Exchange Portfolio	96,859,678	64,192,929
Trading and Intermediation of Values	4,740,568	6,723,764
Interbank Accounts	95,643,095	88,376,555
Credits for Avals and Sureties Honored (Note 8.a.)	587,156	471,385
Total	197,830,497	159,764,633

Current	189,292,202	149,081,133
Non-Current	8,538,295	10,683,500

b) Securities Trading and Brokerage

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Assets
Financial Assets and Pending Settlement Transactions	1,041,678	1,521,217	2,355,283	1,897,317
Clearinghouse Transactions	825	1,750	155,875	3,170
Debtors Pending Settlement	44,359	39,216	208,731	718,223
Stock Exchanges - Guarantee Deposits	788,772	3,095,211	794,071	3,099,913
Others (1)	1,150,909	967,848	1,226,608	1,005,141
Total	3,026,543	5,625,242	4,740,568	6,723,764
Liabilities
Financial Assets and Pending Settlement Transactions	184,518	2,940,343	604,413	3,247,435
Creditors Pending Settlement	8,891	6,717	456,675	150,476
Creditors for Loan of Shares	-	-	262,299	448,390
Clearinghouse Transactions	-	-	10,027	332,350
Records and Settlement	3,150	2,766	5,006	3,685
Others	-	-	4,338	327
Total	196,559	2,949,826	1,342,758	4,182,663

(1) Refers to deposits made as collateral for derivative transactions carried out with clients in the over-the-counter market.

11. Tax Assets and Liabilities

a) Current and Deferred Tax Assets

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Deferred Tax Liabilities	36,197,741	33,173,550	41,433,846	37,958,070
Recoverable Income Tax	-	-	123	-
Current Tax Liabilities	6,950,948	3,947,012	7,814,911	4,495,200
Total	43,148,689	37,120,562	49,248,880	42,453,270

Current	1,665,246	1,353,477	2,058,938	1,163,283
Non-Current	41,483,443	35,767,085	47,189,942	41,289,987

b) Deferred Tax Assets

b.1) Nature and Origin of Recorded Deferred Tax Assets

	Origins					Bank
			Balances on			Balances on
	12/31/2022	12/31/2021	12/31/2021	Recognition	Realization	12/31/2022
Allowance for Loan Losses	41,051,027	32,151,456	14,468,155	8,974,835	(4,970,028)	18,472,962
Reserve for Legal and Administrative Proceedings - Civil	3,046,138	4,323,509	1,945,580	627,163	(1,201,981)	1,370,762
Reserve for Tax Risks and Legal Obligations	4,071,755	3,689,060	1,623,796	334,876	(142,681)	1,815,991
Reserve for Legal and Administrative Proceedings - Labor	5,705,662	5,587,123	2,514,206	966,898	(913,555)	2,567,549
Agio	104,996	109,248	49,162	-	(1,913)	47,249
Adjustment to Fair Value of Trading Securities and Derivatives	4,109,331	8,081,267	1,562,878	4,863,147	(5,455,520)	970,505
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	3,852,868	8,727,582	2,124,709	763,523	(1,055,905)	1,832,327
Accrual for Pension Plan (2)	807,816	1,769,948	796,476	131,517	(564,477)	363,516
Profit Sharing, Bonuses and Personnel Gratuities	1,371,650	1,226,774	529,182	861,087	(807,690)	582,579
Other Temporary Provisions (3)	6,586,452	6,935,677	3,022,850	1,916,503	(2,053,075)	2,886,278
Total Tax Credits on Temporary Differences	70,707,695	72,601,644	28,636,994	19,439,549	(17,166,825)	30,909,718
Tax Losses and Negative Social Contribution Bases	11,991,403	10,144,740	4,536,556	751,467	-	5,288,023
Balance of Recorded Deferred Tax Assets	82,699,098	82,746,384	33,173,550	20,191,016	(17,166,825)	36,197,741

	Origins					Consolidated
			Balances on			Balances on
	12/31/2022	12/31/2021	12/31/2021	Recognition	Realization	12/31/2022
Allowance for Loan Losses	46,424,164	38,547,733	17,036,391	10,539,173	(6,918,849)	20,656,715
Reserve for Legal and Administrative Proceedings - Civil	3,269,192	4,590,834	2,046,045	697,887	(1,284,328)	1,459,604
Reserve for Tax Risks and Legal Obligations	6,537,257	6,028,067	2,537,729	414,670	(165,247)	2,787,152
Reserve for Legal and Administrative Proceedings - Labor	6,061,942	5,972,720	2,655,871	1,055,501	(1,009,241)	2,702,131
Agio	104,996	109,248	49,162	-	(1,914)	47,248
Adjustment to Fair Value of Trading Securities and Derivatives	5,907,702	8,196,778	1,609,048	5,488,148	(5,455,597)	1,641,599
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	4,671,260	10,748,333	2,471,319	939,116	(1,233,889)	2,176,546
Accrual for Pension Plan (2)	813,783	1,793,709	804,555	133,178	(572,187)	365,546
Profit Sharing, Bonuses and Personnel Gratuities	1,655,350	1,432,705	599,768	963,861	(884,521)	679,108
Other Temporary Provisions (3)	7,889,600	7,602,125	3,392,198	2,333,231	(2,328,269)	3,397,160
Total Tax Credits on Temporary Differences	83,335,246	85,022,252	33,202,086	22,564,765	(19,854,042)	35,912,809
Tax Losses and Negative Social Contribution Bases	12,193,732	10,295,706	4,755,984	798,776	(33,723)	5,521,037
Balance of Recorded Deferred Tax Assets	95,528,978	95,317,958	37,958,070	23,363,541	(19,887,765)	41,433,846

(1) Includes Deferred Tax Assets from IRPJ, CSLL, PIS and COFINS.

(2) Includes Deferred Tax Assets from IRPJ and CSLL, on employee benefit plan adjustments.

(3) Comprised mainly of provisions of an administrative nature.

On December 31, 2022, tax credits not activated totaled R$100,042 (12/31/2021 – R$90,574) in the Consolidated.

The accounting record of Deferred Tax Assets in the financial statements of Santander Brasil was carried out at the rates applicable to the period foreseen for their realization and is based on the projection of future results and in a technical study prepared under the terms of CMN Resolution No. 4,842/2020 and BCB Resolution No. 15

b.2) Expected Realization of Recorded Tax Credits

					Bank
					12/31/2022
	Temporary Differences			Tax Loss - Carryforwards	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2023	5,811,374	4,681,220	74,048	17,886	10,584,528
2024	4,940,114	3,972,781	74,048	8,292	8,995,235
2025	4,861,857	3,910,174	74,048	820,055	9,666,134
2026	681,915	545,521	74,048	-	1,301,484
2027	318,143	254,503	74,048	-	646,694
2028 a 2032	312,153	249,723	-	4,441,790	5,003,666
Total	16,925,556	13,613,922	370,240	5,288,023	36,197,741

					Consolidated
					12/31/2022
	Temporary Differences			Tax Loss - Carryforwards	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2023	7,116,152	5,463,476	95,292	94,081	12,769,001
2024	5,647,568	4,393,571	95,292	110,376	10,246,807
2025	5,517,241	4,302,457	95,292	850,688	10,765,678
2026	871,107	649,861	95,163	5,097	1,621,228
2027	554,979	336,868	95,163	4,029	991,039
2028 a 2032	324,344	258,983	-	4,456,766	5,040,093
Total	20,031,391	15,405,216	476,202	5,521,037	41,433,846

Due to the existing differences between the accounting, tax and corporate criteria, the expected realization of deferred tax assets considers the tax legislation in force in each period and should not be taken as an indication of the value of future results.

Based on CMN Resolution 4,818/2020 and BCB Resolution 2/2020, Deferred Tax Assets must be fully presented in the long term, for balance sheet purposes.

b.3) Present Value of Deferred Tax Assets

The present value of the deferred tax assets recorded is R$30,133,710 (12/31/2021 - R$31,575,967) in the Bank and R$34,736,464 (12/31/2021 - R$36,110,693) in the Consolidated, calculated from according to the expected realization of temporary differences, tax losses, negative CSLL bases and the average funding rate, projected for the corresponding periods.

c) Current and Deferred Tax Liabilities

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Deferred Tax Liabilities	3,332,472	2,030,169	4,882,782	2,708,477
Provision for Taxes and Contributions on Income	276,153	174,588	1,400,466	1,339,495
Taxes Payable	708,051	765,882	1,039,278	1,034,873
Total	4,316,676	2,970,639	7,322,526	5,082,845

Current	944,975	940,470	2,399,755	2,374,368
Non-Current	3,371,701	2,030,169	4,922,771	2,708,477

c.1) Nature and Origin of Deferred Tax Liabilities

	Origins					Bank
			Balances on			Balances on
	12/31/2022	12/31/2021	12/31/2021	Recognition	Realization	12/31/2022
Adjustment to Fair Value of Trading Securities and Derivatives	5,032,922	638,141	155,353	10,618,581	(8,380,403)	2,393,531
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,731,899	7,259,029	1,767,194	287,868	(1,227,944)	827,118
Excess Depreciation of Leased Assets	21,335	21,438	5,360	-	(26)	5,334
Others	237,053	227,660	102,262	4,227	-	106,489
Total	7,023,209	8,146,268	2,030,169	10,910,676	(9,608,373)	3,332,472

	Origins					Consolidated
			Balances on			Balances on
	12/31/2022	12/31/2021	12/31/2021	Recognition	Realization	12/31/2022
Adjustment to Fair Value of Trading Securities and Derivatives	7,119,023	1,630,907	383,698	11,268,359	(8,485,665)	3,166,392
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	2,335,569	7,646,179	1,788,454	601,161	(1,288,030)	1,101,585
Excess Depreciation of Leased Assets	1,610,971	1,343,391	335,784	104,534	(37,575)	402,743
Others	503,655	476,538	200,541	20,271	(8,750)	212,062
Total	11,569,218	11,097,015	2,708,477	11,994,325	(9,820,020)	4,882,782

(1) Includes IRPJ, CSLL, PIS and Cofins

c.2) Expected Realization of Deferred Tax Liabilities

				Bank
				12/31/2022
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2023	330,603	263,041	62,913	656,557
2024	330,603	263,041	62,913	656,557
2025	330,603	263,041	62,913	656,557
2026	328,825	263,041	62,913	654,779
2027	328,825	263,041	62,913	654,779
2028 a 2032	29,631	23,612	-	53,243
Total	1,679,090	1,338,817	314,565	3,332,472

				Consolidated
				12/31/2022
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2023	660,753	334,146	85,107	1,080,006
2024	673,104	338,593	85,107	1,096,804
2025	492,979	334,146	85,107	912,232
2026	464,042	318,435	83,309	865,786
2027	464,042	318,435	83,309	865,786
2028 a 2032	36,039	26,129	-	62,168
Total	2,790,959	1,669,884	421,939	4,882,782

d) Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Income Before Taxes on Income and Profit Sharing	12,888,608	21,216,882	17,297,797	23,671,563
Profit Sharing (1)	(1,938,115)	(1,860,596)	(2,222,015)	(2,059,673)
Unrealized Income	-	-	(176)	(142)
Income Before Taxes	10,950,493	19,356,286	15,075,606	21,611,748
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (3)	(4,927,722)	(9,678,143)	(6,825,273)	(10,805,874)
Equity in Subsidiaries (2)	2,689,799	1,838,324	(6,889)	34,697
Nondeductible Expenses, Net of Non-Taxable Income	814,609	(221,023)	1,171,504	(230,261)
Interest on Equity	2,359,306	1,810,797	2,404,610	1,854,422
Exchange Variation - Foreign Branches	-	768,902	-	768,902
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	691,037	264,650	302,404	264,191
Effect of CSLL Rate Increase (3)	-	553,901	716,350	1,196,504
Other Adjustments, Including Profits Provided Abroad	(218,997)	301,814	(88,943)	414,194
Income and Social Contribution Taxes	1,408,032	(4,360,778)	(2,326,237)	(6,503,225)
Current Taxes	(106,875)	(2,161,881)	(3,268,848)	(4,653,737)
Income tax and social contribution for the year	(106,875)	(2,161,881)	(3,268,848)	(4,653,737)
Deferred Taxes	763,439	(1,328,439)	169,063	(895,292)
Constitution / realization in the period on temporary additions and exclusions - Result	763,439	(1,328,439)	169,063	(895,292)
Use of opening balances of:	-	(870,458)	20,545	(953,457)
Negative social contribution base	-	(375,801)	29,297	(380,409)
Tax loss	-	(494,657)	(8,752)	(573,048)
Constitution in the period on:	751,468	-	753,003	(739)
Negative social contribution base	369,333	-	370,039	(284)
Tax loss	382,135	-	382,964	(455)
Total deferred taxes	1,514,907	(2,198,897)	942,611	(1,849,488)
Income tax and social contribution	1,408,032	(4,360,778)	(2,326,237)	(6,503,225)

(1) The calculation basis is net income, after income tax and social contribution.

(2) Interest on shareholders' equity received and receivable is not included in the income from investments in affiliates and subsidiaries.

(3) In 2021, Law No. 14,183/2021 increased the rate for financial companies from 15% to 20% and for banks from 20% to 25% from July to December 2021. In 2022, CSLL was increased by 15% to 16% for Financial companies and from 20% to 21% from August to December 2022, in accordance with Law 14,446/22. Financial companies) and 21% (Banks). In addition to the recurring events shown in this line, the relative values of the judgment of Theme 962 by the Federal Supreme Court (STF) were also recognized, the non-incidence of IRPJ and CSLL on the amounts related to the Selic rate of repetition of tax overpayment.

Exchange Hedge of Grand Cayman Agency, Luxembourg Agency

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are mainly used to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its clients for foreign trade financing and working capital.

To cover the exposure to exchange variations, the Bank uses derivatives and funding. According to Brazilian tax rules, the gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments were not taxable, but as of January 2021 they became taxable or deductible for IR/CSLL purposes, while gains or losses from derivatives used as hedging are taxable or deductible. The purpose of these derivatives is to protect the net income after tax.

Law 14,031, of July 28, 2020, determined that as of January 2021, 50% of the exchange rate variation of investments in the abroad must be computed in the determination of the real profit and in the calculation basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country. As of 2022, the exchange variation will be fully computed on the basis taxable income from IRPJ and CSLL.

The different tax treatment of such exchange differences results in volatility in "Income from Operations before Taxation" and in the "Income Taxes" heading. Below are the effects of the transactions carried out, as well as the total effect of the currency hedge for the exercise ended December 31, 2022 and 2021:

In Reais Millions	01/01 to 12/31/2022	01/01 to 12/31/2021
Financial Operations
Income generated as a result of exchange variations on the Bank's investment in the Cayman Branch, Luxembourg	(2,644)	3,862
Result generated by derivative contracts used as hedge	2,773	(6,374)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	(129)	275
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	-	2,237

e) Tax Expenses

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Cofins (Contribution for Social Security Financing)	2,171,376	2,101,852	3,098,441	2,867,884
ISS (Tax on Services)	621,822	639,152	812,849	825,008
PIS (Tax on Revenue)	352,849	341,551	546,630	488,354
Others	390,810	289,077	554,202	349,781
Total	3,536,857	3,371,632	5,012,122	4,531,027

12.   Other Assets

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Notes and Credits Receivable
Credit Cards	38,799,284	38,697,565	38,799,284	38,697,565
Receivables (1)	26,052,723	27,228,813	31,761,056	31,770,716
Escrow Deposits for:
Tax Claims	5,416,291	5,481,136	7,284,567	7,258,166
Labor Claims	1,643,491	1,648,343	1,760,965	1,752,187
Others - Civil	723,830	1,096,701	903,062	1,286,274
Contract Guarantees - Former Controlling Stockholders (Note 20.f)	496	496	496	496
Reimbursable Payments	133,949	178,077	149,153	192,562
Salary Advances/Others	87,632	199,212	1,909,304	856,579
Employee Benefit Plan (Note 29.a)	235,377	231,100	292,770	287,809
Debtors for Purchase of Assets	525,978	551,756	646,886	602,780
Receivable from Affiliates	29,862	38,827	256,384	242,217
Income Receivable	2,934,909	3,077,494	2,608,540	3,110,771
Other Values and Assets	1,774,655	1,361,411	1,990,836	1,552,099
Others (2)	5,435,171	2,081,481	7,382,926	2,755,980
Total	83,793,648	81,872,412	95,746,229	90,366,201

Current	69,993,173	67,383,339	79,362,666	73,005,988
Non-Current	13,800,475	14,489,073	16,383,563	17,360,213

(1)    Consists of operations with credit assignment characteristics, substantially consisting of "Confirming" operations with people legal entities subject to credit risk and analysis of expected losses associated with credit risk by segment, in accordance with risk policies from the bank.

(2)    In the periods ended December 31, 2022 and 2021, it mainly includes outstanding balances of Credit Rights Funds (FIDC) listed in the Explanatory Note Scope of Consolidation (Note 14).

13.   Dependences Information and Foreign Subsidiary

Branches:

Grand Cayman Branch (Cayman Branch)

The Grand Cayman Branch is licensed under the Banks and Trust Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently involved in the funding business resources in the international banking and capital markets to provide lines of credit for Banco Santander, which are then extended to Banco Santander customers for working capital and foreign trade financing. She also takes deposits in foreign currency of corporate customers and individuals and grants credit to Brazilian and foreign customers, fundamentally to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from Bacen to set up a branch in Luxembourg, with capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable taxation and that allows for the expansion of the funding capacity. THE opening of the branch was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the capital reduction of the Cayman Branch in the equivalent amount, the amount of US$1 billion was allocated to the outstanding share capital of Luxembourg agency.

Subsidiary:

The summarized financial positions of the branches and subsidiary abroad, translated at the exchange rate prevailing on the balance sheet date included in the financial statements comprise the following positions (without elimination of transactions with related parties):

		Grand Cayman Branch (1)			Luxembourg Branch (1)

	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Period result	677,586	1,713,577	2,206,018	692,699	1,027,299	715,212

(1)  The functional currency is Real.

14.   Investments in Affiliates and Subsidiaries Subsidiary

a)            Consolidation Perimeter

		Quantity of Shares or Quotas Owned (in Thousands)			12/31/2022
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	50,159	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Ben Benefícios e Serviços Instituição de Pagamentos S.A.(BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A. (GIRA)	Tecnology	381	-	80.00%	80.00%
Liderança Serviços Especializados em Cobranças Ltda.	Collection and Recover of Credit Management	257,306	-	100.00%	100.00%
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	31,857	-	100.00%	100.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	575,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
SX Tools Soluções e Serviços Compartilhados LTDA	Financial	192,000	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA Finance Brasil S.A. (Banco PSA)	Bank	105	-	50.00%	50.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	50.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A. (Solution 4Fleet)	Other Activities	328	-	80.00%	80.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Leasing	461	-	100.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	100.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	100.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	Other Activities	3,808	-	0.00%	90.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda. (Toro CTVM)	Broker	21,726	-	0.00%	63.00%
Toro Investimentos S.A.	Broker	44,101	-	0.00%	14.78%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Broker	228,461	-	0.00%	76.55%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	22,452	-	0.00%	50.00%
Controlled by Toro Investimentos S.A.
Monetus Investimentos S.A.	Other Activities	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia Ltda.	Other Activities	1,122,000	-	0.00%	100.00%
Controlled by Mobills Labs Soluções em Tecnologia Ltda.
Mob Soluções em Tecnologia Ltda.	Other Activities	20	-	0.00%	100.00%
Controlled by Monetus Investimentos S.A.
Mobills Corretora De Seguros Ltda.	Other Activities	510	-	0.00%	100.00%

		Quantity of Shares or Quotas Owned (in Thousands)			12/31/2022
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Jointly Controlled Companies by Banco Santander
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	5,076	1,736	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito)	Credit Bureau	8,144	1,756	15.56%	15.56%
CIP S.A.	Other Activities	9,114	-	17.87%	17.87%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A.	Other Activities	425,126,827	-	0.00%	70.00%
Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	68,771	0.00%	18.98%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros)	Insurance Broker	450	-	0.00%	50.00%
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1,000	-	0.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	Other Activities	22,454	-	0.00%	20.00%
Jointly Controlled Companies by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	23,243	-	0.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Other Activities	6,591	-	0.00%	66.67%
Jointly Controlled Companies by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	542,004	-	0.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	1,000	-	0.00%	100.00%
Jointly Controlled Companies by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	0.00%	100.00%

Consolidated Investment Funds

• Santander Fundo de Investimento Amazonas Multimercado Private Credit for Investment Abroad (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Private Credit for Investment Abroad (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Private Credit for Investment Abroad (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander Paraty QIF PLC (Santander Paraty) (4);

• Sale of Vehicles Credit Rights Investment Fund (Sale of FIDC Vehicles) (1);

• Prime 16 – Real Estate Investment Fund (current name of BRL V - Real Estate Investment Fund - FII) (2);

• Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (3);

• Multisegment Credit Rights Investment Fund NPL Ipanema VI - Non-Standardized (Ipanema Investment Fund NPL VI) (4);

• Santander Hermes Multimercado Private Credit Infrastructure Investment Fund;

• Wholesale Credit Rights Investment Fund – Non-Standardized;

• Atual - Multimarket Investment Fund Private Credit Investment Abroad (5); and

• Verbena FCVS - Credit Rights Investment Fund (6).

• Credit Rights Investment Fund – Getnet (7).

• Santander Flex Credit Rights Investment Fund (8); and

• San Crédito Estruturados - Investment Fund in Non-Standardized Credit Rights (8).

(1) Renault automaker (an entity not belonging to the Santander Conglomerate) sells its trade notes to the Fund. This Fund exclusively buys duplicates from the automaker Renault. In turn, Banco RCI Brasil S.A. holds 100% of its subordinated shares.

(2) Banco Santander was the creditor of certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of the properties in guarantee to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, through payment of the aforementioned credit operations.

(3) Banco Santander, through its subsidiaries, owns the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, both of which are fully consolidated in their Consolidated Financial Statements. Santander Paraty does not have its own equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(4) Atual Serviços de Recovery de Créditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Créditos Financeiros), a company that acquired certain credit operations from Banco Santander (overdue for more than 360 days) and controlled by Banco Santander, holds 100% of the shares of this fund.

(5) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recovery de Créditos e Meios Digitais S.A.

(6) This fund was consolidated in February 2021, controlled by Banco Santander, which holds 100% of the shares in this fund.

(7) This fund started to be consolidated in June 2022 and is controlled through Aymoré CFI, it holds 100% of the shares of this fund.

(8) This fund became consolidated in November 2022 and is controlled by Return Capital Serviços de Recuperação de Crédito S.A., which holds 100% of the shares in this fund.

b)    Composition of Investments

						Bank
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	12/31/2022	01/01 to 12/31/2022	12/31/2022	12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Controlled by Banco Santander
Santander Leasing	11,664,349	568,024	11,664,349	11,172,028	568,024	323,537
Banco Bandepe S.A.	-	-	-	-	-	36,530
Santander Brasil EFC	-	-	-	-	-	(35,574)
Santander Corretora de Seguros	5,999,700	1,413,020	6,008,296	4,609,417	1,418,050	1,048,878
Getnet S.A.	-	-	-	-	-	56,220
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (1)	-	202,266	-	2,690,379	202,266	116,249
Aymoré CFI	43,647,927	1,760,953	43,647,927	2,305,203	1,760,954	1,012,268
Sancap	1,203,326	631,867	1,203,326	992,882	630,564	248,077
Santander CCVM	925,558	124,907	925,557	807,096	124,907	85,023
Banco RCI Brasil S.A.	1,426,353	211,111	568,985	608,156	84,214	62,812
Santander Brasil Consórcio	1,449,725	435,745	1,449,725	1,013,980	435,745	336,785
CIP S.A.	2,280,028	283,194	407,441	-	50,606	-
Return Capital Serviços de Recuperação de Créditos S.A.	6,457,613	69,685	6,457,613	-	48,546	-
Liderança Serviços Especializados em Cobranças Ltda.	264,141	4,695	264,141	-	(2,886)	-
SX Tools Soluções e Serviços Compartilhados LTDA	196,749	7,198	196,749	-	7,198	-
Esfera Fidelidade S.A.	1,332,438	619,011	1,332,438	719,417	619,011	266,370
Others	1,398,612	(7,619)	1,169,883	1,040,358	30,132	119,472
Total	78,246,519	6,324,057	75,296,430	25,958,916	5,977,331	3,676,647

						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	12/31/2022	01/01 to 12/31/2022	12/31/2022	12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	954,772	60,800	181,216	169,676	11,540	45,752
Gestora de Crédito	307,950	(66,823)	61,590	13,522	(13,365)	(14,419)
Webmotors S.A.	309,516	74,407	216,662	189,317	52,085	45,816
EBP	6,710	390	745	1,258	43	(15)
Solution 4Fleet	-	-	-	11,603	-	(2,142)
Santander Auto	61,556	25,088	30,778	21,262	12,544	6,115
Hyundai Corretora de Seguros Ltda.	2,508	(12)	1,254	1,260	(6)	216
PSA Corretora	1,081	2,041	540	540	1,021	48
CIP S.A.	2,280,028	283,194	407,441	-	50,607	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	212,814	2,482	42,563	-	496	-
Others	-	-	-	255	-	(11,975)
Total	4,136,935	381,567	942,789	408,693	114,965	69,396

(1) Fully spun off, with its equity absorbed by both of its direct subsidiaries, Return Capital S.A. (“Return”) and Leadership Serviços                               Especializados em Cobrança Ltda. (“Liderança”), see Note 31.

15.   Fixed Assets

				Bank
			12/31/2022	12/31/2021
	Cost	Depreciation	Net	Net
Real Estate	2,425,172	(951,895)	1,473,277	1,546,882
Land	629,138	-	629,138	640,772
Buildings	1,796,034	(951,895)	844,139	906,110
Others Fixed Assets	13,604,298	(9,365,300)	4,238,998	4,519,804
Installations, Furniture and Equipment	5,747,634	(3,848,098)	1,899,536	1,982,893
Data Processing Equipment	2,537,400	(1,703,794)	833,606	927,367
Leasehold Improvements	4,330,347	(3,187,311)	1,143,036	1,271,430
Security and Communication Equipment	919,358	(600,926)	318,432	282,965
Others	69,559	(25,171)	44,388	55,149
Total	16,029,470	(10,317,195)	5,712,275	6,066,686

				Consolidated
			12/31/2022	12/31/2021
	Cost	Depreciation	Net	Net
Real Estate	2,711,940	(1,023,637)	1,688,303	1,774,302
Land	698,906	-	698,906	712,200
Buildings	2,013,034	(1,023,637)	989,397	1,062,102
Others Fixed Assets	13,923,997	(9,497,247)	4,426,750	4,610,046
Installations, Furniture and Equipment	5,824,735	(3,880,750)	1,943,985	1,983,785
Data Processing Equipment	2,635,567	(1,718,489)	917,078	951,003
Leasehold Improvements	4,450,016	(3,268,340)	1,181,676	1,316,232
Security and Communication Equipment	923,401	(604,374)	319,027	283,684
Others	90,278	(25,294)	64,984	75,342
Total	16,635,937	(10,520,884)	6,115,053	6,384,348

16.   Intangibles

				Bank
			12/31/2022	12/31/2021
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,220,515	(26,717,730)	502,785	702,497
Other Intangible Assets	12,311,516	(6,499,159)	5,812,357	4,568,941
Acquisition and Development of Software	7,856,265	(4,513,702)	3,342,563	2,711,778
Exclusivity Contracts for Provision of Banking Services	4,281,871	(1,853,385)	2,428,486	1,792,934
Others	173,380	(132,072)	41,308	64,229
Total	39,532,031	(33,216,889)	6,315,142	5,271,438

				Consolidated
			12/31/2022	12/31/2021
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	28,292,002	(27,036,037)	1,255,965	1,434,721
Other Intangible Assets	12,810,585	(6,774,410)	6,036,176	4,687,979
Acquisition and Development of Software	8,333,226	(4,757,051)	3,576,175	2,845,136
Exclusivity Contracts for Provision of Banking Services	4,281,872	(1,853,385)	2,428,487	1,792,935
Others	195,488	(163,974)	31,514	49,908
Total	41,102,587	(33,810,447)	7,292,141	6,122,700

(*) For the exercise ended December 31, 2022, there was no impairment.

17. Funding

a) Opening of Equity Accounts

						Bank
					12/31/2022	12/31/2021
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	95,814,154	102,763,606	100,809,203	122,526,177	421,913,140	406,882,409
Demand Deposits	35,548,256	-	-	-	35,548,256	40,776,429
Savings Deposits	60,204,483	-	-	-	60,204,483	65,220,066
Interbank Deposits	-	2,247,316	3,322,210	230,841	5,800,367	5,621,237
Time Deposits (1)	61,415	100,516,290	97,486,993	122,295,336	320,360,034	295,264,677
Money Market Funding	-	21,053,999	2,735,011	93,179,916	116,968,926	100,870,087
Own Portfolio	-	17,850,738	87,949	41,603,586	59,542,273	75,114,059
Government Securities	-	510,939	53,816	41,597,960	42,162,715	61,635,928
Others	-	17,339,799	34,133	5,626	17,379,558	13,478,131
Third Parties	-	-	-	31,905,978	31,905,978	6,859,710
Linked to Trading Portfolio Operations	-	3,203,261	2,647,062	19,670,352	25,520,675	18,896,318
Funds from Acceptance and Issuance of Securities	-	14,971,170	40,218,240	92,686,125	147,875,535	115,842,979
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	10,857,263	34,250,912	55,336,557	100,444,732	73,517,897
Real Estate Credit Notes - LCI (2)	-	4,217,733	7,394,352	22,527,080	34,139,165	28,924,170
Agribusiness Credit Notes - LCA	-	5,251,634	12,492,241	6,301,445	24,045,320	16,989,434
Treasury Bills - LF (3)	-	1,386,702	14,364,319	17,962,027	33,713,048	25,074,264
Guaranteed Real Estate Credit Notes - LIG (4)	-	1,194	-	8,546,005	8,547,199	2,530,030
Securities Issued Abroad	-	3,861,139	4,662,390	32,075,615	40,599,144	38,427,171
Funding by Structured Operations Certificates	-	252,768	1,304,938	5,273,953	6,831,659	3,897,911
Borrowings and Onlendings	-	29,973,488	38,394,664	13,277,406	81,645,558	91,581,834
Foreign Borrowings	-	28,639,557	34,892,324	4,143,215	67,675,096	79,728,750
Import and Export Financing Lines	-	12,117,778	18,581,223	1,940,214	32,639,215	50,769,169
Other Credit Lines	-	16,521,779	16,311,101	2,203,001	35,035,881	28,959,581
Domestic Onlendings	-	1,333,931	3,502,340	9,134,191	13,970,462	11,853,084
Total	95,814,154	168,762,263	182,157,118	321,669,624	768,403,159	715,177,309

Current	95,814,154	168,762,263	182,157,118	-	446,733,535	496,745,355
Non-Current	-	-	-	321,669,624	321,669,624	218,431,954

						Consolidated
					12/31/2022	12/31/2021
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	95,711,018	102,412,483	100,234,409	122,570,919	420,928,829	403,639,687
Demand Deposits	35,336,874	-	-	-	35,336,874	40,454,250
Savings Deposits	60,204,483	-	-	-	60,204,483	65,220,066
Interbank Deposits	-	1,555,593	2,744,484	275,488	4,575,565	4,723,077
Time Deposits (1)	61,415	100,856,890	97,489,925	122,295,431	320,703,661	293,242,294
Other Deposits	108,246	-	-	-	108,246	-
Money Market Funding	-	20,814,653	2,681,195	86,265,076	109,760,924	95,648,600
Own Portfolio	-	17,611,392	34,133	38,676,000	56,321,525	71,192,568
Government Securities	-	271,118	-	38,670,374	38,941,492	57,714,437
Others	-	17,339,799	34,133	5,626	17,379,558	13,478,131
Third Parties	-	-	-	27,918,724	27,918,724	5,559,714
Linked to Trading Portfolio Operations	-	3,203,261	2,647,062	19,670,352	25,520,675	18,896,318
Funds from Acceptance and Issuance of Securities	-	16,408,519	39,523,634	71,476,933	127,409,086	95,380,860
Exchange Acceptances	-	80,600	150,461	978,621	1,209,682	1,361,443
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	11,505,308	34,992,606	58,361,704	104,859,618	77,169,438
Real Estate Credit Notes - LCI (2)	-	4,217,733	7,394,352	22,527,080	34,139,165	28,924,170
Agribusiness Credit Notes - LCA	-	5,251,633	12,492,241	6,301,445	24,045,319	16,989,434
Treasury Bills - LF (3)	-	2,034,748	15,106,013	20,987,174	38,127,935	28,725,804
Guaranteed Real Estate Credit Notes - LIG (4)	-	1,194	-	8,546,005	8,547,199	2,530,030
Securities Issued Abroad	-	4,569,843	3,075,629	6,862,654	14,508,126	12,952,068
Funding by Structured Operations Certificates	-	252,768	1,304,938	5,273,954	6,831,660	3,897,911
Borrowings and Onlendings	-	30,049,052	38,394,664	13,277,406	81,721,122	91,586,750
Domestic Borrowings	-	75,564	-	-	75,564	4,916
Foreign Borrowings	-	28,639,557	34,892,324	4,143,215	67,675,096	79,728,750
Import and Export Financing Lines	-	12,117,778	18,581,223	1,940,214	32,639,215	50,769,169
Other Credit Lines	-	16,521,779	16,311,101	2,203,001	35,035,881	28,959,581
Domestic Onlendings	-	1,333,931	3,502,340	9,134,191	13,970,462	11,853,084
Total	95,711,018	169,684,707	180,833,902	293,590,334	739,819,961	686,255,897

Current	95,711,018	169,684,707	180,833,902	-	446,229,627	486,234,899
Non-Current	-	-	-	293,590,334	293,590,334	200,020,998

(1) They consider the maturities established in the respective applications, with the possibility of immediate withdrawal, in advance of its maturity.

(2) Real estate credit notes are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate. On December 31, 2022, they mature between 2023 and 2028.

(3) The main characteristics of financial bills are a minimum term of two years, a minimum face value of R$50 and permission for early redemption of only 5% of the amount issued. On December 31, 2022, they mature between 2023 and 2032.

(4) Guaranteed Real Estate Bills are fixed income securities backed by Real Estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other assets. On December 31, 2022, they mature between 2023 and 2035 (12/31/2021 - with maturity between 2022 and 2035).

In the Bank and in the Consolidated, the export and import financing lines are funds raised from financial institutions abroad, intended for investment in commercial exchange operations, related to the discount of export bills and pre-financing for export and import, whose maturities are up to 2023 (12/31/2021 - up to 2024) and are subject to financial charges, corresponding to exchange variation plus interest ranging from 1.09% to 6.45% p.a. (12/31/2021 - from 0.33% p.a. to 4.75% p.a.).

b) Bonds and Securities Abroad:

				Bank		Consolidated
			12/31/2022	12/31/2021	12/31/2022	12/31/2021
Issuance	Maturity	*Interest Rate (a.a.)	Total	Total	Total	Total
2018	2025	4.4%	221,113	336,367	-	306,253
2019	2027	Up to 6,4% + CDI	1,829,032	5,067,541	32,204	1,189,699
2020	2027	Up to 9% + CDI	1,508,500	16,243,390	90,068	3,363,551
2021	2031	Up to 9% + CDI	17,519,679	16,779,872	6,306,335	8,092,563
2022	2035	Up to 9% + CDI	19,520,820	-	8,079,519	-
Total			40,599,144	38,427,171	14,508,126	12,952,068

c)     Opening profit and loss accounts

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021

Time Deposits (1) (2)	25,003,223	12,363,768	21,619,497	12,221,164
Savings Deposits	4,513,237	2,059,346	4,513,237	2,059,346
Interbank Deposits	551,284	216,372	428,845	266,846
Money Market Funding	12,745,181	5,472,444	12,106,850	5,269,305
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	5,626	275,320	190,736
Others (3)	12,388,906	14,433,171	13,071,934	14,627,630
Total	55,201,831	34,550,727	52,015,683	34,635,027

(1) In the Bank and in the Consolidated, includes the recording of interest in the amount of R$ 863,395 (2021 - R$ 885,718), referring to the issuance of Debt Instrument Eligible for Tier I and II Capital (Note 18.b).

(2) Includes exchange variation expense in the amount of R$ 5,414,167 in Bank and Consolidated (2021 - exchange variation expense in the amount of R$ 1,528,068 in Bank and Consolidated).

(3) As of December 31, 2022, includes exchange variation expense in the amount of R$ 1,089,010 in the Bank and Consolidated (2021 – Exchange variation expense in the amount of R$ 9,161,115).

18. Other Financial Liabilities

a.     Composition

	Bank
	12/31/2022	12/31/2021
	Total	Total
Foreign Exchange Portfolio (Note 9)	91,495,357	57,558,791
Trading and Intermediation of Values	196,559	2,949,826
Debt Instruments Eligible to Compose Capital	19,537,618	19,641,408
Collected Taxes and Other	165,518	196,811
Receipts and Payments Pending Settlement and Third-Party Funds in Transit	6,107,598	5,442,814
Total	117,502,650	85,789,650

Current	99,934,908	59,452,245
Non-Current	17,567,742	26,337,405

	Consolidated
	12/31/2022	12/31/2021
	Total	Total
Foreign Exchange Portfolio (Note 9)	91,495,357	57,558,791
Trading and Intermediation of Values (1)	1,342,758	4,182,663
Debt Instruments Eligible to Compose Capital	19,537,618	19,641,408
Collected Taxes and Other	200,971	248,306
Receipts and Payments Pending Settlement and Third-Party Funds in Transit	6,107,600	5,442,814
Total	118,684,304	87,073,982

Current	99,304,698	59,428,751
Non-Current	19,379,606	27,645,231

(1) In 2021, due to better liquidity conditions observed in the market for electricity trading operations for certain maturities, management reclassified contracts maturing up to 2 years from level 3 to level 2 (note 32.g) and revisited the accounting treatment in relation to electricity commercialization contracts, which no longer include the "principal" value and, therefore, only the adjustments to fair value and interest determined in these operations are recorded in equity accounts.

b.     Debt Instruments Eligible to Capital

The details of the balance of the item Debt Instruments Eligible to Capital referring to the issuance of equity instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

					Bank/Consolidated
					12/31/2022	12/31/2021
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Tier I (1)	November - 18	No Maturity (Perpetual)	$1.250	7.250%	6,591,740	7,050,080
Tier II (1)	November - 18	November - 28	$1.250	6.125%	6,580,937	7,038,527
Financial Bills - Tier II (2)	November - 21	November - 31	$5.300	CDI+2%	6,133,677	5,351,046
Financial Bills – Tier II (2)	December - 21	December - 31	$200	CDI+2%	231,264	201,755
Total					19,537,618	19,641,408

(1) The issues were carried out through the Cayman Branch and there is no Income Tax at source, and interest is paid semiannually, as of May 8, 2019.

(2) Financial Bills issued in November 2021 have a redemption and repurchase option.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand which exceeds such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

19. Other Payables – Other

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Provision Technical for Capitalization Operations	-	-	4,271,215	3,747,397
Payables for Credit Cards	40,274,848	40,390,304	40,544,183	40,674,867
Provision for Tax Risks and Legal Obligations (Note 20.b)	4,141,393	4,312,234	6,722,249	6,748,684
Provision for Legal and Administrative Proceedings Labor and Civil (Note 20.b)	4,257,374	5,033,675	4,594,202	5,325,716
Provision for Financial Guarantees	413,438	324,728	413,438	324,728
Employee Benefit Plans (Note 29)	1,752,607	2,699,902	1,775,202	2,728,125
Payables for Acquisition of Assets and Rights	4,995	22,307	4,995	22,307
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 20.f)	496	496	496	496
Accrued Liabilities
Personnel Expenses	1,901,611	1,794,489	2,265,757	2,077,434
Administrative Expenses	239,761	254,802	516,502	393,089
Others Payments	66,564	84,847	192,212	223,968
Creditors for Unreleased Funds	996,143	1,485,921	996,143	1,485,921
Provision of Payment Services	612,844	619,570	612,844	619,570
Suppliers	588,811	777,377	1,000,553	1,318,328
Social and Statutory	850,219	1,149,828	1,062,494	1,468,031
Obligations with Foreign TVM Operations	3,775,387	4,033,863	3,775,387	4,033,863
Debts with Insurance Operations	-	-	1,949,710	2,015,370
Others (1)	4,478,017	2,534,892	8,719,931	6,729,058
Total	64,354,508	65,519,235	79,417,513	79,936,952

Current	30,260,094	10,218,257	36,571,840	16,164,475
Non Current	34,094,414	55,300,978	42,845,673	63,772,477

(1) Includes impacts of the exchange variation referring to Notes.

a) Provision for Financial Guarantees Provided

The classification of operations involving guarantees provided to set up provisions is based on an estimate of the risk involved. It stems from the process of evaluating the quality of customers and operations, using a statistical model based on quantitative and qualitative information or by a specialized credit analyst, which allows classifying them according to their probability of default, based on objective internal and market variables (bureaus), previously identified as predictive of the probability of default. After this evaluation, the operations are classified according to the provisioning ratings, with reference to CMN Resolution No. 2,682/1999. Through this analysis, the provision values for the coverage of each operation are recorded, considering the type of guarantee provided, in accordance with the requirements of CMN Resolution No. 4,512/2016.

			Bank/Consolidated
		12/31/2022		12/31/2021
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	2,156,115	27,835	6,244,755	28,506
Linked to Bids, Auctions, Provision of Services or Execution of Works	6,454,815	7,369	6,796,175	4,198
Linked to the Supply of Goods	1,965,704	1,448	1,698,518	2,442
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	12,188,938	308,422	11,823,964	243,235
Other Guarantees	93,919	1,774	376,784	1,897
Other Bank Guarantees	23,192,067	60,752	19,525,773	36,489
Other Financial Guarantees	267,886	5,837	88,388	7,960
Total	46,319,444	413,437	46,554,357	324,727

Changes in Allowances for Financial Guarantees

	Bank/Consolidated
	01/01 to 12/31/2022	01/01 to 12/31/2021
Balance at Beginning	324,728	255,179
Constitution	93,304	95,431
Reversal (1)	(4,595)	(25,883)
Balance at End	413,437	324,727

(1) Corresponds to guarantees honored, change of rating or provision constituted in the line of Provision for Expected Losses Associated with Risk of

Credit.

20. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and not Consolidated, as of December 31, 2022 and December 31, 2021, no assets were recognized in the accounting contingents.

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Reserve for Tax Contingencies and Legal Obligations (Note 19)	4,141,393	4,312,234	6,722,249	6,748,684
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 19)	4,257,374	5,033,675	4,594,202	5,325,716
Labor	1,532,949	1,941,169	1,711,146	2,084,247
Civil	2,724,425	3,092,506	2,883,056	3,241,469
Total	8,398,767	9,345,909	11,316,451	12,074,400

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to 12/31/2022			01/01 to 12/31/2021
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,312,234	1,941,169	3,092,507	4,249,744	2,656,098	3,265,784
Recognition Net of Reversal (1)	144,787	720,840	298,527	85,877	800,704	462,721
Inflation Adjustment	198,085	105,314	306,736	102,210	99,391	409,410
Write-offs Due to Payment	(513,713)	(1,234,374)	(973,345)	(125,597)	(1,615,024)	(1,045,408)
Balance at End (3)	4,141,393	1,532,949	2,724,425	4,312,234	1,941,169	3,092,507
Escrow Deposits - Other Receivables	1,473,382	708,426	271,252	1,330,438	690,146	695,474
Escrow Deposits - Securities	2,904	1,469	203	3,177	3,810	1,330
Total Escrow Deposits (2)	1,476,286	709,895	271,455	1,333,615	693,956	696,804

						Consolidated
			01/01 to 12/31/2022			01/01 to 12/31/2021
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,748,684	2,084,247	3,241,469	6,707,293	2,900,835	3,441,445
Recognition Net of Reversal (1)	165,120	802,359	510,104	124,822	833,487	628,477
Inflation Adjustment	350,668	108,372	309,743	156,021	99,416	414,472
Write-offs Due to Payment	(542,223)	(1,283,832)	(1,178,260)	(239,452)	(1,749,491)	(1,242,925)
Balance at End (3)	6,722,249	1,711,146	2,883,056	6,748,684	2,084,247	3,241,469
Escrow Deposits - Other Receivables	2,812,055	751,114	279,236	2,571,110	733,616	705,768
Escrow Deposits - Securities	4,003	1,469	203	4,177	3,810	1,330
Total Escrow Deposits (2)	2,816,058	752,583	279,439	2,575,287	737,426	707,098

(1) Tax risks include the creation of provisions for taxes related to judicial and administrative proceedings and legal obligations, accounted for in other operating income and other operating expenses and income tax and social contribution.

(2) Refer to guarantee deposit amounts, limited to the amount of the provision and do not include guarantee deposits related to possible and/or remote contingencies and appeal deposits.

(3) The final balances consist of R$ 4,141,393, R$ 5,910,093, R$ 3,015,365 of provision in the Bank and R$ 6,722,249, R$ 6,281,983, R$ 3,253,660 in the consolidated and R$ 0, R$ 4,377,144, R$ 290,939 of reducing account at the Bank and R$ 0, R$ 4,570,837, R$ 370,604 in the consolidated recorded partial payments of unfinished tax, labor and civil proceedings respectively.

d) Tax and Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are parties to legal and administrative proceedings of a tax and social security, labor and civil liability, arising from the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of the actions and on the assessment of loss of the actions of the companies based on the opinions of internal and external legal advisors. Banco Santander's policy is to provision the value at risk of the shares whose assessment is of probable loss. Legal obligations of a tax and social security nature their amounts are fully recognized in the financial statements.

Management understands that the provisions constituted are sufficient to meet legal obligations and possible losses arising of judicial and administrative proceedings as follows:

d.1) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and COFINS – R$ 1,983,243 in the Bank and R$ 4,233,700 in the Consolidated (12/31/2021 - R$1,973,373 in the Bank and R$4,090,025 in the Consolidated): Banco Santander and its subsidiaries have filed lawsuits to rule out the application of Law No. 9,718/1998, which modified the PIS and COFINS calculation basis so that they were levied on all revenues of legal entities and not only on those arising from the provision of services and sale of goods. Regarding the process of Banco Santander, On April 23, 2015, the decision of the Federal Supreme Court (STF) was published admitting the Extraordinary Appeal filed by the Federal Supreme Court. Union regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Ministry regarding COFINS. Both appealed this decision, without any success, so that the claim referring to COFINS is defined, prevailing the sentence of the Federal Regional Court of the 4th Region of August 2007, in favor of Banco Santander. Still pending judgment definitive by the STF the enforceability of the PIS of Banco Santander, as well as the enforceability of the PIS and COFINS of the other companies controlled.

Main legal and administrative proceedings with probable risk of loss

Banco Santander and its subsidiaries are parties to legal and administrative proceedings related to tax disputes and social security, which are classified, based on the opinion of legal advisors, as probable risk of loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations– R$ 1,016,253 (12/31/2021 - R$945,715) in the Bank and Consolidated: in May 2003, the Federal Revenue Service of Brazil issued a tax assessment notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another auto in Banco Santander (Brasil) S.A. The object of proceedings was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which took place during the years 2000, 2001 and 2002. The process administrative process ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. The aforementioned action had a judgment and judgment that was unfounded, which gave rise to the filing of a Special Appeal to the STJ and Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of the legal advisors, a provision was set up to face the loss considered probable in the lawsuit..

National Institute of Social Security (INSS) - R$ 130,164 in the Bank and R$ 133,593 in the Consolidated (12/31/2021 - R$53,936 in the Bank and R$ 53,936 in the Consolidated): Banco Santander and the subsidiaries are administratively and judicially discussing the collection of the social security contribution and education salary on various amounts that, according to the assessment of the legal advisors, do not have a salary nature.

Tax on Services (ISS) - Financial Institutions - R$ 288,660 Bank and R$ 319,020 in the Consolidated (12/31/2021 – R$ 256,770 in the Bank and R$283,528 in the Consolidated): Banco Santander and the subsidiaries are discussing administratively and in court the requirement, by several municipalities, of payment of ISS on various revenues arising from operations that are usually not classify as service provision. In addition, other lawsuits involving ISS, classified as risk of possible loss, are described in note 20.e.

d.2) Legal and Administrative Lawsuits of a Labor Nature

These are lawsuits filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights they deem to be due, in particular the payment of “overtime” and other labor rights, including lawsuits related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Former employees of Banespa. Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods relating to the second semester of 1996 and the semesters of 1997. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to the lack of legitimacy of AFABESP (second precedent No. 573.232 of the STF) or to recognize the nullity of the TRT judgment that did not notify Banco Santander about the modifying effects of the decision, as well as to suspend the execution in the main process. The rescission action was dismissed, and this decision was filed a motion for clarification, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. From this decision, the Bank filed an interlocutory appeal, which is pending admissibility, considering that the decisions rendered by the Superior Labor Court contradict the already peaceful position in the STF (precedent No. 573,232), according to which the Association needs a specific power of attorney to sue in judgment, and also the decision affronts constitutional precepts about access to justice (item XXXV of art. 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution be carried out individually in the court corresponding to each defendant and AFABESP filed an appeal, however, so far there has been no decision in this regard.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, nor of the court in the main proceedings, do not define a specific amount to be paid by those replaced, and the amounts must be determined in the regular settlement of the sentence, which is why approximately 4,500 compliance actions have already been distributed individual of the collective sentence.

On December 31, 2022, the provision is constituted based on the estimate of probable loss of individual lawsuits against the Bank.

d.3) Civil Judicial and Administrative Proceedings

These provisions generally arise from: (1) lawsuits requesting revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) lawsuits arising from financing contracts, (3) execution actions; and (4) damages claims. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

The main lawsuits classified as risk of probable loss are described below:

Indemnity Actions - These refer to compensation for material and/or moral damage, relating to the consumer relationship, dealing mainly with issues relating to credit cards, direct consumer credit, checking accounts, collection and loans and other matters. In the actions related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Economic Plans - Refer to legal disputes, claiming alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation indices supposedly due to Savings Accounts, Judicial Deposits and Time Deposits (CDBs). The lawsuits are provisioned based on the individualized  assessment of loss carried out by the legal advisors.

Banco Santander is also party to public civil actions, on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders. The constitution of a provision is made only for cases with probable risk, based on requests for individual executions. The issue is still under review at the STF. There is jurisprudence in the STF favorable to Banks regarding economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) ruled that the deadline for bringing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, a large part of the actions, as they were proposed after a period of 5 years, will probably be dismissed, reducing the amounts involved. The STJ also decided that the period for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final and unappealable decision of the respective sentence. Banco Santander believes in the success of the theses defended before these courts for their content and foundation.

At the end of 2017, the Federal General Counsel (AGU), Bacen, the Consumer Defense Institute (Idec), the Brazilian Savings Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the passbook on the date of the plan. The total value of the payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indices. The term of agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the period of validity of the agreement, with the exception of cases in which the sentence was definitively complied with.

On March 11, 2020, the agreement was extended through an amendment, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the ratification of the terms of the amendment took place on 03 of June 2020.

Management considers that the provisions made are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

e) Tax and Social Security, Labor and Civil Contingent Liabilities Classified as Risk of Possible Loss

These are legal and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of the legal advisors, as a possible risk of loss, and therefore are not provisioned.

Tax lawsuits classified as possible losses totaled R$ 31,522 million in the Consolidated (12/31/2021 - R$29,726 million), the main processes being the following:

INSS on Profit Sharing (PLR) - The Bank and the subsidiaries are involved in legal proceedings and administrative charges arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as profit sharing. On December 31, 2022, the amount was approximately R$ 8,329 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and the subsidiaries discuss administrative and judicially the requirement, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as service provision. On December 31, 2022, the amount was approximately R$ 4,716 millions.

Non-Approved Compensation - the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue approval of tax offsets with credits resulting from overpayment or undue payment. On December 31, 2022, the amount was approximately R$ 5,323 million.

Amortization of Banco Real's Goodwill - The Federal Revenue Service of Brazil issued a tax assessment against the Bank to demand payments of IRPJ and CSLL, including late payment charges, referring to the base period of 2009. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized in the books before its merger, could not be deducted by the Bank Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before CARF. As of December 31, 2022, the amount was approximately R$ 1,548 million.

Losses on Credit Operations - the Bank and the subsidiaries contested the tax assessments issued by the Internal Revenue Service Federal do Brasil alleging the improper deduction of losses in credit operations from the IRPJ and CSLL calculation bases by allegedly do not meet the requirements of applicable laws. On December 31, 2022, the amount was approximately R$ 1,670 millions.

Use of CSLL Tax Loss and Negative Basis – Tax assessment notices drawn up by the Federal Revenue Service of Brazil in the year 2009 for alleged undue offsetting of tax losses and negative basis of CSLL, as a result of tax assessments drawn up in previous periods. Judgment at the administrative level is awaited. On December 31, 2022, the amount was approximately R$ 1,157 million.

Amortization of Banco Sudameris Goodwill - the tax authorities issued tax assessment notices to demand payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, referring to the base period from 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the lawsuits are awaiting judgment at CARF. On December 31, 2022, the amount was approximately R$ 699 million.

IRPJ and CSLL - Capital Gain - the Brazilian Internal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of the shares of Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The release was challenged administratively based on the understanding that the tax treatment adopted in the transaction was in compliance with current tax legislation and the capital gain was duly taxed. The administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit awaits judgment. Banco Santander is responsible for any adverse outcome in this process as the former parent of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2022, the amount was approximately R$ 522 million.

IRRF – Foreign Remittance – The Company filed a court order seeking to avoid taxation of the Withholding Income Tax - IRRF on income derived from the provision of services performed by a company abroad, as they do not involve transfer of technology, due to the existence of the Treaties International signed between Brazil-Chile; Brazil-Mexico and Brazil-Spain, avoiding double taxation – DTTs. In July 2013, injunctive relief was granted to suspend the enforceability of the amounts, and therefore, the judgment prevailed. Currently, the lawsuit awaits judgment at the Federal Regional Court of the 3rd Region. As of June 30, 2022, the amount was approximately R$692 million.

Labor claims classified as a possible loss totaled R$315 million in the Consolidated, including the lawsuit below:

Readjustment of the Pension Supplements of Banesprev by the IGPDI– lawsuit filed in 2002 in the Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the complementation of retirement by the IGPDI for Banespa retirees who were admitted until May 22, 1975. The sentence granted the correction, but only in periods in which no other form of readjustment was applied. The Bank and Banesprev appealed against this decision and the Appeals were dismissed, which is why a Special Appeal was filed and Extraordinary, both pending admissibility. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, appear as authors in other actions or have already had some type of of readjustment. The amount involved is not provisioned as there is no list of representatives duly approved in the autos, as well as the execution remains suspended.

Liabilities related to civil lawsuits with possible risk of loss totaled R$ 2,488 million in the Consolidated, having as main processes:

Indemnification Action Coming from Banco Bandepe - related to the loan agreement. After the appeal filed by the Bank with the Superior Court of Justice was granted, the party began a new settlement of the judgment.

Indemnity Action Regarding Custody Services - provided by Banco Santander in the initial phase and still without a sentence. Other Legal Actions for the Liability of Former Controllers.

f) Other Legal Actions for the Responsibility of Former Controllers

Refers to civil claims, in the amount of R$ 496 (12/31/2021 – R$496) in the Bank and Consolidated, without tax and labor claims, recorded in other liabilities (Note 19) under the responsibility of the former - controlling shareholders of acquired banks and companies. Based on the agreements signed, these lawsuits have guarantees of full reimbursement by the former controlling shareholders, whose respective rights were recorded in other assets (Note 12).

21. Stockholders’ Equity

a) Capital

According to the Bylaws, Banco Santander's capital stock may be increased up to the limit of the authorized capital, regardless of statutory amendment, upon resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the legal limits established for the number of preferred shares. Any capital increase that exceeds this limit will require shareholder approval.

At the Extraordinary General Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares owned by it issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”), with the transfer of the spun-off portion to Getnet, the reduction of the capital stock of Santander Brasil in the total amount of 2,000,000 (two billion reais), without the cancellation of shares, increasing the share capital of Santander Brasil from 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

The share capital, fully subscribed and paid-in, is divided into registered, book-entry shares, with no par value.

						Thousands of Shares
			12/31/2022			12/31/2021
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	120,850	146,392	267,242	109,718	135,345	245,063
Foreign Residents	3,697,845	3,533,444	7,231,289	3,708,977	3,544,491	7,253,468
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(31,162)	(31,162)	(62,324)	(15,755)	(15,755)	(31,510)
Total Outstanding	3,787,533	3,648,674	7,436,207	3,802,940	3,664,081	7,467,021

b) Dividends and Interest on Capital

By-laws, shareholders are guaranteed a minimum dividend of 25% of net income for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in case of dissolution of the Bank.

Dividends were calculated and paid in accordance with the Brazilian Corporate Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on the profits earned, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully imputed to the mandatory dividend.

We present the distribution of Dividends and Interest on Equity made on December 31, 2022 and December 31, 2021.

							12/31/2022
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends (1)(5)	1,300,000	165.95	182.55	348.50	165.95	182.55	348.50
Interest on Capital (1)(6)	1,700,000	217.02	238.72	455.73	184.46	202.91	387.37
Dividends (2)(6)	700,000	89.45	98.40	187.85	89.45	98.40	187.85
Interest on Capital (2)(6)	1,000,000	127.79	140.57	268.36	108.62	119.48	228.10
Interest on Capital (3)(6)	1,700,000	217.75	239.52	457.27	185.09	203.59	388.68
Dividends (4)(6)	820,000	105.02	115.53	220.55	105.02	115.53	220.55
Interest on Capital (4)(6)	880,000	112.71	123.98	236.69	95.80	105.38	201.19
Total	8,100,000

(1) Deliberated by the Board of Directors on February 1, 2022, paid on March 4, 2022, without any remuneration as currency update.

(2) Deliberated by the Board of Directors on April 14, 2022, paid on May 16, 2022, without any compensation as compensation restatement.

(3) Deliberated by the Board of Directors on August 5, 2022, paid on September 6, 2022, without any remuneration as currency update.

(4) Deliberated by the Board of Directors on October 13, 2022, paid on November 22, 2022, with no remuneration to be paid update title.

(5) They were fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2021.

(6) They were fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2022.

							12/31/2021
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends (1)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (2)(5)	3,400,000	434.04	477.45	911.49	368.94	405.83	774.77
Dividends (3)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (4)(5)	249,000	31.79	34.97	66.75	27.02	29.72	56.74
Total	9,649,000

(1) Deliberated by the Board of Directors on April 27, 2021, paid on June 2, 2021, without any monetary restatement.

(2) Resolved by the Board of Directors on July 27, 2021, paid on September 3, 2021, without any monetary restatement.

(3) Resolved by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any monetary restatement.

(4) Deliberated by the Board of Directors on December 28, 2021, which will be paid as of February 3, 2022, without any monetary restatement.

(5) They were fully attributed to the mandatory minimum dividends to be distributed by the Bank for the year 2021.

c) Reservations

The net income calculated, after deductions and legal provisions, will have the following destination:

Legal reserve

According to the Brazilian corporate law, 5% for the constitution of the legal reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the capital stock and can only be used to offset losses or increase capital.

Capital reserves

The Bank's capital reserves are composed of share premium reserve and other capital reserves and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of our own shares; incorporation to the share capital; or payment of dividends to preferred shares under certain circumstances.

Dividend Equalization Reserve

After the allocation of dividends, the balance, if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for equalization of dividends, which will be limited to 50% of the capital stock. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on equity, or its advances, in order to maintain the flow of remuneration to shareholders.

d) Treasury Shares

In a meeting held on August 2, 2022, the Board of Directors approved, in continuation of the repurchase program that expired on the same date, a new program for the repurchase of Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, to be held in treasury or later sold.

The Buyback Program covers the acquisition of up to 36,986,424 Units, representing 36,986,424 common shares and 36,986,424 preferred shares, which corresponded, on June 30, 2022, to approximately 1% of the Bank's share capital. As of June 30, 2022, Banco Santander had 345,962,035 common shares and 373,766,448 preferred shares outstanding.

The purpose of the buyback is (1) to maximize the generation of value for shareholders through an efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from August 3, 2022, ending on February 5, 2024.

Bank/Consolidated
Shares in Thousands
	12/31/2022	12/31/2021
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	15,755	18,829
Shares Acquisitions	20,297	91
Payment - Share-Based Compensation	(4,891)	(3,165)
Treasury Shares at Beginning of the Period	31,161	15,755
Subtotal - Treasury Shares in Thousands of Reais	R$1,217,545	R$711,268
Issuance Cost in Thousands of Reais	R$1,771	R$1,771
Balance of Treasury Shares in Thousands of Reais	R$1,219,316	R$713,039

Cost/Share Price	Units	Units
Minimum Cost (*)	R$7.55	R$7.55
Weighted Average Cost (*)	R$27.73	R$33.86
Maximum Cost (*)	R$49.55	R$49.55
Share Price	R$28.19	R$29.98

(*) Considering since the beginning of operations on the stock exchange.

e) Minority Interest

	Stockholders’ Equity		Non Controlling Interest
	12/31/2022	12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Banco RCI Brasil S.A.	857,368	916,393	126,897	94,649
Banco Hyundai Capital Brasil S.A.	218,808	177,880	41,107	15,905
Banco PSA	130,404	129,975	12,960	13,375
Rojo Entretenimento S.A.	7,692	6,939	528	(147)
GIRA	(73)	3,109	(3,182)	1,569
Toro CTVM	115,671	22,948	2,694	(4,402)
Toro Investimentos	18,538	-	(148)	-
Solution 4Fleet	1,648	-	(1,024)	-
Apê11	3,263	-	(478)	-
Total	1,353,319	1,257,244	179,354	120,949

22. Related Parties

a) Remuneration of Key Management Personnel

The Bank's Board of Directors' Meeting held on March 25, 2022 approved, in accordance with the favorable recommendation of the Remuneration Committee, the proposal for the maximum global remuneration for Managers (Board of Directors and Executive Board) for the year 2022, in the amount of up to R$504,550, covering fixed, variable and share-based compensation and other benefits. The proposal was subject to deliberation at the Annual General Meeting (AGO) held on April 29, 2022.

a.1) Long Term Benefits

The Bank, like Banco Santander Spain, as well as other subsidiaries around the world of Grupo Santander, has long-term remuneration programs linked to the performance of the market price of its shares, based on the achievement of targets.

a.2) Short Term Benefits

The table below shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the exercises ended December 31, 2022 and 2021, by Banco Santander and its subsidiaries to its Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate.

The amounts related to the Variable and Share-Based Compensation will be paid in subsequent periods.

	01/01 to 12/31/2022	01/01 to 12/31/2021
Fixed Compensation	117,630	97,780
Variable Compensation - in cash	117,877	115,723
Variable Compensation - in shares	87,702	94,607
Others	61,871	68,599
Total Short-Term Benefits	385,080	376,709
Variable Compensation - in cash	95,398	101,837
Variable Compensation - in shares	99,827	109,918
Total Long-Term Benefits	195,225	211,755
Total	580,305	588,464

Additionally, in 2022, charges were collected on Management compensation in the amount of R$ 37,635 (2021 - R$ 32,719).

b) Termination of the Agreement

The termination of the employment relationship with the Administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle the holder to any financial compensation and the benefits acquired will be discontinued.

c) Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the "Law of Corporations" and the Policy for Transactions with Parties Santander Related, published on the Investor Relations website, being considered as related parties:

(1) its controllers, natural or legal persons, pursuant to art. 116 of the Corporations Law;

(2) its officers and members of statutory or contractual bodies;

(3) in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, consanguineous or related, up to the second degree;

(4) natural persons with a qualified equity interest in its capital;

(5) legal entities with a qualified equity interest in its capital;

(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution holds a qualified shareholding;

(7) legal entities in which a Santander Financial Institution has effective operational control or preponderance in resolutions, regardless of ownership interest; and

(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						12/31/2022
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,444	0.1%	4,444	0.1%	8,888	0.1%
Others	342,919	9.0%	370,723	10.1%	713,642	9.6%
Total Outstanding	3,787,533	99.2%	3,648,674	99.2%	7,436,207	99.2%
Treasury Shares	31,162	0.8%	31,162	0.8%	62,324	0.8%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	342,918	9.0%	370,723	10.1%	713,641	9.5%

						Shares in Thousands
						12/31/2021
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,939	0.1%	5,029	0.1%	9,968	0.1%
Others	357,831	9.4%	385,545	10.5%	743,376	9.9%
Total Outstanding	3,802,940	99.6%	3,664,081	99.6%	7,467,021	99.6%
Treasury Shares	15,755	0.4%	15,755	0.4%	31,510	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,830	9.4%	385,544	10.5%	743,374	9.9%

(1)  Companies of the Santander Spain Group.

(2)  Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out in the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The established rules are also applied to all employees and managers of Banco Santander and its subsidiaries.

Transactions and remuneration for services with related parties are carried out in the normal course of business and under commutativity conditions, including interest rates, terms and guarantees, and do not involve greater risks than normal collection or present other disadvantages.

								Bank
	Controllers (1)		Affiliates and shared control (2)		Key Administration Personnel (3)		Total

	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Assets	10,706,879	2,223,451	69,978,695	116,021,480	16,288	1	80,701,862	118,244,932
Availability	725,598	1,479,611	180,964	8,732,257	-	-	906,562	10,211,868
Interbank Liquidity Applications	6,836,003	-	43,027,732	85,460,227	-	-	49,863,735	85,460,227
Marketable securities	-	-	764,635	1,277,596	-	-	764,635	1,277,596
Derivative Financial Instruments - Net	2,978,168	(1,556,832)	452,537	(2,923,940)	-	-	3,430,705	(4,480,772)
Interfinancial Relations	-	-	21,404,794	18,859,193	-	-	21,404,794	18,859,193
Credit operations	-	-	1,316,239	3,250,610	16,284	-	1,332,523	3,250,610
Dividends and Bonuses Receivable	-	-	530,194	293,413	-	-	530,194	293,413
Trading and Intermediation of Values	237,394	531,612	-	-	-	-	237,394	531,612
Exchange Portfolio - Liquid	(175,253)	(159,043)	-	-	-	-	(175,253)	(159,043)
Receivables	-	-	952,864	-	-	-	952,864	-
Amounts Receivable from Related Companies	-	4,516	82,459	22,552	-	-	82,459	27,068
Other Assets - Others	104,969	1,923,587	1,266,277	1,049,572	4	1	1,371,250	2,973,160
Liabilities	(23,563,739)	(25,508,810)	(45,428,700)	(20,956,304)	(118,449)	(522,996)	(69,110,888)	(46,988,110)
Deposits	(3,063,898)	(10,995)	(4,045,388)	(28,918,620)	(31,040)	(28,409)	(7,140,326)	(28,958,024)
Compromised Operations	-	-	(7,479,418)	(7,262,118)	301	-	(7,479,117)	(7,262,118)
Resources for Acceptance and Issuance of Securities	-	-	-	-	201,054	128,214	201,054	128,214
Obligations for Loans and Onlendings	(7,104,035)	(11,167,495)	(32,417,116)	16,038,461	-	-	(39,521,151)	4,870,966
Dividends and Bonuses Payable	-	(73)	-	(564,713)	-	258	-	(564,528)
Amounts Payable from Related Companies	(201,359)	(241,640)	(1,347,740)	(128,901)	-	-	(1,549,099)	(370,541)
Capital Eligible Debt Instruments	(13,172,677)	(14,088,607)	-	-	-	-	(13,172,677)	(14,088,607)
Other Assets - Others	(21,770)	-	(139,038)	(120,413)	(298,121)	(639,507)	(458,929)	(759,920)
Guarantees and Limits	-	-	-	-	9,357	16,448	9,357	16,448

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Result	2,966,437	(986,214)	(4,050,193)	3,276,368	(515,744)	(306,571)	(1,599,500)	1,983,583
Income from Financial Intermediation	4,264,513	1,650,397	562,269	2,714,642	834	116	4,827,616	4,365,155
Financial Intermediation Expenses	(1,062,993)	(2,395,188)	(4,663,996)	(445,961)	(2,651)	(450)	(5,729,640)	(2,841,599)
Other Operating Income (Expenses)	(235,083)	(241,423)	(352,424)	1,024,117	(513,927)	(306,237)	(1,101,434)	476,457
Non-Operating Result	-	-	403,958	(16,430)	-	-	403,958	(16,430)

								Consolidated
	Controllers (1)		Affiliates and shared control (2)		Key Administration Personnel (3)		Total

	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Assets	10,706,879	895,492	24,106,159	33,167,206	16,380	20,034	34,829,418	34,082,732
Availability	725,598	1,479,611	180,964	8,732,257	-	-	906,562	10,211,868
Interbank Liquidity Applications	6,836,003	-	-	-	-	-	6,836,003	-
Marketable securities	-	-	791,288	955,737	-	-	791,288	955,737
Derivative Financial Instruments - Net	2,978,168	(2,884,861)	-	107,223	-	-	2,978,168	(2,777,638)
Interfinancial Relations	-	-	21,381,455	18,857,386	-	-	21,381,455	18,857,386
Credit operations	-	-	830,506	3,528,333	16,376	20,033	846,882	3,548,366
Dividends and Bonuses Receivable	-	-	26,210	21,811	-	-	26,210	21,811
Trading and Intermediation of Values	237,394	531,612	-	-	-	-	237,394	531,612
Exchange Portfolio - Liquid	(175,253)	(159,043)	-	-	-	-	(175,253)	(159,043)
Receivables	-	-	889,699	-	-	-	889,699	-
Amounts Receivable from Related Companies	-	4,516	6,037	1,378	-	-	6,037	5,894
Other Assets - Others	104,969	1,923,657	-	963,081	4	1	104,973	2,886,739
Liabilities	(23,563,760)	(25,508,831)	(8,202,759)	(10,323,407)	211,170	(547,895)	(31,555,349)	(36,380,133)
Deposits	(3,063,898)	(10,995)	(1,401,719)	(1,496,059)	(31,040)	(28,672)	(4,496,657)	(1,535,726)
Compromised Operations	-	-	(271,303)	(1,003,908)	301	-	(271,002)	(1,003,908)
Resources for Acceptance and Issuance of Securities	-	-	-	-	201,054	128,593	201,054	128,593
Obligations for Loans and Onlendings	(7,104,035)	(11,167,495)	(6,326,097)	(7,079,955)	-	-	(13,430,132)	(18,247,450)
Dividends and Bonuses Payable	-	(73)	-	(564,713)	-	-	-	(564,786)
Amounts Payable from Related Companies	(201,380)	(241,661)	(37,641)	(31,280)	-	-	(239,021)	(272,941)
Capital Eligible Debt Instruments	(13,172,677)	(14,088,607)	-	-	-	-	(13,172,677)	(14,088,607)
Other Assets - Others	(21,770)	-	(165,999)	(147,492)	31,498	(664,264)	(156,271)	(811,756)
Guarantees and Limits	-	-	-	-	9,357	16,448	9,357	16,448

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Result	2,966,437	(986,214)	1,715,737	2,481,603	(599,813)	(306,571)	4,082,361	1,188,818
Income from Financial Intermediation	4,264,513	1,650,397	461,325	72,338	834	116	4,726,672	1,722,851
Financial Intermediation Expenses	(1,062,993)	(2,395,188)	(366,258)	(24,534)	(2,651)	(450)	(1,431,902)	(2,420,172)
Other Operating Income (Expenses)	(235,083)	(241,423)	1,216,712	2,450,229	(597,996)	(306,237)	383,633	1,902,569
Non-Operating Result	-	-	403,958	(16,430)	-	-	403,958	(16,430)

(1) Parent company - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.

(2) Companies listed in note 14.

(3) Refers to the recording in memorandum accounts of Guarantees and Limits of credit operations with Key Management Personnel.

23.   Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to	01/01 to 12/31/2022	01/01 to
		12/31/2021		12/31/2021
Asset Management	608,234	741,483	1,257,323	1,337,705
Checking Account Services	3,815,939	3,805,750	3,828,032	3,812,189
Lending Operations and Income from Guarantees Provided	1,225,547	1,155,341	1,824,741	1,510,200
Lending Operations	604,461	485,729	1,202,521	840,588
Income Guarantees Provided	621,086	669,612	622,220	669,612
Insurance Fees	1,969,079	2,043,139	3,605,632	3,555,495
Cards (Debit and Credit) and Acquiring Services	5,341,852	4,891,903	5,510,252	5,430,163
Collection	1,387,132	1,491,865	1,406,040	1,511,741
Brokerage, Custody and Placement of Securities	1,159,867	1,019,204	1,480,874	1,322,780
Others	139,720	354,970	395,169	882,903
Total	15,647,370	15,503,655	19,308,063	19,363,176

24.   Personnel Expenses

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to	01/01 to 12/31/2022	01/01 to
		12/31/2021		12/31/2021
Compensation	3,719,934	3,397,120	4,476,345	3,886,537
Charges	1,264,280	1,377,279	1,575,122	1,611,376
Benefits	1,234,120	1,203,198	1,642,099	1,500,931
Training	48,180	48,705	62,213	55,557
Others	4,274	1,165	108,601	76,753
Total	6,270,788	6,027,467	7,864,380	7,131,154

25.   Other Administrative Expenses

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to	01/01 to 12/31/2022	01/01 to
		12/31/2021		12/31/2021
Depreciation and Amortization	2,853,434	3,637,533	3,057,385	3,822,494
Outsourced and Specialized Services	2,687,335	2,282,474	2,456,734	2,472,714
Communications	317,963	393,789	348,964	412,695
Data Processing	3,194,559	3,115,410	2,879,135	2,769,084
Advertising, Promotions and Publicity	441,683	452,289	614,843	609,403
Rentals	882,448	857,909	894,531	864,685
Transportation and Travel	130,482	89,575	180,088	118,093
Financial System Services	311,131	311,069	358,767	383,846
Security and Money Transport	532,535	537,952	538,120	540,069
Asset Maintenance and Upkeep	283,211	301,533	311,345	311,971
Water, Electricity and Gas	197,253	184,526	205,028	189,585
Materials	121,779	107,374	134,771	122,151
Others	1,106,001	922,630	969,096	913,675
Total	13,059,814	13,194,063	12,948,807	13,530,465

26.   Other Operating Income

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to	01/01 to 12/31/2022	01/01 to
		12/31/2021		12/31/2021
Net Income Pension and Capitalization	-	-	1,690,886	588,140
Result with Cards	1,097,342	676,854	1,820,918	864,549
Monetary Adjustment of Escrow Deposits	536,237	331,513	688,576	437,885
Recoverable Taxes	673,292	197,801	819,970	219,257
Recovery of Charges and Expenses	1,472,872	1,138,495	1,372,601	857,665
Active Monetary Variation	23	-	423	-
Exchange Variation - Abroad	842,769	170,737	984,315	170,279
Others (1)	3,003,342	463,245	5,167,659	1,783,650
Total	7,625,877	2,978,645	12,545,348	4,921,425

(1)    In the exercises ended December 31, 2022 and 2021, mainly includes monetary restatement on provisions for lawsuits and administrative and legal obligations, provisions for the benefit guarantee fund and other provisions.

27.   Other Operating Expenses

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to	01/01 to 12/31/2022	01/01 to
		12/31/2021		12/31/2021
Operating Provisions
Fiscal (Note 20.c)	144,787	85,877	165,120	124,822
Labor (Note 20.c)	720,840	800,704	802,359	833,487
Civil (Note 20.c)	298,527	462,721	510,104	628,477
Credit Cards	4,248,457	3,613,795	3,996,219	3,219,333
Actuarial Losses - Pension Plan	202,932	202,494	209,801	200,585
Legal Fees and Costs	180,336	208,758	185,486	210,290
Serasa and SPC (Credit Reporting Agency)	132,236	124,859	135,353	128,613
Brokerage Fees	85,452	85,998	85,455	86,212
Commissions	2,155,211	1,400,810	3,308,048	2,700,506
Provision for Financial Guarantees Provided	15,037	14,899	15,037	14,899
Others (1)	3,779,038	3,985,346	8,090,090	6,666,439
Total	11,962,853	10,986,261	17,503,072	14,813,663

(1) In the exercises ended December 31, 2022 and 2021, it mainly includes monetary restatement on provisions for legal and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

28.   Non-Operating Income

		Bank		Consolidated
	01/01 to 12/31/2022	01/01 to	01/01 to 12/31/2022	01/01 to
		12/31/2021		12/31/2021
Result on sale of Investments	-	-	-	(59)
Result on Sale of Other Assets	81,853	81,439	48,731	68,882
Reversal (Recognition) of Allowance for Losses on Other Assets	4,357	(19,309)	38,171	(25,952)
Expense on Assets Not in Use	(39,639)	(51,937)	(41,284)	(53,489)
Gains (Losses) of Capital	397,390	(49,495)	402,615	(55,574)
Other Income (Expenses) (1)	73,515	98,137	94,881	75,192
Total	517,476	58,835	543,114	9,000

(1) Non-operating result on the acquisition of equity interest in CIP in 2022 by the equity method, in the amount before taxes of R$347,447 (net of taxes: R$191,096), in the Bank and Consolidated.

29.   Employee Benefit Plans - Post-Employment Benefits

a) Complementary Retirement Plan

Banco Santander and its subsidiaries sponsor closed supplementary pension entities and assistance funds, with the purpose of granting retirement and pensions supplementary to those granted by Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan, fully funded by Banco Santander, covers employees hired after May 22, 1975, called Recipient Participants and those hired until May 22, 1975, called Aggregated Participants, who are entitled to the benefit. of annuity by death. Plan closed for new members since March 28, 2005.

Plan II: defined benefit plan, created as of July 27, 1994, with the new text of the Bylaws and Basic Regulation of Plan II in force, the participants of Plan I who opted for the new plan started to contribute with 44.9% of the costing rate stipulated by the actuary for each year, implemented in April 2012, extraordinary costing for the sponsor and participants, under the terms agreed with the Superintendency of Complementary Pension (PREVIC), due to a deficit in the plan. Plan closed for new members since June 3, 2005.

Plan V: defined benefit plan, fully funded by Banco Santander, covers employees hired until May 22, 1975, closed with benefits calculated until the end of the plan.

Retirement and Pension Complement Plan - Pre-75:defined benefit plan, created as a result of the privatization process of Banespa, managed by Banesprev and offered only to employees hired until May 22, 1975, with the effective starting date on January 1, 2000. Plan closed for new members since April 28, 2000.

Plan III: variable contribution plan, aimed at employees hired after May 22, 1975, previously covered by Plans I and II. In this plan, contributions are made by the sponsor and the participants. Benefits are in the form of defined contribution during the period of contributions and defined benefit during the benefit receiving phase, if paid in the form of lifetime monthly income. Plan closed for new members since September 1, 2005.

With the objective of promoting greater actuarial stability and adapting the structure of the sponsored plans to the best market practices, a Defined Contribution (DC) plan was created at Banesprev, with the exclusive purpose of receiving, through voluntary migration, participants and beneficiaries of the following DB plans: Plano I, Plano II, Plano V, Plano Pré-75, DCA, DAB, CACIBAN and Sanprev Plano I. The process for creating the CD Plan was approved by Previc in Ordinance No. 611 published on 09/13/2021, and the CD Plan was officially created in Mar/22.

Banco Santander (Brasil) S.A. accounted for the impacts arising from the migration and creation of the new CD Plan on 03/31/2022, and in the result an expense of R$ 42 million was recorded, in OCI a gross gain in the amount of R$ 228 million was calculated and at Banesprev it was made investment in the amount of R$ 117 million. This extraordinary contribution was due to the portion of the sponsors' insufficiency of responsibility for the loss-making plans.

Plan IV: variable contribution plan, aimed at employees hired from November 27, 2000, in which the sponsor only contributes to risk benefits and administrative costs. In this plan, the programmed benefit is in the form of defined contribution during the period of contributions and defined benefit during the benefit receiving phase, in the form of lifetime monthly income, in whole or in part of the benefit. The plan's risk benefits are in the form of a defined benefit. Plan closed for new members since July 23, 2010.

Three Plans (DCA, DAB and CACIBAN): supplementary retirement and pensions for former associates, arising from the acquisition process of the former Banco Meridional, constituted under the defined benefit modality. Plans closed for new adhesions before the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

Sanprev I Plan: defined benefit plan, created on September 27, 1979, covering employees of sponsors enrolled in the plan and has been in the process of extinction since June 30, 1996.

Sanprev II Plan: plan that offers risk coverage, temporary pension supplementation, disability retirement and death benefit and sickness benefit supplementation and birth aid, covering the employees of the sponsors enrolled in the plan, being funded exclusively by the sponsors, through monthly contributions, when indicated by the actuary. Plan closed for new members since March 10, 2010.

Sanprev III Plan: variable contribution plan, covering employees of sponsors who opted to contribute, through contributions freely chosen by participants from 2% of the contribution salary. In this plan, the benefit is defined contribution during the contribution phase and defined benefit during the benefit receiving phase, in the form of lifetime monthly income, in whole or in part of the benefit. Plan closed for new members since March 10, 2010.

II) Bandeprev - Bandepe Social Security (Bandeprev)

Defined benefit plan sponsored by Banco Bandepe S.A. and Banco Santander, managed by Bandeprev. The plans are divided into a basic plan and a special supplementary retirement plan, with differences in eligibility, contributions and benefits by subgroups of participants. The plans have been closed to new adhesions since 1999 for the employees of Banco Bandepe S.A. and for the others since the year 2011.

III) Other Plans

SantanderPrevi - Private Pension Society (SantanderPrevi): is a closed supplementary pension entity, whose objective is the establishment and execution of benefit plans of a social security nature, complementary to the general social security system, in the form of the current legislation.

The SantanderPrevi Retirement Plan is structured in the Defined Contribution modality and has been closed to new members since July 2018, as approved by PREVIC, with contributions being shared between the sponsoring companies and the plan participants. The amounts appropriated by the sponsors for the exercise ended December 31, 2022 were R$ 54,298 (2021 - R$ 53,692) in the Bank and R$ 59,641 (2021 - R$ 60,725) in the Consolidated.

It has 10 cases of benefits granted with lifetime income from a previous plan.

SBPREV - Santander Brasil Open Pension: as of January 2, 2018, Santander started to offer this new optional supplementary pension program for new hired employees and for employees who were not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generator Plan and VGBL-Vida Free Benefit Generator Plan, managed by Icatu Seguros, an Open Supplementary Pension Entity, open to new members, and their contributions are shared between the instituting/stipulator-enrolling companies and plan participants.

The amounts appropriated by the sponsors in the exercise ended December 31, 2022 were R$ 21,394 (2021 – R$ 15,124) in the Bank and R$ 23,566 (2021 – R$ 17,880) in the Consolidated

Determination of Net Actuarial Assets (Liabilities)

						Bank
			12/31/2022			12/31/2021
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(22,268,687)	(4,217)	(1,413,385)	(24,476,356)	(4,455)	(1,532,427)
Fair Value of Plan Assets	24,657,040	3,535	2,056,633	25,460,958	3,703	2,182,891
	2,388,353	(682)	643,248	984,602	(752)	650,464
Being:
Superavit	3,589,592	-	643,248	3,070,651	-	650,464
Deficit	(1,201,239)	(682)	-	(2,086,049)	(752)	-
Amount not Recognized as Assets	3,363,293	-	634,170	2,847,412	-	642,604
Net Actuarial Asset (Note 12)	226,299	-	9,078	223,240	-	7,860
Net Actuarial Liability (Note 19)	(1,201,239)	(682)	-	(2,086,049)	(752)	-
Payments Made on the Actuarial Liabilities	746,407	-	(2)	581,513	-	(3)
Revenues (Expenses) Recorded on the Actuarial Liabilities	(148,919)	(71)	589	(173,600)	(79)	193
Other Equity Valuation Adjustments	(3,055,055)	50	9,392	(3,356,005)	(92)	8,761
Actual Return on Plan Assets	1,459,959	645	19,769	1,457,501	460	(26,644)

						Consolidated
			12/31/2022			12/31/2021
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(22,689,118)	(4,217)	(1,413,385)	(24,967,077)	(4,455)	(1,532,427)
Fair Value of Plan Assets	25,256,549	3,535	2,056,633	26,135,232	3,703	2,182,891
	2,567,431	(682)	643,248	1,168,155	(752)	650,464
Being:
Superavit	3,791,264	-	643,248	3,282,428	-	650,464
Deficit	(1,223,833)	(682)	-	(2,114,272)	(752)	-
Amount not Recognized as Assets	3,507,572	-	634,170	3,002,479	-	642,604
Net Actuarial Asset (Note 12)	283,692	-	9,078	279,949	-	7,860
Net Actuarial Liability (Note 19)	(1,223,833)	(682)	-	(2,114,272)	(752)	-
Payments Made on the Actuarial Liabilities	746,407	-	(2)	581,834	-	(3)
Revenues (Expenses) Recorded on the Actuarial Liabilities	(153,038)	(71)	589	(171,357)	(79)	193
Other Equity Valuation Adjustments	(3,094,961)	50	9,392	(3,389,048)	(92)	8,761
Actual Return on Plan Assets	1,494,535	645	19,769	1,343,548	460	(26,644)

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

						Bank
			12/31/2022			12/31/2021
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(648,993)	(528)	(43,982)	(2,437,959)	(467)	(158,262)
Changes in Financial Assumptions	1,906,390	308	139,901	4,279,128	554	256,647
Gain (Loss) Actuarial - Obligation	1,257,397	(220)	95,919	1,841,169	87	98,385
Return on Investment, Return Unlike Implied Discount Rate	785,599	362	(157,636)	(416,650)	220	(182,577)
Gain (Loss) Actuarial - Asset	785,599	362	(157,636)	(416,650)	220	(182,577)
Change in Irrecoverable Surplus	177,712	-	62,348	(851,997)	-	84,398

						Consolidated
			12/31/2022			12/31/2021
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(696,050)	(528)	(43,982)	(2,481,391)	(467)	(158,262)
Changes in Financial Assumptions	1,947,242	308	139,901	4,375,431	554	256,647
Gain (Loss) Actuarial - Obligation	1,251,192	(220)	95,919	1,894,040	87	98,385
Return on Investment, Return Unlike Implied Discount Rate	(805,641)	362	(157,636)	(608,960)	220	(182,577)
Gain (Loss) Actuarial - Asset	(805,641)	362	(157,636)	(608,960)	220	(182,577)
Change in Irrecoverable Surplus	(144,920)	-	62,348	(714,652)	-	84,398

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2022 and December 31, 2021:

		Duration (in Years)
Plans	12/31/2022	12/31/2021
Banesprev
Plano I	8.87	12.57
Plano II	9.48	12.92
Plano III	8.30	11.54
Plano IV	10.11	14.82
Plano V	7.19	9.51
Pré-75	7.83	10.45
Meridional DCA, DAB e CACIBAN	5.17/4.79/5.67	6.47/5.93/7.27
Sanprev
Plano I	5.78	6.79
Plano II	9.24	12.76
Plano III	8.25	11.06
Bandeprev
Plano Básico	7.74	10.53
Plano Especial I	5.61	7.23
Plano Especial II	5.16	6.46
SantanderPrevi
SantanderPrevi	5.90	8.11

b) Medical and Dental Assistance Plan

Cabesp - Employee Beneficent Fund of the Bank of the State of São Paulo:entity dedicated to covering medical and dental expenses of employees hired until the privatization of Banespa in 2000, as defined in the entity's bylaws.

Retired by HolandaPrevi (former name of SantanderPrevi): the Retirement health care plan is for life and is a closed group. Upon termination, the employee must have completed 10 years of employment with Banco Real and 55 years of age. In this case, the continuity of the medical care plan was offered, where the employee pays 70% of the monthly fee and the Bank subsidizes 30%. This rule was in force until December 2002 and after this period, the employee who was dismissed, with the status of Retired HolandaPrevi, bears 100% of the health plan's monthly fee.

Former Banco Real Employees (Retired by Circulars):this is the granting of medical assistance to a former employee of Banco Real. With a lifetime nature, it was granted in the same condition as the active employee, that is, with the same coverage and plan design.

Only the basic plans and the first standard apartment are eligible, if you choose the apartment plan, the beneficiary assumes the difference between the plans plus the co-participation in the basic plan. No new additions of dependents are allowed. It has a subsidy of 90% of the plan.

Retired by Bandeprev: medical assistance plan granted to retirees from Banco do Estado de Pernambuco; it is a lifetime benefit. Banco Santander subsidizes 50% of the plan's value for those who retired until November 27, 1998. For those who retired after that date, the subsidy is 30%.

Directors with Lifetime Benefit (Lifetime Directors):only a small closed group of former Directors from Banco Sudameris are part of this benefit, who are 100% subsidized by the Bank.

Free Clinic: free clinic medical assistance plan is offered on a lifetime basis to retirees who have contributed to the Sudameris Foundation for at least 25 years and has a different standard, if the user chooses an apartment. The plan is offered only in standard infirmary, a situation in which the cost is 100% from the Sudameris Foundation.

Law 9,656 (Directors): Officers, Executive Officers, Vice Presidents and Chief Executive Officer may, for free, opt for a lifetime health care plan, in case of termination of the relationship with Banco Santander or companies of its conglomerate without just cause; provided they meet the following requirements: have contributed for at least 3 (three) years to the health plan; have exercised the function of director at Banco Santander or companies of its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same way as the DIRECTOR enjoyed at the time of his dismissal, including the payment of his share, which must be made by means of a bank slip. Dependents active at the time of dismissal will be kept in the same plan as the DIRECTOR, and the inclusion of new dependents is not allowed under any circumstances.

Life Insurance for Retirees (Life Insurance): granted to retirees by Circulars: indemnity in cases of Natural Death, Disability due to Illness, Accidental Death. The subsidy is 45% of the prize amount. It is a closed mass.

Caixas Assistencial Life Insurance (Life Insurance):included in the life insurance mass in December 2018, the insurance of retirees from the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Banco Meridional, the coverage was in accordance with the retiree's choice at the time of adhesion to the benefit. The Bank subsidy is 50% of the premium for the holder and some retirees have the spouse clause bearing 100% of the cost. It is a closed mass.

Additionally, retired employees are guaranteed, provided that they comply with certain legal requirements and assume the full payment of the respective contributions, the right to remain as a beneficiary of the Banco Santander health plan, under the same conditions of assistance coverage they enjoyed when it was in force. of their employment contracts. Banco Santander's obligations to retirees are valued using actuarial calculations based on the present value of current costs.

Determination of Net Actuarial Assets (Liabilities)

				Bank				Consolidated
		12/31/2022		12/31/2021		12/31/2022		12/31/2021
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,884,981)	(550,687)	(4,342,690)	(613,101)	(4,037,977)	(550,687)	(4,510,768)	(613,101)
Fair Value of Plan Assets	4,758,029	-	4,906,369	-	4,945,407	-	5,096,262	-
	873,048	(550,687)	563,679	(613,101)	907,430	(550,687)	585,495	(613,101)
Being:
Superavit	873,048	-	563,678	-	907,429	-	585,495	-
Deficit	-	(550,687)	-	(613,101)	-	(550,687)	-	(613,101)
Amount not Recognized as Assets	(873,048)	-	(563,678)	-	907,429	-	585,495	-
Net Actuarial Asset (Note 12)	-	-	-	-	-	-	-	-
Net Actuarial Liability (Note 19)	-	(550,687)	-	(613,101)	-	(550,687)	-	(613,101)
Payments Made on the Actuarial Liabilities	161,605	36,779	149,181	37,255	164,766	36,779	152,096	37,255
Revenues (Expenses) Recorded on the Actuarial Liabilities	4,114	(54,462)	4,001	(56,798)	4,006	(54,462)	3,626	(56,798)
Other Equity Valuation Adjustments	(1,377,516)	74,572	(1,208,790)	(5,525)	(1,355,968)	74,572	(1,190,988)	(5,525)
Actual Return on Plan Assets	42,339	-	(111,147)	-	45,779	-	(118,549)	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank				Consolidated
		12/31/2022		12/31/2021		12/31/2022		12/31/2021
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Experience Plan	(23,045)	12,643	(336,602)	49,985	(23,501)	12,643	(340,863)	49,985
Changes in Financial Assumptions	492,989	67,328	984,402	116,272	512,958	67,328	1,020,225	116,272
Changes in Demographic Assumptions	-	126	-	(446)	-	126	-	(446)
Gain (Loss) Actuarial - Obligation	469,944	80,097	647,800	165,811	489,457	80,097	679,362	165,811
Return on Investment, Return Unlike Implied Discount Rate	(390,745)	-	(498,406)	-	(403,979)	-	(521,100)	-
Gain (Loss) Actuarial - Asset	(390,745)	-	(498,406)	-	(403,979)	-	(521,100)	-
Change in Irrecoverable Surplus	(244,178)	-	(302,576)	-	(254,205)	-	(313,894)	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2022 and December 31, 2021:

		Duration (in Years)
Plans	12/31/2022	12/31/2021
Cabesp	11.83	16.03
Bandepe	9.79	18.03
Free Clinic	8.91	12.28
Lifelong Directors	6.88	9.36
Health Directors	22.61	30.28
Circular (1)	8.74 e 7.98	11.62 e 12.97
Life Insurance	7.88	8.04

(1)    Duration 8,74 refers to the plan for Former Employees of Banco ABN Amro (12/31/2021 - 13.47) and 7,98 to the plan for Former Employees of Banco Real (12/31/2021 – 11.92).

c) Management of Plan Assets

The main asset categories as a percentage of total plan assets as of December 31, 2022, valid as of December 31, 2021, are as follows:

		Bank/Consolidated
	12/31/2022	12/31/2021
Equity Instruments	0.0%	0.0%
Debt Instruments	95.1%	96.7%
Real Estate	0.2%	0.2%
Others	4.7%	3.2%

d) Actuarial Assumptions Adopted

Below are the actuarial assumptions adopted:

				Bank/Consolidated
		12/31/2022		12/31/2021
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation and Rate Calculation of Interest Under Assets to the Next Year	9.44% (1) e 9.64%	9.46% (2)e 9.64%	8.4%	8.4%
Estimated Long-term Inflation Rate	3.0%	3.0%	3.0%	3.0%
Estimated Salary Increase Rate	3.5%	N/A	3.5%	N/A
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) Banesprev II, V and Pre-75;

(2) Cabesp.

e) Sensitivity Analysis

The assumptions related to the significant actuarial assumptions have an effect on the amounts recognized in income and on the present value of the obligations. Changes in the interest rate, mortality table and health care cost, on December 31, 2022, and December 31, 2021, would have the following effects:

				Bank/Consolidated
		12/31/2022		12/31/2021
	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations
Discount Rate
(+)0,5%	(22,524)	(240,984)	(25,444)	(305,114)
(-)0,5%	24,802	265,351	28,133	337,349
Boards of Mortality
Applied (+) 2 years	(42,586)	(455,624)	(44,619)	(535,039)
Applied (-) 2 years	45,310	484,763	47,934	574,793
Cost of Medical Care
(+)0,5%	29,297	313,438	31,280	375,089
(-)0,5%	(27,104)	(289,978)	(28,762)	(344,891)

f) Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to the participants who have been determined by the Board of Directors, whose choice will take into account the seniority of the group. The members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Liquidity Type	Vesting Period	Period of Exercise/Settlement	01/01 a 12/31/2022		01/01 a 12/31/2021
Local	Santander Brasil Bank Shares	01/2019 to 12/2021	2022 e 2023	R$40,403	(3)	R$4,216,667	(3)
		01/2020 to 12/2022	2023	R$4,002,000	(1)	R$3,668,000	(1)
		01/2020 to 12/2022	2023 e 2024	R$-	(4)	R$2,986,667	(1)
		01/2021 to 10/2024	2024	R$23,490,000	(1)	R$13,520,000	(1)
		01/2021 to 12/2023	2023	R$1,500,000	(1)	R$1,834,000	(1)
		07/2019 to 06/2022	2022	111,066	SANB11 (5)	111,962	SANB11
		09/2020 to 08/2022	2022	304,594	SANB11 (6)	301,583	SANB11
		01/2020 to 09/2023	2023	209,278	SANB11	249,666	SANB11
		01/2021 to 12/2022	2023	139,163	SANB11	177,252	SANB11
		01/2021 to 12/2023	2024	343,863	SANB11	327,065	SANB11
		01/2021 to 12/2024	2024	222,178	SANB11	30,545	SANB11
		01/2022 to 12/2025	2025	66,323	SANB11	-	SANB11
Global	Santander Spain Shares and Options	2023		159,253	SAN (2)	309,576	SAN (2)
		2023, with a limit for exercising the options until 2030		832,569	Options without SAN (2)	1,618,445	Options without SAN (2)
		02/2024		124,184	SAN (2)	135,632	SAN (2)
		02/2024, with a limit for exercising the options until 02/2029		370,477	Options without SAN (2)	404,630	Options without SAN (2)
		2025		150,703	SAN (2)	-	SAN (2)
		2025, with a limit for exercising the options until 2030		578,713	Options without SAN (2)	-	Options without SAN (2)
Balance of Plans on Dezember 31, 2022				R$28,992,000	(1)	R$26,225,334	(1)
				1,436,868	SANB11	1,198,073	SANB11
				434,140	SAN (2)	445,208	SAN (2)
				1,781,759	Options without SAN (2)	2,023,075	Options without SAN (2)

(1) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the quotation of the last 15 trading sessions of the month immediately preceding the grant.

(2) Target of the plan in SAN shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

(3) Plan finalized on 12/31/2021, with performance indicators attained by 72.25%. On 03/31/2022, 40,403 gross shares were delivered, corresponding to the 2022 installment, leaving 40,403 shares for payment in March/2023.

(4) Plan terminated and reversed in Aug/2022, when it was verified that the performance indicators would not be achieved.

(5) Finalized retention plan, paid in Jul/2022.

(6) Finalized retention plan, paid in Sep/2022.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date in order to be entitled to receive.

Global ILP Plans

We currently have 2 global plans launched in 2019, 2020 and 2021. Eligible executives had an incentive target set in reais. The payment according to compliance with the performance indicators will be calculated in shares and options of grupo Santander (SAN), after a deferral period of three years, with equivalent settlement in Reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all European listed options. In addition to this model there is an extension to deal with the uncertainty in dividends, where part of the dividend value is considered confirmed, and the remainder is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk free interest rate

•            Weighted average share price (and exercise price) is €3,104 based on 15-day weighted average between 07/01/2022 and 01/27/2022

•            The expected volatility used was 33.80

•            Options expire on 02/01/2030

•            Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year over the long term (2030)

•            The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives set out in the regulations are met, shall be the market price on the date of the year.

Long-Term Incentive Plans (ILP)

Long-term incentive plans may be granted in accordance with the strategy of new companies in the specific group or business.

Each plan will have a specific contract and its calculation and payment must be approved by established governance, observing local and global regulatory resolutions.

The reference value of each participant will be converted into SANB11 shares, usually by the quotation of the last 15 trading sessions of the month immediately preceding the payment of the plan.

At the end of the vesting period the payment is of the resulting actions in the case of local plans, or of the amount equivalent to the shares /options of the global plans are made with a restriction of 1 year, and this payment is still subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal standards and exposure to excessive risks.

f.1) Impact on Result

The impacts on the result are recorded in the Personnel Expenses item, as follows:

		Consolidated
		01/01 to 12/31/2022	01/01 to 12/31/2021
Program	Liquidity Type
Local	Santander Shares (Brazil)	25,506	20,720
Global	Santander Spain Shares and Options	3,706	3,534

f.2) Variable Remuneration Referenced to Shares

The long-term incentive plan (deferral) determines the requirements for payment of future deferred installments of variable compensation, considering the financial bases long-term sustainability, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations in the cost of capital.

The variable compensation plan with payment based on Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	5,680	66,694	9,557	63,658
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	70,486	111,673	74,805	111,995

30.   Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•     All employees are responsible for the management of risk;

•     Senior Management Engagement;

•     Independence of risk control and management functions;

•     Comprehensive approach to management and control of risks;

•     Risk management and control must be based on timely, accurate and sufficiently granular management information.

A. Credit Risk

Credit Risk Management consists of monitoring and proactively evaluating portfolio indicators and new operations of credit, with a view to ensuring the sustainable growth and quality of Banco Santander's portfolio. taking into account the economic scenario, profitability and default projections are constantly prepared, to be considered in the redefinition of credit policies, which affect both the credit rating for a given customer and for a given profile of customers with similar characteristics. This credit assessment must observe and comply with the Risk Appetite control which is determined by Banco Santander.

Another relevant aspect is preventive credit management, which plays a fundamental role in maintaining the quality of Banco Santander's portfolio. Constant monitoring of the customer base is part of the daily routine of the entire commercial area, always with the support of the central areas.

In this challenging scenario imposed by the COVID-19 pandemic, the portfolio and customers were monitored very carefully. In an attempt to mitigate major liquidity impacts of companies and provide the necessary financial support to help all sectors of the economy, all new productions and extensions were analyzed in order to meet the needs of customers, always maintaining the established risk classification criteria. and governance for approval of new operations.

To measure the credit quality of a customer or an operation, the bank uses its own internal score/rating models, with an independent Methodology and Validation area.

In restructuring and credit recovery, the Bank uses specific collection teams, which can be:

• Specialized internal teams, working directly with delinquent customers, with higher delay ranges with more expressive values; and

• External partners specialized in charging, notifying and judging clients according to internal criteria.

The sale of the non-performing loan portfolio is part of the recovery strategy (only the credit rights), being able to maintain relationship and transactional means with assigned customers.

In addition, it sets up a Provision for Expected Losses Associated with Credit Risk in accordance with the current legislation of the Bacen and the National Monetary Council (Note 8.e.)

B. Market Risk Management

Market Risk can be summarized as the probability of an institution loss, resulting of market fluctuation in relation to its position in operations subject to exposure (interest rates, indices, prices, exchange rates, etc.).

Santander's Market Risk Management adheres to Resolution CMN 4,557 and establishes the management structure for this risk, providing visibility for executive decision-making, dialogue and transparency of the institution's strategic positioning, risk appetite and constant monitoring of the risk profile.

The identification, measurement and monitoring of limits are carried out and disclosed by independent areas of the business units and follow limits established in accordance with the policies and formal governance of Integrated Risk Management. The institution's Market Risk appetite is approved by senior executives and is defined based on careful studies that take into account the risk of portfolio strategies, sensitivities arising from market fluctuations, liquidity gaps and other factors that may affect Banco Santander's portfolios.

C. Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

D. Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E. Compliance and Reputacional Risk Management

Compliance risk management is aimed at supervising adherence to the regulations applicable to Grupo Santander Brasil, as well as principles of good conduct and values, for the benefit of employees, Clients, shareholders and the community in general.

F. Unit for the Anti Money Laundering (AML) and Coutering of Financing of Terrorism (CFT)

Area responsible for promoting the development of prevention of money laundering and combating the financing of terrorism in the different business units. Also responsible for the guidelines of the Bank's customer acceptance policy. Establishes regulations, procedures and acculturation related to the theme. Supervises and monitors the risks inherent in the products and transactions carried out.

G. Social and Environmental Risk

In order to promote sustainable and safer business development, Banco Santander manages of the risks that involve our activities and that may have an impact on the Organization, shareholders, customers, society and environment.

In this sense, Banco Santander has the Social, Environmental and Climate Responsibility Policy (PRSAC), which establishes guidelines and consolidates specific policies for social, environmental and climate practices in business and in relationships with interested parts.,. These practices include the analysis of social, environmental and climate risk, for granting credit, to customers Wholesale, from the Retail Companies 3 segment (one of the Bank's Corporate segments), which have limits or risk of credit above R$5 million and which are part of the 14 socio-environmental care sectors, in addition to agro operations, guarantees, mergers and acquisitions. In these cases, socio-environmental and climate risk is analyzed in order to mitigate issues of operational risk, risk of capital, credit risk and reputational risk, always with a vision of integrated risks.

Since 2009, Santander has been a signatory to the Equator Principles and this set of guidelines is used to mitigate risks socio-environmental and climatic factors in the financing of large projects, even in projects that eventually do not qualify based on these principles The management structure mentioned is in line with CMN Resolutions No. 4,943 and No. 4,945 which came into force in July/2022, determining that organizations have a more accurate look at risk management associated with social, environmental and climate issues, in addition to a Social, Environmental and Climate Responsibility Policy (PRSAC).

H. Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Profile Assessment (RPA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No. 4,557 / 2017).

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.santander.com.br/ri/gerenciamento-de-risco.

b) Operational Limits

As established in CMN Resolution No. 4,958/2021, the PR requirement is at 11.50%, including 8.00% of Minimum Equity of Reference, plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional. PR Tier I is 9.50% and Capital Principal Minimum of 8.00%. Continuing with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital indices is calculated on a consolidated basis based on information from the Prudential Conglomerate, whose definition is established by CMN Resolution No. 4,950/2021, as shown below:

	12/31/2022	12/31/2021
Tier I Regulatory Capital	75,943.7	76,969.9
Principal Capital	69,229.0	69,919.9
Supplementary Capital (Note 18.b)	6,714.7	7,050.1
Tier II Regulatory Capital (Note 18.b)	13,109.8	12,591.3
Regulatory Capital (Tier I and II)	89,053.5	89,561.3
Credit Risk (1)	559,230.6	527,119.3
Market Risk (2)	19,332.1	15,122.2
Operational Risk	60,073.2	58,499.8
Total RWA (3)	638,635.9	600,741.3
Basel I Ratio	11.89	12.81
Basel Principal Capital	10.84	11.64
Basel Regulatory Capital	13.94	14.91

(1) Exposures to credit risk subject to the calculation of the capital requirement using the standardized approach (RWACPAD) are based on the procedures established by Bacen Circular 3,644, of March 4, 2013 and its subsequent complementation through the wording of Bacen Circular 3,714 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2) Includes installments for market risk exposures subject to interest rate variations (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4) , the price of commodities commodities (RWAcom), the price of shares classified in the trading book (RWAacs) and installments for exposure to gold, foreign currency and operations subject to exchange variation (RWAcam).

(3) Risk Weighted Assets or risk-weighted asset

Banco Santander publishes the Risk Management Report with information regarding risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more details on the assumptions, structure and methodologies can be found at the electronic address www.santander.com.br/ri.

Financial institutions are required to maintain the investment of funds in permanent assets in accordance with the adjusted Reference Equity level. The funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted pursuant to CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.

Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with best market practices and criteria classification of operations and capital management of the Central Bank of Brazil. The trading book consists of all transactions with financial instruments and commodities, including derivatives, held for trading purposes. The banking portfolio consists of in structural operations arising from Banco Santander's various business lines and any hedges. Therefore, from according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading portfolios and banking.

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction No. 475/2008, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by the Bank's corporate systems Santander, referring to the trading portfolio and the banking portfolio, for each of the portfolio scenarios on December 31 from 2022.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(3,551)	(118,932)	(237,864)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(133)	(2,163)	(4,327)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(338)	(1,090)	(2,180)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(3,201)	(11,599)	(23,198)
Foreign Currency	Exposures subject to Foreign Exchange	(4,779)	(119,468)	(238,936)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(598)	(7,856)	(15,712)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(10,476)	(117,218)	(234,436)
Shares and Indexes	Exposures subject to Change in Shares Price	(428)	(10,688)	(21,375)
Commodities	Exposures subject to Change in Commodity Price	(588)	(14,688)	(29,376)
Total (1)		(24,092)	(403,702)	(807,404)

(1) Amounts net of tax effects.

Scenario 1: shock of +10%bps on yield curves and 1% for price changes (currencies and shares);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(73,325)	(2,801,686)	(5,869,026)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(8,008)	(220,681)	(404,026)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(39,332)	(629,260)	(1,159,017)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(13,644)	(148,985)	(288,282)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(399)	(5,284)	(11,041)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(25,479)	(290,492)	(601,714)
Foreign Currency	Exposures subject to Foreign Exchange	(422)	(10,539)	(21,079)
Total (1)		(160,609)	(4,106,927)	(8,354,185)

(1) Amounts net of tax effects.

Scenario 1: shock of +10%bps on yield curves and 1% for price changes (currencies);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

31.   Corporate Restructuring

During the exercise ended on December 31, 2022 and the year ended on December 31, 2021, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander (Brasil) S.A. (“Banco Santander”, “Santander Brasil” or “Company”):

a) Investment by Lexisnexis Serviços de Análise de Risco Ltda. at Credit Intelligence Manager S.A.

On December 20, 2022, Banco Santander (Brasil) S.A. (“Santander”), together with the other shareholders, carried out the closing of the investment operation, through the subscription of new shares, by Lexisnexis Serviços de Análise de Risco Ltda. (“Lexisnexis”) at Gestora de Informação de Crédito S.A. (“GIC”). Upon completion of the subscription, Lexisnexis becomes a shareholder holder of shares equivalent to 20% (twenty percent) of GIC's share capital.

With the implementation of the closure and the entry of Lexisnexis into the GIC, Santander now holds 15.559% of the shares of issuance of the GIC.

b) Sale of the entire stake held by Aymoré Crédito, Financiamento e Investimento S.A. at Banque PSA Finance, S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A. at PSA Corretora de Seguros e Serviços Ltd.

On November 29, 2022, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) formalized, with Banque PSA Finance, S.A. (“Banque PSA”) and Stellantis Services Ltd. (“Stellantis Services”), certain share purchase and sale agreement and other covenants referring to the sale of equity interests held by Aymoré, representing 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A., for Banque PSA, and (b) for Santander Corretora de Seguros, representing 50% (fifty per cent) of the share capital of PSA Corretora de Seguros e Serviços Ltda., to Stellantis Services (“Transaction”).

The execution of the Transaction will be subject to the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

c) Investment by Santander Corretora de Seguros, Investimentos e Serviços S.A. at Biomas – Environmental Services, Restauração e Carbono S.A.

On November 9, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) entered into a investment agreement to become a shareholder (“Operation”) of Biomas – Serviços Ambientais, Restauração e Carbono S.A. (“Biomes”).

Biomas is a company formed with the purpose of providing services aimed at the development and execution of activities aimed at restoring and converting biodiversity and natural ecosystems, thus aligning with ESG purposes (Environmental, Social and Governance) of Grupo Santander.

The completion of the Transaction will be subject to the signing of definitive instruments and the implementation of certain conditions usual in this type of transaction, including applicable regulatory approvals.

d) Total spin-off of Atual Serviços de Recuperação de Créditos and Meios Digitais S.A. to Return Capital S.A. and Leadership Services Specialized in Billing Ltda.

On October 31, 2022, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (“Atual”) was fully spun off and its assets were absorbed by both of its direct subsidiaries, Return Capital S.A. (“Return”) and Liderança Serviços Especializados em Cobrança Ltda. (“Liderança”) in accordance with the proportions established in the Transaction's Protocol and Justification. With the implementation of the total spin-off, Return's capital was increased by R$3,990,617,559.32 and Liderança by R$267,027,054.61, both now being held directly by Banco Santander (Brasil) S.A. as the sole shareholder of Return and sole partner of Liderança.

e) Acquisition of interest in SX Tools Soluções e Serviços Compartilhados Ltda.

On September 26, 2022, Banco Santander (Brasil) S.A. (“Banco Santander”) subscribed for the capital increase in SX Tools Soluções e Serviços Compartilhados Ltda (“SX Tools”), becoming the sole partner of the company. On September 30, 2022, the payment of capital was pending. SX Tools will act primarily in the provision of services to Banco Santander and companies of the Group and will concentrate on contracting technology providers aimed at providing such services.

f) Acquisition of interest in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitals S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”), together with other investors, together with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitals S.A. (“CSD BR”) and its respective shareholders, a certain investment agreement and other covenants (“Agreement”) with a view to subscribing a minority interest in CSD BR (“Transaction”). CSD BR operates as a registrar of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Securities and Exchange Commission and the Superintendence of Private Insurance. After the fulfillment of the conditions precedent established in the Agreement, the closing of the Transaction took place on May 26, 2022, so that Santander Corretora now holds 20% (twenty percent) of the equity interest of CSD BR.

g) Sale of the entire interest held in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Ltda.

On May 26, 2022, Banco Santander entered into an agreement with Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Payment Institution (“Getnet IP”), the agreement for the purchase and sale of shares, transfer of ownership and other covenants, of 100% of the shares of Paytec Tecnologia em Pagamentos Ltda. ("Operation"). With the implementation of the Transaction, Getnet IP directly holds 100% of the shares of Paytec Tecnologia em Pagamentos Ltda and indirectly controls Paytec Logística e Armazém Ltda.

h) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) entered into, together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (together “Monetus”), investment agreement and other covenants, whereby, once the transaction is completed, Toro Investimentos would hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated objective-based investment application. After the fulfillment of the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

i) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) entered into, together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda. other covenants, whereby, once the transaction is completed, Toro Investimentos would hold 100% of the share capital of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. After the fulfillment of the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

j) Acquisition of equity interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – a wholly-owned subsidiary of the Company – entered into, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase Agreement and Investment Agreement, by which, once the transaction is concluded, it would hold 90% of the capital stock of Apê11 (“Transaction”). Apê11 acts as a collaborative marketplace, pioneer in digitizing the journey of buying houses and apartments. After the fulfillment of the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on December 16, 2021.

k) Acquisition of Equity Interest in Solution 4Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), together with the partners of Solution 4Fleet Consultoria Empresarial Ltda. (“Solution4Fleet”), certain Share Investment and Purchase Agreement, whereby, once the transaction is completed, Aymoré would hold 80% of the share capital of Solution 4Fleet (“Transaction”). Solution 4Fleet specializes in structuring vehicle rental and subscription businesses – a long-term rental modality for individuals. After the fulfillment of the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on October 8, 2021.

l) Acquisition of Equity Interest in Leadership Serviços Especializados em Cobranças Ltda. (“Leadership”) and Fozcobra Agência de Cobranças Ltda. (“Fozcobra”) and subsequent merger of Fozcobra by Leadership.

On August 4, 2021, Atual Serviços de Crédito e Meios Digitais S.A. (“Atual”) – a wholly-owned subsidiary of the Company – entered into, together with the partners of Líder Serviços Especializados em Cobranças Ltda. (“Liderança”), a certain Agreement for the Assignment of Quotas and Other Covenants, by which, once the transaction is completed, it would hold 100% of the share capital of Leadership (“Operation”). Leadership works in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail chains, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After the fulfillment of the conditions precedent established in the Agreement for the Assignment of Quotas and Other Covenants, the closing of the Transaction was formalized on October 1, 2021. Subsequently, Fozcobra was merged into Leadership on October 4, 2021.

m) Acquisition of Equity Interest in Car10 Tecnologia e Informação S.A. and Pag10 Eireli Mercantile Development.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated, together with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Share Investment and Purchase and Sale Agreements, by which, once the transaction is completed, Webmotors would hold approximately 66.7% of the share capital of Car10 Tecnologia which, in turn, is the sole owner of Pag10 (“Operation”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, in addition to emergency assistance and towing. After complying with the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on September 20, 2021

n) Corporate reorganization Santander Leasing S.A. Commercial Leasing and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) S.A. (“Banco Santander”) and Banco Bandepe S.A. (“Bandepe”) entered into a Share Purchase and Sale Agreement through which Banco Santander acquired the entire equity interest held by Bandepe in Santander Leasing S.A. Commercial Lease (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe into Santander Leasing was approved, in order to convert Bandepe into a wholly-owned subsidiary of Santander Leasing (“Merger of Shares”).

o) Signing of an Agreement for the Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), which is indirectly controlled by Banco Santander, entered into with the shareholders of Toro Controle e Participações S.A. (“Toro Controle”), investment agreement and other covenants. Toro Controle was a holding company that ultimately controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and collectively “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities broker aimed at the retail public. After the fulfillment of all applicable suspensive conditions, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the share capital of Toro Controle and their immediate incorporation by Toro CTVM, so that Santander DTVM became the direct owner of the equivalent of 60% of the share capital of Toro CTVM, which, in turn, holds 100% of the share capital of Toro Investimentos.

p) Partial spin-off of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

After the approval of the studies and a favorable proposal from the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of the shares owned by Getnet Adquirência e Serviços for Meios de Pagamento S.A. (“Getnet”), with version of the spun-off portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil became direct shareholders of Getnet in proportion to their participation in the capital stock of Santander Brasil.

As a result of the Spin-off, the share capital of Santander Brasil was reduced in the total amount of 2,000,000 (two billion reais), without the cancellation of shares, with the share capital of Santander Brasil passing from 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

32.   Other Information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$ 49,017,204 (12/31/2021 - R$49,624,633) in the Bank and R$ 49,017,204 (12/31/2021 - R$ 49,624,633) in the Consolidated.

b) The total amount of investment funds managed by the Santander Conglomerate is R$ 18,934,221 (12/31/2021 – R$ 2,770,684) and the total of managed investment funds is R$ 265,517,852 (12/31/2021 – R$ 192,927,475) registered in accounts of compensation.

c) Insurance in force on December 31, 2022, corresponding to coverage of fires, natural disasters and other risks related to properties, have a coverage amount of R$ 9,214,986 (12/31/2021 - R$ 9,214,986) in the Bank and Consolidated. Furthermore, in the Bank and in the Consolidated-on December 31, 2022, there are other policies in force to cover risks related to fraud, civil liability and other assets in the amount of R$ 1,546,050 (12/31/2021 – R$ 1,546,120)

d) Between December 31, 2022 and December 31, 2021, there were no related active operations and obligations for operations linked assets.

e) Obligation Clearing and Settlement Agreements - Within the scope of CMN resolutions 3,263/2005 and 4,018/2011 - the Bank Santander has an agreement for the clearing and settlement of obligations within the scope of the National Financial System (SFN), signed with individuals and legal entities that are members or not of the SFN, resulting in greater guarantee of financial settlement, with the parties with which have this type of agreement. These agreements establish that payment obligations to Banco Santander, arising from credit operations and derivatives, in the event of default by the counterparty, will be offset with the Banco Santander's payment obligations to the counterparty.

f) Other Commitments - Banco Santander has two types of lease agreements: cancelable and non-cancellable. At Cancelables are properties, primarily used as agencies, on the basis of a standard contract, which can be canceled by will and includes the right of renewal option and readjustment clauses, framed in the concept of leasing operational. The total of future minimum payments for non-cancellable operating leases is shown at follow:

	12/31/2022	12/31/2021
Up to 1 Year	284,945	715,576
Between 1 to 5 years	1,044,715	1,420,853
More than 5 Years	224,536	181,417
Total	1,554,196	2.317,846

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$ 700 (12/31/2021 - R$801) corresponding to the monthly rent of contracts with this feature. Operating lease payments, recognized as expenses in the first half of 2022, amounted to R$ 391,408 (2021 - R$369,482).

The lease contracts will be readjusted annually, according to the legislation in force, with the highest percentage being in accordance with the variation of the General Market Price Index (IGPM). The lessee is guaranteed the right to unilaterally denounce these contracts, at any time, according to contractual clauses and legislation in force.

g) Market value of Assets and Liabilities - Banco Santander classifies measurements at market value using the hierarchy of market value that reflects the model used in the measurement process, and is in accordance with the following levels hierarchical:

Level 1: Determined based on public (unadjusted) price quotations in active markets for identical assets and liabilities, include government bonds, equities and listed derivatives. Highly liquid securities with observable prices in an active market are classified at level 1. Most Brazilian Government Securities were classified at this level. (mainly LTN, LFT, NTN-B and NTN-F), stock exchanges and other securities traded on the active market. Derivatives traded on stock exchanges are ranked at level 1 of the hierarchy.

Level 2: Derivatives of data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (as prices) or indirectly (derived from prices). When price quotes cannot be observed, the Management, using its own internal models, makes its best estimate of the price that would be set by the market. Those models use data based on observable market parameters as an important reference. The best evidence of fair value of a financial instrument at initial recognition is the transaction price, unless, the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only market data observables, especially interest rates. These securities are classified at level 2 of the fair value hierarchy and are composed mainly of Government Securities (Repo, Cancelable LCI and NTN) in a less liquid market than those classified at level 1. For derivatives traded over the counter, for the valuation of financial instruments (basically swaps and options), observable market data such as exchange rates, interest rates, volatility, correlation between indices and market liquidity. In the pricing of the mentioned financial instruments, the methodology is used the Black-Scholes model (exchange rate options, interest rate index options, caps and floors) and the value method present (discounting future values by market curves).

Level 3: Derived from valuation techniques that include data for assets or liabilities that are not based on variables market observables (unobservable data). When there is information that is not based on market data observable, Banco Santander uses models developed internally, in order to adequately measure the fair value of these instruments.  Level 3 mainly includes Low liquidity instruments. Derivatives not traded in exchange and which do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Brazilian Real				2022
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	69,677,251	69,677,251	7,828,888	57,043,732	4,804,631
Securities and Debt Instruments	206,243,602	206,044,571	138,840,517	14,148,955	53,055,099
Derivatives Financial Instruments	21,115,580	21,115,580	-	20,842,648	272,932
Lending Operations	411,414,378	407,040,905	-	-	407,040,905
Total	708,450,811	703,878,307	146,669,405	92,035,335	465,173,567

In Thousands of Brazilian Real				2021
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	33,629,318	33,629,318	1,224,817	25,912,368	6,492,133
Securities and Debt Instruments	227,705,982	228,618,182	162,531,523	21,640,333	44,446,326
Derivatives Financial Instruments	21,089,724	21,089,724	-	20,833,986	255,738
Lending Operations	383,479,674	377,805,784	-	-	377,805,784
Total	665,904,698	661,143,008	163,756,340	68,386,687	428,999,981

The following is a comparison between the book values of the Bank's financial liabilities measured at a value other than market value and their respective market values as of December 31, 2022 and December 31, 2021:

In Thousands of Brazilian Real						2022
		Maket Value
Liabilities	Carrying Amount			1		2		3

Deposits	420,928,829	420,911,528		-		-		420,911,528
Money Market Funding	109,760,924	109,736,191		-		109,736,191		-
Borrowings and Onlendings	81,721,122	81,721,121		-		-		81,721,121
Funds from Acceptance and Issuance of Securities	127,409,086	125,851,388		-		-		125,851,388
Derivatives Financial Instruments	19,858,420	19,858,420		-		19,624,658		233,762
Debt Instruments Eligible to Compose Capital	19,537,618	19,537,618		-		-		19,537,618
Total	779,215,999	777,616,266	-	-	-	129,360,849	-	648,255,417

In Thousands of Brazilian Real						2021
		Maket Value
Liabilities	Carrying Amount			1		2		3

Deposits	403,639,687	403,598,886		-		-		403,598,886
Money Market Funding	95,648,600	95,604,396		-		95,604,396		-
Borrowings and Onlendings	91,586,750	91,586,750		-		-		91,586,750
Funds from Acceptance and Issuance of Securities	95,380,860	94,198,680		-		-		94,198,680
Derivatives Financial Instruments	24,647,231	24,647,231		-		24,213,648		433,583
Debt Instruments Eligible to Compose Capital	19,641,408	19,641,408		-		-		19,641,408
Total	730,544,536	729,277,351		-	-	119,818,044		609,459,307

h) Recurring/non-recurring results

						Bank
2022				2021
	Recurring Income	Non-recurring Income	01/01 to 12/31/2022	Recurring Income	Non-recurring Income	01/01 to 12/31/2021
Income Related to Financial Operations	89,128,977	-	89,128,977	89,510,090	-	89,510,090
Expenses on Financial Operations	(71,178,111)	-	(71,178,111)	(56,931,567)	-	(56,931,567)
Gross Income Related to Financial Operations	17,950,866	-	17,950,866	32,578,523	-	32,578,523
Other Operating Revenues (Expenses) (a)	(5,352,191)	(227,543)	(5,579,734)	(10,190,929)	(1,229,547)	(11,420,476)
Operating Income	12,598,675	(227,543)	12,371,132	22,387,594	(1,229,547)	21,158,047

Non-Operating Income (b)	116,960	400,516	517,476	58,835	-	58,835

Income Before Taxes on Income and Profit Sharing	12,715,635	172,973	12,888,608	22,446,429	(1,229,547)	21,216,882
Income Tax and Social Contribution (a/b)	1,384,163	23,869	1,408,032	(4,287,286)	(73,492)	(4,360,778)
Profit Sharing	(1,938,115)	-	(1,938,115)	(1,860,596)	-	(1,860,596)
Net Income	12,161,683	196,842	12,358,525	16,298,547	(1,303,039)	14,995,508

					Consolidated
	2022			2021
	Recurring Income	Non-recurring Income	01/01 to 12/31/2022	Recurring Income	Non-recurring Income	01/01 to 12/31/2021
Income Related to Financial Operations	99,768,622	-	99,768,622	99,112,242	-	99,112,242
Expenses on Financial Operations	(71,653,934)	-	(71,653,934)	(59,797,367)	-	(59,797,367)
Gross Income Related to Financial Operations	28,114,688	-	28,114,688	39,314,875	-	39,314,875
Other Operating Revenues (Expenses) (a)	(11,030,431)	(329,574)	(11,360,005)	(14,422,765)	(1,229,547)	(15,652,312)
Operating Income	17,084,257	(329,574)	16,754,683	24,892,110	(1,229,547)	23,662,563

Non-Operating Income (b)	142,598	400,516	543,114	9,000	-	9,000

Income Before Taxes on Income and Profit Sharing	17,226,855	70,942	17,297,797	24,901,110	(1,229,547)	23,671,563
Income Tax and Social Contribution (a/b)	(2,318,194)	(8,043)	(2,326,237)	(6,429,733)	(73,492)	(6,503,225)
Profit Sharing	(2,222,015)	-	(2,222,015)	(2,059,673)	-	(2,059,673)
Non-Controlling Interest	(179,354)	-	(179,354)	(120,949)	-	(120,949)
Net Income	12,507,292	62,899	12,570,191	16,290,755	(1,303,039)	14,987,716

a) Amortization of goodwill in an investment recognized as Other Operating Expenses in the amount before taxes of R$ 329,574 (2021 - R$1,229,547) in the Bank and Consolidated, with a net impact of taxes of R$ 181,266 (2021 - R$1,139,307).

b) Non-operating result on the acquisition of the equity interest in CIP in 2022 by the equity method, in the amount before taxes of R$347,447 and capital gain of R$53,069 after the closing of the investment operation of Lexisnesis Serviços de Análise de Riscos Ltda in Credit Intelligence Manager (GIC), see note 31 (net of taxes: R$ 191,096), in the Bank and in the Consolidated.

33. Subsequent Events

The Board of Directors, in a meeting held on January 19, 2023, approved the proposal of the Executive Board, ad referendum of the Ordinary General Meeting to be held until April 30, 2023, for the distribution of Interest on Equity, in the amount of R$1,700,000,000.00 (one billion, seven hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders who are registered in the Bank's records at the end of January 26, 2023 (inclusive) will be entitled to the Interest on Own Capital. Thus, as of January 27, 2023 (inclusive), the Bank's shares will be traded “Ex-Interest on Equity”. The amount of Interest on Equity will be paid as of March 6, 2023. The Interest on Equity will be fully allocated to the minimum mandatory dividends to be distributed by the Bank, referring to the year 2023, without any remuneration as monetary update for both.                                                                                                           .

Composition of the Management Bodies

Administrative Council

Deborah Stern Vieitas – Vice President (independent)

Angel Santodomingo Martell – Director

Deborah Patricia Wright - Advisor (independent)

Jose Antonio Alvarez Alvarez – Board Member

José de Paiva Ferreira – Director

José Garcia Cantera – Board Member

Marilia Artimonte Rocca - Director (independent)

Mario Roberto Opice Leão – Director

Pedro Augusto de Melo - Director (independent)

Audit Committee

Deborah Stern Vieitas – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

René Luiz Grande – Member

Vania Maria da Costa Borgerth – Member

Risk and Compliance Committee

Pedro Augusto de Melo – Coordinator

José de Paiva Ferreira – Member

Jaime Leôncio Singer – Member

Sustainability Committee

Marilia Artimonte Rocca – Coordinator

Andrea Marques de Almeida – Member

Álvaro Antônio Cardoso de Souza – Member

Carlos Aguiar Neto – Member

Luiz Masagão Ribeiro Filho – Member

Tasso Rezende de Azevedo – Member

Nomination and Governance Committee

Deborah Patricia Wright – Member

Luiz Fernando Sanzogo Giogi – Member

Pedro Augusto de Melo – Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Luiz Fernando Sanzogo Giogi – Member

Pedro Augusto de Melo – Member

Fiscal Council*

Cassia Maria Matsuno Chibante - Effective member

José Roberto Machado Filho - Effective member

Louise Barsi - Effective member

Luciano Faleiros Paolucci - Substitute Member

Manoel Marcos Madureira - Substitute Member

Valmir Pedro Rossi - Substitute Member

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Tiago Celso Abate

Vítor Ohtsuki

Accountant

Diego Santos Almeida – CRC Nº 1SP 316054/ O-4

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 27, paragraph 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of 29 March 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander) state that they discussed, reviewed and agreed with the Financial Statements prepared by the BRGAAP criteria of Banco Santander, related to the quarter ended September 30, 2022, and the documents that comprise them, namely: Management Report, balance sheets equity, income statement, statement of comprehensive income, statement of changes in equity net income, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with in accordance with the accounting practices adopted in Brazil, pursuant to Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law Shares), the norms of the National Monetary Council, of the Central Bank of Brazil in accordance with the model of the Accounting Plan of Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. Said Statements Financial Statements and the documents that compose them, were the subject of an unreserved report by the Independent Auditors and recommendation for approval issued by the Bank's Audit Committee to the Board of Directors and favorable opinion of the Bank's Supervisory Board. Members of the Executive Board of Banco Santander on December 31, 2022:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André               *

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman *

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Tiago Celso Abate

Vítor Ohtsuki

* Pending BACEN homologation.

Statement by the Directors on the Independent Auditors' Report

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of Instruction of the Securities and Exchange Commission (CVM) 80, of 29 March 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander) state that they discussed, reviewed and agree with the Financial Statements by the BRGAAP criteria of Banco Santander, which includes the Report of Independent Auditors, related to the Financial Statements according to the BRGAAP criteria of Banco Santander, for the year ended on December 31, 2022, and the documents that comprise them, namely: Performance Comment, balance sheets, income statement, statement of comprehensive income, statement of changes in equity,statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance withthe accounting practices adopted in Brazil, pursuant to Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of National Financial System (COSIF) and other applicable regulations and legislation. Said Financial Statements and the documents that compose them, were subject to an unqualified report by the Independent Auditors and a recommendation to approval issued by the Bank's Audit Committee to the Board of Directors and favorable opinion of the Fiscal Council of the Bank. Members of the Executive Board of Banco Santander on December 31, 2022:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Tiago Celso Abate

Vítor Ohtsuki

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed of four independent members, elected according to resolutions taken at the meetings of the Board of Directors held on Apr 29, 2022. It acts through meetings with executives, internal and independent auditors and specialists, conducts analyzes based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Senior Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.

The Audit Committee's minutes and reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly in the second semester of 2022.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

BrGaap - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy. In this regard, it acknowledged the results recorded in the second semester and year ended December 31, 2022, in BrGaap standard, in addition to the individual and consolidated Financial Statements.

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee, with the Executive Vice-Presidency of Tactics, with the Technology and Operations, with the Compliance Directorship and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with the current regulations.

III – Internal Audit

The Audit Committee met formally with the Officer responsible for the area and with other Internal Audit representatives on several occasions during the second semester of 2022, in addition to had checked the reports about the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved" and “Unsatisfactory”; and (ii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second semester of 2022. At these meetings the following topics were highlighted: discussions involving the financial statements of the 2022, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and the detailed report on the revision of “Allowance for Doubtful Accounts”, in accordance the regulation. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. The Audit Committee met with KPMG Auditores Independentes (“KPMG”), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

V – Ombudsman

In accordance with the current resolution, the works carried out by Ombudsman were presented to the Audit Committee, which discussed and evaluated them. In addition to reporting the work, the Committee also took note of the Ombudsman's half-yearly report, both from Santander and its affiliates, and from the societies in the Conglomerate that have their own Ombudsman.

VI - Regulatory Bodies

The Audit Committee monitors and acts on the results of the inspections and notes of regulatory and self-regulatory bodies and the respective measures adopted by management to comply with such notes, accompanies the new regulations and holds meetings with regulators, whenever requested. In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.

VII – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring of topics related to conduct, PLD/CFT, policies and action plans for continuous improvements; (v) monitoring of the activities of the customer relations department, its action plans and results; (vi) monitoring of tax, labor and civil litigation; (vii) review and approval of the Tax Credit Realization Technical Study; and (viii) monitoring of provisions and topics related to PCLD.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VIII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriateand provides transparency and quality to the Financial Statements of Banco Santander (Brasil) S.A. and the Prudential Conglomerate for the year ended on December 31, 2022, recommending their approvals by the Board of Directors of Santander.

São Paulo, January 26, 2023.

Audit Committee

Deborah Stern Vieitas – Coordinator

Maria Elena Cardoso Figueira – Financial Expert

René Luiz Grande

Vania Maria da Costa Borgerth

Opinion of the Fiscal Council

The members of the Fiscal Council, in the exercise of their legal and statutory duties, reviewed the Management Report and the Financial Statements of Banco Santander (Brasil) S.A for the fourth quarter of 2022 and the fiscal year of 2022 and concluded, based on the examinations performed, in the clarifications provided by Management, also considering the unqualified opinion of PwC Auditores Independentes, that these items, examined in light of accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, adequately reflect the Company's financial and equity position.

São Paulo, February 1st, 2023.

FISCAL COUNCIL

José Roberto Machado Filho – Chairman

Luciano Faleiros Paolucci

Louise Barsi

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 01, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer Without Specific Designation

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Vice - President Executive Officer